Form 10-K405, Exhibit 13
period 1996-12-31
REEBOK INTERNATIONAL LTD
filed 1997-03-28
CIK 770949

                                                                  EXHIBIT 13.1
                            SELECTED FINANCIAL DATA

Amounts in thousands, except per share data
YEAR ENDED DECEMBER 31,                    1996         1995         1994         1993         1992
=====================================================================================================

Net sales                              $3,478,604   $3,481,450   $3,280,418   $2,893,900   $3,022,627
Income before income taxes and
 minority interest                        237,668      275,974      417,368      371,508      259,751
Net income                                138,950      164,798      254,478      223,415      114,818
Net income per common share                  2.00         2.07         3.02         2.53         1.24
Cash dividends per common share              .225         .300         .300         .300         .300
Weighted average common and
 common equivalent shares outstanding      69,618       79,487       84,311       88,348       92,697
=====================================================================================================



Amounts in thousands
DECEMBER 31,                               1996         1995         1994         1993         1992
=====================================================================================================

Working capital                        $  946,127   $  900,922   $  831,856   $  730,757   $  682,342
Total assets                            1,786,184    1,651,619    1,649,461    1,391,711    1,345,346
Long-term debt                            854,099      254,178      131,799      134,207      116,037
Stockholders' equity                      381,234      895,289      990,505      846,617      838,656
=====================================================================================================

On June 7, 1996, Reebok completed the sale of substantially all of the operating assets and business of its subsidiary, Avia Group International, Inc. ("Avia"); accordingly, subsequent to that date, the operations of Avia are no longer included in the Company's financial results.

      Financial data for 1995 includes total special after-tax charges of $44,934, of which $33,699 relates to the sale of Avia and $11,235 relates to facilities consolidation, severance and other related costs associated with the streamlining of certain segments of the Company's operations.

      Financial data for 1993 includes a special after-tax charge of $7,037 related to the sale of Ellesse U.S.A., Inc. and Boston Whaler, Inc.

      Financial data for 1992 includes special after-tax charges of $135,439 principally related to the write-down of the Company's subsidiary, Avia, to its estimated fair value and estimated losses from the planned sales of Ellesse U.S.A., Inc. and Boston Whaler, Inc., and after-tax gains of $17,967 from the sale of investments.





                                       25
                           REEBOK INTERNATIONAL LTD.

                                   M D & A
                  Management's Discussion and Analysis of Results
                       of Operations and Financial Condition

The following discussion contains forward-looking statements which involve risks and uncertainties. All such forward-looking statements necessarily represent only current estimates or expectations as to future results, and there can be no assurance that actual results will not materially differ from current estimates or expectations. Factors that might cause such a difference include, but are not limited to, those discussed below and those described in the Company's 1996 Annual Report on Form 10-K under the heading "Issues and Uncertainties."

                             OPERATING RESULTS 1996

Net sales for the year ended December 31, 1996 were $3.479 billion, approximately equal to the net sales for the year ended December 31, 1995 of $3.482 billion. Excluding Avia sales, net sales for the year ended December 31, 1996 were $3.429 billion, 2.3% higher than the $3.352 billion for the same period in 1995. The Reebok Division's worldwide sales were $2.982 billion in 1996 and $2.984 billion in 1995. Growth in this Division's U.S. apparel sales as well as growth in its International sales were offset by a decrease in U.S. footwear sales. U.S. footwear sales of the Reebok Division decreased 12.7% to $1.193 billion from $1.367 billion(A) in 1995. The decrease was due primarily to decreases in substantially all categories other than walking and soccer, which had increases in sales. U.S. apparel sales of the Reebok Division increased by 42.0% to $314.9 million from $221.7 million(A) in 1995. The increase resulted from increases in licensed and branded apparel, particularly in T-shirts, all purpose bottoms, warm-ups, tops and outerwear. International sales of the Reebok Division (including footwear and apparel) were $1.474 billion in 1996, an increase of 5.7% from $1.395 billion in 1995. Strong apparel sales and increases in footwear sales of basketball, walking and classic products were partially offset by decreases in the running, cross-training and outdoor footwear categories. The stronger U.S. dollar adversely impacted sales comparisons with the prior year. On a constant dollar basis for the year ended December 31, 1996, the International sales gain was 8.8%. On a local currency basis, thereby eliminating the impact of changes in foreign currency exchange rates, the United Kingdom, Japan, Korea and South Africa had increases in sales whereas there were decreases in sales in France, Canada and Belgium and in the Division's sales to certain Latin American distributors.

      Rockport's sales for 1996 increased by 21.6% to $447.6 million from $368.1 million in 1995. This increase reflects an emphasis on Rockport's walking technology and the successful introduction of new products in 1996. Increased sales in the men's casual dress and performance walking categories were partially offset by decreased sales in the women's lifestyle and outdoor categories. Rockport's 1996 results include the Ralph Lauren footwear business. In May 1996, Rockport entered into a licensing arrangement for the North American license for Ralph Lauren footwear and also acquired Ralph Lauren Footwear, Inc., the former North American footwear licensee for Ralph Lauren. Rockport expects to acquire the Ralph Lauren footwear licensing rights for the rest of the world over the next several years. Sales of Ralph Lauren footwear were $31.9 million in 1996 for the seven month period from May 1996 (the date of acquisition) through December 1996. Rockport's International business increased by 21.0% in 1996. Exclusive of sales of Ralph Lauren footwear, Rockport's International sales accounted for 14% of its total sales during 1996.

      For the year ended December 31, 1996, the Company's sales include $49.4 million of sales of Avia, a decrease of 61.9% from the $129.6 million of sales of Avia for 1995. On June 7, 1996, Reebok completed the sale of substantially all of the operating assets and business of Avia. Accordingly, subsequent to that date, the operations of Avia are no longer included in the Company's financial results.

      Gross margins declined from 39.3% in 1995 to 38.4% in 1996. The decline in margins reflects the effect of costs incurred with respect to new products and technologies. These costs include the impact of start-up tooling, shorter production runs and increased air freight. The margin decline also reflects a substantial shift in the overall mix of the U.S. business due to increased apparel sales and decreased footwear sales. U.S. apparel sales in 1996 accounted for 20.8% of the Reebok business in the U.S. as compared to 14.0% in 1995. Since U.S. apparel sales contribute lower gross margins than the U.S. footwear business, the shift in domestic mix negatively impacts overall gross margins. International margins were negatively impacted in 1996 as compared with the prior year due to a strong U.S. dollar as against most international currencies.

      Selling, general and administrative expenses increased as a percentage of sales from 28.7% in 1995 to 30.6% in 1996. Advertising and marketing expenses increased by $66.2 million during 1996 with approximately $30.0 million of that increase attributable to Reebok's Olympic participation. Continued investment in brand-building expenses, including product development, retail presence, sports marketing and on-field presence also contributed to the increase. In addition, retail operating expenses increased in support of the U.S. retail store expansion. At December 31, 1996,

--------------------------------------------------------------------------------

(A) The 1995 sales are adjusted to include the retail division's apparel sales in U.S. apparel, consistent with the 1996 presentation. Previously, all retail sales (including footwear and apparel) had been included in U.S. footwear sales. In addition, all sales of Tinley brand apparel for 1995 have been reclassified to Avia to conform with the 1996 presentation.

                                       26
                           REEBOK INTERNATIONAL LTD.

                                     M D & A
                Management's Discussion and Analysis of Results
                      of Operations and Financial Condition


the Company operated 141 U.S. Reebok, Rockport and Greg Norman retail stores as compared to 117 at the end of 1995. Primarily all of these U.S. retail stores are located in factory direct outlet malls.

      Amortization of intangibles decreased due to the write-down in the fourth quarter of 1995 of the carrying value of Avia to estimated fair value on sale.

      Minority interest represents the minority shareholders' proportionate share of the net income of certain of the Company's consolidated subsidiaries.

      Interest expense increased from $25.7 million in 1995 to $42.2 million in 1996 as a result of increased borrowings to fund the purchase of approximately
17.0 million shares of the Company's common stock in connection with the Company's Dutch Auction self-tender offer, which was completed in August 1996.

      Year-to-year earnings per share comparisons benefited from the Company's share repurchase programs and the repurchase of shares pursuant to the Dutch Auction. Weighted average common shares outstanding for the year ended December 31, 1996 declined to 69.6 million, compared to 79.5 million shares for the year ended December 31, 1995.

      The Company's footwear and apparel production operations are subject to the usual risks of doing business abroad, such as import duties, quotas and other threats to free trade, foreign currency fluctuations, labor unrest and political instability. The Company believes that it has the ability to develop, over time, adequate substitute sources of supply for the products obtained from present foreign suppliers. If, however, events should prevent the Company from acquiring products from its suppliers in Indonesia, China, Thailand or the Philippines, or significantly increase the cost to the Company of such products, the Company's operations could be seriously disrupted until alternative suppliers are found.

      For several years, imports from China to the U.S., including footwear, have been threatened with higher or prohibitive tariff rates, either through statutory action or intervention by the Executive Branch, due to concern over China's trade policies, human rights, foreign weapons sales practices and foreign policy. Further debate on these issues is expected to continue in 1997. However, the Company does not currently anticipate that restrictions on imports from China will be imposed by the U.S. during 1997. If adverse action is taken with respect to imports from China, it could have an adverse effect on some or all of the Company's product lines, which could result in a negative financial impact. The Company has put in place contingency plans which should allow it to diversify some of its sourcing to countries other than China if any such adverse action occurred. In addition, the Company does not believe that it would be more negatively impacted by any such adverse action than its major competitors.

      The European Union ("EU") imposed import quotas on certain footwear from China in 1994. The effect of such a quota scheme on Reebok has not been significant because the quota scheme provides an exemption for certain higher-priced special technology athletic footwear, which exemption is available for most Reebok products.

      The EU has imposed antidumping duties against textile upper footwear from China and Indonesia and has calculated but suspended antidumping duties on leather upper footwear from China, Thailand and Indonesia. It is expected that the duties on leather upper footwear will remain suspended through 1997. A broad exemption has been included in both antidumping cases (textile and leather footwear) for athletic footwear covering most Reebok models. If the athletic footwear exemption remains in its current form, few of the Company's product lines would be affected adversely, and in any case, the Company does not believe that its products would be more severely restricted than those of its major competitors.

      However, recently the EU has initiated at the internal staff level an effort to significantly narrow the athletic footwear exemption which applies to both the quota scheme and antidumping duties. The Company, through relevant trade associations, is working to prevent imposition of the more limited athletic footwear exception. Should the proposed revisions be adopted, certain of the Company's product lines would be affected adversely, although the Company does not believe that its products would be more severely affected than those of its major competitors.

      Various other countries have taken steps to restrict footwear imports or impose additional customs duties, which actions affect the Company as well as other footwear importers. The Company, in conjunction with other footwear importers, is aggressively challenging such restrictions. Such restrictions have in some cases had a significant adverse effect on the Company's sales in some of such countries, most notably Argentina, although they have not had a material adverse effect on the Company as a whole.

                             OPERATING RESULTS 1995

Net sales for the year ended December 31, 1995 increased by 6.1%, or $201.0 million, to $3.482 billion from $3.280 billion in 1994. The Reebok Division's worldwide sales were $2.984 billion in 1995, an increase of 6.3% from $2.808 billion(B) in 1994. This increase was due to growth in the

--------------------------------------------------------------------------------
(B) The 1994 sales were adjusted on a proforma basis to reflect Tinley apparel sales in Avia sales. The Tinley division was transferred to the Avia group from Reebok during 1995. In order to present amounts on a comparable basis, Tinley's apparel sales for 1994 have been reclassified to Avia.


                                       27
                           REEBOK INTERNATIONAL LTD.

                                     M D & A
                Management's Discussion and Analysis of Results
                      of Operations and Financial Condition


Reebok Division's U.S. apparel sales as well as growth in International sales. The Reebok Division's U.S. footwear sales decreased 0.4% to $1.405 billion from $1.410 billion in 1994. The decrease was due primarily to decreases in sales in the running, tennis and outdoor categories, which were offset in part by sales increases in the walking, cleated and children's categories. The 1995 U.S. footwear sales comparison benefits from the fact that the Company increased the number of Reebok-owned retail stores as compared with 1994. At December 31, 1995, there were 66 stores in operation as compared with 45 at the end of 1994. Of the stores in operation, 62 are outlet stores with the balance being full scale retail stores primarily used for testing retail concepts. The Reebok outlet store business had a same store sales increase for 1995 of 7.1%. The Reebok Division's U.S. apparel sales increased by 27.1% to $183.6 million from $144.5 million(B) in 1994. The increase resulted primarily from increases in licensed apparel, T-shirts and performance running product. The Reebok Division's International sales (including both footwear and apparel) were $1.395 billion in 1995, an increase of 11.3% from $1.253 billion in 1994. For the year ended December 31, 1995, slightly less than one-half of the International sales increase can be attributed to the impact of the weaker dollar. On a local currency basis, Korea, Spain and the United Kingdom had significant percentage increases in sales whereas Japan and Mexico experienced a decline in sales.

      Rockport's sales for 1995 increased by 17.0% to $368.1 million from $314.5 million in 1994. All categories, except outdoor, increased in comparison with the prior year. Sales of Rockport product in Rockport retail stores also contributed to the sales growth. At December 31, 1995, there were 40 Rockport stores in operation as compared with 13 a year ago. Of the stores in operation, 36 are outlet stores with the balance being full scale retail stores primarily used for testing retail concepts.

      Avia's sales for 1995 decreased by 18.1% to $129.6 million from $158.2 million(B) in 1994. All categories except running had decreases from the prior year.

      Other income decreased in 1995 due mainly to losses on foreign exchange transactions in 1995 compared to recognized gains in 1994. A decrease in joint venture income also contributed to the decline in other income.

      Gross margins declined from 40.1% in 1994 to 39.3% in 1995. U.S. margins were unfavorably impacted by higher than normal markdowns taken on excess inventory, as a result of a commitment to reduce inventory levels. Margins on International sales were favorably impacted by exchange rate changes.

      Selling, general and administrative expenses increased as a percentage of sales from 27.1% in 1994 to 28.7% in 1995. During 1995, the Company announced its intention to reduce planned expenditures in non-essential areas, with the primary impact being realized in the second half of the year. For the full year, the increase in SG&A expenses was primarily the result of increased investments in brand building expenses, including sports marketing and on-field presence, retail presence and the growth of the Company's retail outlet stores. In addition, SG&A expenses increased by approximately $20 million due to a weaker dollar.

      The Company recorded special charges totaling $72.1 million in 1995. In connection with the effort to reduce SG&A spending, a special charge of $18.0 million was recorded in the second quarter, principally related to facilities consolidation and severance and other related costs associated with the streamlining of certain segments of the Company's operations. In the fourth quarter of 1995, the Company recorded a charge of $54.1 million to adjust the carrying value of its Avia subsidiary to its estimated fair value on sale. In January 1996, the Company announced its intention to sell Avia in order to focus its resources on its core brands.

      Minority interest represents the minority shareholders' proportionate share of the net income of certain of the Company's consolidated subsidiaries.

      Interest expense increased from $16.5 million in 1994 to $25.7 million in 1995 as a result of increased borrowings to finance working capital needs and the Company's share repurchase program. During 1995, $225.5 million of the Company's common stock was repurchased. On October 19, 1995, the Company's Board of Directors authorized the repurchase of up to an additional $200 million in Reebok common stock in open market or privately-negotiated transactions. This authorization was in addition to the share repurchase programs of $200 million each adopted by the Company in July 1992, July 1993 and October 1994. At December 31, 1995, the Company had approximately $198.1 million available for future repurchases of its common stock under these programs. As of December 31, 1995, the Company had repurchased 42,933,902 shares of its common stock at an average price of $23.25 per share since April 1991.

      Year-to-year earnings per share comparisons benefited from the share repurchase programs. Weighted average common shares outstanding for the year ended December 31, 1995 declined to 79.5 million shares, compared to 84.3 million shares for the year ended December 31, 1994.

                             OPERATING RESULTS 1994

Net sales for the year increased by 13.4%, or $386 million, to $3.280 billion in 1994 from $2.894 billion

                                       28
                           REEBOK INTERNATIONAL LTD.

                                     M D & A
                Management's Discussion and Analysis of Results
                      of Operations and Financial Condition

in 1993. The Reebok Division's worldwide sales were $2.813 billion(C) an increase of 13.4% from $2.480 billion in 1993. This increase was due to growth in Reebok's U.S. footwear and apparel sales as well as International sales. Reebok U.S. footwear sales increased 10.9% to $1.410 billion from $1.271 billion in 1993. The increase in the Reebok Division's U.S. footwear sales was attributed to increases in the outdoor, classics, pre-season, cleated and walking categories, which were partially offset by decreases in the children's and basketball categories. The Reebok Division's U.S. apparel sales increased by 19.7% to $150.1 million(C) in 1994 from $125.4 million in 1993. The Reebok Division's International sales (including both footwear and apparel) were $1.253 billion in 1994, an increase of 15.7% from $1.083 billion in 1993, primarily due to increases in all countries except for France and the Netherlands, which experienced small decreases in sales. Changes in foreign exchange rates increased the Reebok Division's International net sales by $9.3 million, or 0.9%.

      Rockport sales reached $314.5 million in 1994, an 11.3% increase from $282.7 million in 1993. This increase was due to an increase in the number of pairs shipped both in the U.S. and internationally. Avia sales increased by 16.5% to $152.6 million(C) from $131.0 million in 1993. The increase in Avia's net sales was due to increases in both domestic and international net sales, primarily attributed to increases in the walking and cross-training categories.

      Other income increased mainly due to increased income from partially-owned distributors as well as recognized gains of $0.5 million on foreign exchange transactions in 1994 compared to recognized losses of $4.6 million in 1993.

      The decrease in gross margin from 40.6% in 1993 to 40.1% in 1994 was due to lower margins in the Reebok Division's International business as a result of the poor economic conditions in certain countries. The decrease was partially offset by slightly increased margins in the Reebok Division's U.S. footwear business.

      Selling, general and administrative expenses increased as a percentage of sales from 26.6% in 1993 to 27.1% in 1994 due in part to the continuing increased investments in information systems as well as higher distribution costs mainly associated with the opening of a new apparel distribution facility in Memphis, Tennessee. The increased investments in information systems are expected to continue over the next few years.

      Net income in 1994 was higher than net income in 1993 partially as a result of an additional pre-tax special charge of $8.5 million in 1993 related to the completion of the sales of Boston Whaler, Inc. ("Boston Whaler") and Ellesse U.S.A., Inc. ("Ellesse.") This special charge was in addition to losses previously recorded in December 1992, when the Company announced its intention to sell these businesses.

      Amortization of intangibles decreased because many of the intangible assets attributable to the acquisition of Rockport in 1986 had a useful life of seven years or less and became fully amortized in 1993.

      Minority interest represents the minority shareholders' proportionate share of the net income of the Company's Japanese, Spanish and South African subsidiaries.

      Interest expense decreased in 1994 due to interest paid in 1993 on certain prior years' state tax matters, as well as lower average interest rates. Similarly, interest income decreased in 1994 due to interest received in 1993 from the successful settlement of certain state tax matters.

      The effective tax rate decreased from 38.5% in 1993 to 37.7% in 1994 due primarily to a geographic change in the mix of worldwide income.

      Year-to-year earnings per share comparisons benefited from the share repurchase programs announced in July 1992 and July 1993. Weighted average common shares outstanding for the year ended December 31, 1994 declined to 84.3 million shares, compared to 88.3 million shares for the year ended December 31, 1993.

                                    BACKLOG

The overall backlog of open customer orders to be delivered from January 1997 through June 1997 for the Reebok brand increased 11.7% from comparative levels as of December 31, 1995. The backlog position is not necessarily indicative of future sales because the ratio of future orders to "at once" shipments and sales by Company-owned retail stores may vary from year to year. In addition, many customer orders are cancelable.

                        LIQUIDITY AND SOURCES OF CAPITAL

The Company's financial position remains strong. Working capital increased by $45.2 million at December 31, 1996, or 5.0%, from the same period a year ago. The current ratio at December 31, 1996 was 2.8 to 1 compared to 3.1 to 1 at December 31, 1995.

      Accounts receivable increased by $83.9 million from December 31, 1995, an increase of 16.6%. This is the result of a greater percentage of sales coming from international markets, where trade terms are typically longer than in the U.S. Inventory decreased by $90.5 million, or 14.3%, from December 31, 1995. Reebok brand U.S. footwear

--------------------------------------------------------------------------------
(C) As indicated above, the 1994 sales reflected in the section entitled "Operating Results 1995" have been adjusted on a proforma basis to reflect Tinley apparel sales in Avia sales.

                                       29
                           REEBOK INTERNATIONAL LTD.

                                     M D & A
                Management's Discussion and Analysis of Results
                      of Operations and Financial Condition

inventories alone declined 42.2% from December 31, 1995, and Rockport, which had a 28.0% sales growth in the fourth quarter, reduced inventories by 8.2%, even with the inclusion of the Ralph Lauren Footwear business. Improved forecasting, production planning and logistics operations account for this significant inventory decrease.

      The Company borrowed $640.0 million to fund the purchase of approximately
17.0 million shares of the Company's common stock pursuant to a Dutch Auction self-tender offer, which was completed in August 1996. The debt is repayable in various installments over the next six years. The credit agreement contains various covenants including restrictions on asset acquisitions, capital expenditures and future indebtedness and the requirement to maintain a minimum interest coverage ratio. Concurrent with the Dutch Auction share repurchase, the Company suspended its quarterly cash dividends.

      During the year ended December 31, 1996, cash and cash equivalents increased by $152.0 million, and outstanding borrowings increased by $618.0 million while $686.3 million of the Company's common stock was repurchased. As a result of the improvement by the Company in managing its balance sheet, cash provided by operations during 1996 was $280.3 million, an improvement of $108.5 million as compared to 1995. Capital expenditures during 1996 were $30.0 million, a 52.8% reduction from capital spending in 1995. Based on the strong cash flow results, the Company made a $50.0 million pre-payment in February 1997 on its $640.0 million six-year term loan. Cash generated from operations, together with the Company's existing credit lines and other financial resources, is expected to adequately finance the Company's current and planned 1997 cash requirements. However, the Company's actual experience may differ from the expectations set forth in the preceding forward-looking statement. Factors that might lead to such a difference include, but are not limited to, the factors discussed herein, and matters discussed in the Company's 1996 Annual Report on Form 10-K under the heading "Issues and Uncertainties," as well as future events that might have the effect of reducing the Company's available cash balances (such as unexpected operating losses or capital or other expenditures) or that might eliminate the availability of external financial sources.

      Lawsuits arise during the normal course of business. The Company does not expect the outcome of any existing litigation to have a significant impact on its financial position or future results of operations.

      The Company enters into forward currency exchange contracts and options to hedge its exposure for merchandise purchased in U.S. dollars that will be sold to customers in other currencies. Realized and unrealized gains and losses on these contracts are included in net income except that gains and losses on contracts which hedge specific foreign currency commitments are deferred and accounted for as a part of the transaction.

      The Company also uses forward currency exchange contracts and options to hedge significant intercompany assets and liabilities denominated in other than the functional currency. Contracts used to hedge intercompany balances are marked to market, and the resulting transaction gain or loss is included in the determination of net income. Foreign currency gains or losses included in net income for the years ended December 31, 1996, 1995 and 1994 were not significant. The Company has used forward exchange contracts and options as an element of its risk management strategy for several years.

      At December 31, 1996, the Company had forward currency exchange contracts and options, all having maturities of less than one year, with a notional amount aggregating $368.7 million. The contracts involved twelve different foreign currencies. No single currency represented more than 24% of the aggregate notional amount. The notional amount of the contracts intended to hedge merchandise purchases was $158.3 million. Deferred gains (losses) on these contracts were not material at December 31, 1996 and 1995.

      The Company uses interest rate swap agreements to manage its exposure to interest rate movements by effectively converting a portion of its variable rate long-term debt from floating to fixed rates. These agreements involve the exchange of variable rate payments for fixed rate payments without the effect of leverage and without the exchange of the underlying principal amount. Interest rate differentials paid or received under these swap agreements are recognized over the life of the contracts as adjustments to interest expense. At December 31, 1996, the notional amount of interest rate swaps outstanding was $320.0 million.

      Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and hedging instruments.

      The Company places cash equivalents with major financial institutions and, by policy, limits the amount of credit exposure to any one financial institution.

      The Company is exposed to credit-related losses in the event of non-performance by counterparties to hedging instruments. The counterparties to these contracts are major financial institutions. The Company continually monitors its positions and the credit ratings of its counterparties and places dollar and term limits on the amount of contracts it enters into with any one party.

                                       30
                           REEBOK INTERNATIONAL LTD.

                          CONSOLIDATED BALANCE SHEETS

Amounts in thousands, except share data
DECEMBER 31,                                                             1996            1995
================================================================================================
ASSETS
Current assets:
    Cash and cash equivalents                                         $  232,365      $   80,393
    Accounts receivable, net of allowance for
      doubtful accounts (1996, $43,527; 1995, $46,401)                   590,504         506,563
    Inventory                                                            544,522         635,012
    Deferred income taxes                                                 69,422          65,484
    Prepaid expenses and other current assets                             26,275          45,418
                                                                      --------------------------
      Total current assets                                             1,463,088       1,332,870
                                                                      --------------------------

Property and equipment, net                                              185,292         192,033
Non-current assets:
    Intangibles, net of amortization                                      69,700          64,436
    Deferred income taxes                                                  7,850           5,455
    Other                                                                 60,254          56,825
                                                                      --------------------------
                                                                         137,804         126,716
                                                                      --------------------------
    Total Assets                                                      $1,786,184      $1,651,619
                                                                      ==========================



LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Notes payable to banks                                            $   32,977      $   66,682
    Current portion of long-term debt                                     52,684             946
    Accounts payable                                                     196,368         166,037
    Accrued expenses                                                     169,344         144,585
    Income taxes payable                                                  65,588          47,956
    Dividends payable                                                                      5,742
                                                                      --------------------------
      Total current liabilities                                          516,961         431,948
                                                                      --------------------------

Long-term debt, net of current portion                                   854,099         254,178
Minority interest                                                         33,890          31,081
Commitments and contingencies
Outstanding redemption value of equity put options                                        39,123
Stockholders' equity:
    Common stock, par value $.01; authorized 250,000,000 shares;
     issued 92,556,295 shares in 1996, 111,015,133 shares in 1995            926           1,096
    Retained earnings                                                    992,563       1,487,006
    Less 36,716,227 shares at December 31, 1996 and 36,210,902 at
        December 31, 1995 in treasury at cost                           (617,620)       (603,241)
    Unearned compensation                                                   (283)         (1,208)
    Foreign currency translation adjustment                                5,648          11,636
                                                                      --------------------------
                                                                         381,234         895,289
                                                                      --------------------------
    Total Liabilities and Stockholders' Equity                        $1,786,184      $1,651,619
                                                                      ==========================

--------------------------------------------------------------------------------
The accompanying notes are an integral part of the consolidated financial statements.

                                       31
                           REEBOK INTERNATIONAL LTD.


                               CONSOLIDATED STATEMENTS OF INCOME

Amounts in thousands, except per share data
YEAR ENDED DECEMBER 31,                                1996             1995            1994
==============================================================================================
Net sales                                            $3,478,604      $3,481,450      $3,280,418
Other income                                              4,325           3,126           7,165
                                                     ------------------------------------------
                                                      3,482,929       3,484,576       3,287,583
                                                     ------------------------------------------

Costs and expenses:
    Cost of sales                                     2,144,422       2,114,084       1,966,138
    Selling, general and administrative expenses      1,065,792         999,731         889,590
    Special charges                                                      72,098
    Amortization of intangibles                           3,410           4,067           4,345
    Interest expense                                     42,246          25,725          16,515
    Interest income                                     (10,609)         (7,103)         (6,373)
                                                     ------------------------------------------
                                                      3,245,261       3,208,602       2,870,215
                                                     ------------------------------------------
Income before income taxes and minority interest        237,668         275,974         417,368

Income taxes                                             84,083          99,753         153,994
                                                     ------------------------------------------
Income before minority interest                         153,585         176,221         263,374

Minority interest                                        14,635          11,423           8,896
                                                     ------------------------------------------
Net income                                           $  138,950      $  164,798      $  254,478
                                                     ==========================================

Net income per common share                          $     2.00      $     2.07      $     3.02
                                                     ==========================================


Dividends per common share                           $    0.225      $    0.300      $    0.300
Weighted average common and common
    equivalent shares outstanding                        69,618          79,487          84,311
                                                     ------------------------------------------


--------------------------------------------------------------------------------
The accompanying notes are an integral part of the consolidated financial statements.

                                       32
                           REEBOK INTERNATIONAL LTD.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                          Common Stock          Additional
                                                                                 Paid-in      Retained   Treasury
Dollar amounts in thousands                            Shares        Par Value   Capital      Earnings     Stock
=====================================================================================================================
---------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                          119,902,298       $1,199    $ 266,890    $1,198,190  $(603,241)
---------------------------------------------------------------------------------------------------------------------
Net income                                                                                      254,478
Adjustment for foreign currency translation
Issuance of shares to certain employees                  19,293                       611
Amortization of unearned compensation
Shares repurchased and retired                       (3,261,200)         (33)    (112,105)
Shares retired                                          (16,000)                     (462)
Shares issued under employee
    stock purchase plans                                158,965            2        4,082
Shares issued upon exercise of stock options            352,255            4        6,172
Income tax reductions relating to
    exercise of stock options                                                       2,765
Dividends declared                                                                              (24,610)
---------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                          117,155,611        1,172      167,953     1,428,058   (603,241)
---------------------------------------------------------------------------------------------------------------------
Net income                                                                                      164,798
Adjustment for foreign currency translation
Issuance of shares to certain employees                  43,545                     1,558
Amortization of unearned compensation
Shares repurchased and retired                       (6,639,600)         (66)    (182,569)      (42,835)
Shares retired                                          (67,200)          (1)      (1,385)         (554)
Shares issued under employee
    stock purchase plans                                161,377            2        4,253
Shares issued upon exercise of stock options            361,400            4        6,004
Put option contracts outstanding                                         (15)                   (39,108)
Premium received from unexercised
    equity put options                                                              3,233
Income tax reductions relating to
    exercise of stock options                                                         953
Dividends declared                                                                              (23,353)
---------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                          111,015,133        1,096            0     1,487,006   (603,241)
---------------------------------------------------------------------------------------------------------------------
Net income                                                                                      138,950
Adjustment for foreign currency translation
Treasury shares repurchased                                                                                (14,379)
Issuance of shares to certain employees                  43,278                                   1,505
Amortization of unearned compensation
Shares repurchased and retired                      (18,931,403)        (190)                  (672,900)
Shares issued under employee
    stock purchase plans                                157,134            2                      4,042
Shares issued upon exercise of stock options            272,153            3                      6,930
Put option contracts expired                                              15                     39,825
Income tax reductions relating to
    exercise of stock options                                                                     2,385

Dividends declared                                                                              (15,180)
---------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                           92,556,295       $  926    $       0    $  992,563  $(617,620)
---------------------------------------------------------------------------------------------------------------------

                                                                  Foreign
                                                                  Currency
                                                   Unearned      Translation
Dollar amounts in thousands                      Compensation    Adjustment
============================================================================
----------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                        $(3,276)       $(13,145)
----------------------------------------------------------------------------
Net income
Adjustment for foreign currency translation                        12,306
Issuance of shares to certain employees              (611)
Amortization of unearned compensation                 827
Shares repurchased and retired
Shares retired                                        462
Shares issued under employee
    stock purchase plans
Shares issued upon exercise of stock options
Income tax reductions relating to
    exercise of stock options
Dividends declared
----------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                         (2,598)           (839)
----------------------------------------------------------------------------
Net income
Adjustment for foreign currency translation                        12,475
Issuance of shares to certain employees            (1,558)
Amortization of unearned compensation               1,008
Shares repurchased and retired
Shares retired                                      1,940
Shares issued under employee
    stock purchase plans
Shares issued upon exercise of stock options
Put option contracts outstanding
Premium received from unexercised
    equity put options
Income tax reductions relating to
    exercise of stock options
Dividends declared
----------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                         (1,208)         11,636
----------------------------------------------------------------------------
Net income
Adjustment for foreign currency translation                        (5,988)
Treasury shares repurchased
Issuance of shares to certain employees               (55)
Amortization of unearned compensation                 292
Shares repurchased and retired                        688
Shares issued under employee
    stock purchase plans
Shares issued upon exercise of stock options
Put option contracts expired
Income tax reductions relating to
    exercise of stock options
Dividends declared
----------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                        $  (283)        $  5,648
----------------------------------------------------------------------------

--------------------------------------------------------------------------------
The accompanying notes are an integral part of the consolidated financial statements.

                                       33
                           REEBOK INTERNATIONAL LTD.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts in thousands
YEAR ENDED DECEMBER 31,                                                            1996             1995           1994
===========================================================================================================================
Cash flows from operating activities:
    Net income                                                                    $ 138,950      $ 164,798      $ 254,478
    Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                                  42,927         39,579         37,400
      Minority interest                                                              14,635         11,423          8,896
      Deferred income taxes                                                          (6,333)        (1,573)       (13,332)
      Special charges                                                                               62,743

      Changes in operating assets and liabilities, exclusive of those arising from business acquisitions:
            Accounts receivable                                                    (107,082)        16,157        (64,786)
            Inventory                                                                77,286        (29,531)       (81,948)
            Prepaid expenses                                                         22,650          7,841         (7,752)
            Other                                                                    11,042        (18,830)       (13,648)
            Accounts payable and accrued expenses                                    67,769        (25,327)        35,211
            Income taxes payable                                                     18,419        (55,553)        20,236
                                                                                  ---------------------------------------
    Total adjustments                                                               141,313          6,929        (79,723)
                                                                                  ---------------------------------------
Net cash provided by operating activities                                           280,263        171,727        174,755
                                                                                  ---------------------------------------

Cash flows from investing activities:
    Payments to acquire property and equipment                                      (29,999)       (63,610)       (61,839)
    Proceeds (payments) for business acquisitions and divestitures                    6,887                        (4,297)
                                                                                  ---------------------------------------
Net cash used for investing activities                                              (23,112)       (63,610)       (66,136)
                                                                                  ---------------------------------------

Cash flows from financing activities:
    Net borrowings (payments) of notes payable to banks                             (36,947)         2,426         37,148
    Proceeds from issuance of common stock to employees                              13,362         11,216         13,025
    Dividends paid                                                                  (20,922)       (23,679)       (24,827)
    Repayments of long-term debt                                                     (1,290)      (112,445)        (2,585)
    Net proceeds from long-term debt                                                632,108        230,000
    Proceeds from premium on equity put options                                         717          3,233
    Dividends to minority shareholders                                               (7,426)        (2,885)        (2,141)
    Repurchases of common stock                                                    (686,266)      (225,470)      (112,138)
                                                                                  ---------------------------------------
Net cash used for financing activities                                             (106,664)      (117,604)       (91,518)
                                                                                  ---------------------------------------

Effect of exchange rate changes on cash                                               1,485          5,944        (12,512)
                                                                                  ---------------------------------------

Net increase (decrease) in cash and cash equivalents                                151,972         (3,543)         4,589
Cash and cash equivalents at beginning of year                                       80,393         83,936         79,347
                                                                                  ---------------------------------------
Cash and cash equivalents at end of year                                          $ 232,365      $  80,393      $  83,936
                                                                                  ---------------------------------------

Supplemental disclosures of cash flow information:
    Interest paid                                                                 $  38,738      $  23,962      $  19,135
    Income taxes paid                                                               101,975        152,690        135,060
                                                                                  ---------------------------------------



--------------------------------------------------------------------------------
The accompanying notes are an integral part of the consolidated financial statements.

                                       34
                           REEBOK INTERNATIONAL LTD.

                                     NOTES
                   Notes to Consolidated Financial Statements
               Dollar amounts in thousands, except per share data

1     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                               Business Activity

The Company and its subsidiaries design and market sports and fitness products, including footwear and apparel, as well as footwear and apparel for non-athletic "casual" use, under various trademarks, including REEBOK, the GREG NORMAN Logo and ROCKPORT.

================================================================================

                          Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and accounts are eliminated in consolidation.

================================================================================

                                Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

================================================================================

                            Recognition of Revenues

Sales are recognized upon shipment of products.

================================================================================

                                  Advertising

Advertising production costs are expensed the first time the advertisement is run. Media (TV and print) placement costs are expensed in the month the advertising appears. Advertising expense (including cooperative advertising) amounted to $201,584, $157,573 and $163,210 for the years ended
December 31, 1996, 1995 and 1994, respectively.

================================================================================

                    Accounting for Stock-Based Compensation

The Company accounts for its stock compensation arrangements under the provisions of APB 25, "Accounting for Stock Issued to Employees."

================================================================================

                                Cash Equivalents

Cash equivalents are defined as highly liquid investments with maturities of three months or less at date of purchase.

================================================================================

                              Inventory Valuation

Inventory, substantially all finished goods, is recorded at the lower of cost (first-in, first-out method) or market.

================================================================================

                    Property and equipment and depreciation

Property and equipment are stated at cost. Depreciation is computed principally on the straight line method over the assets' estimated useful lives. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets.

================================================================================

                                  Intangibles

Excess purchase price over the fair value of assets acquired is amortized using the straight line method over periods ranging from 5 to 40 years. Other intangibles are amortized using the straight line method over periods ranging from 3 to 40 years.

================================================================================

                          Foreign Currency Translation

Assets and liabilities of most of the Company's foreign subsidiaries are translated at current exchange rates. Revenues, costs and expenses are translated at the average exchange rates for the period. Translation adjustments resulting from changes in exchange rates are reported as a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in the determination of net income.

      For those foreign subsidiaries operating in a highly inflationary economy or having the U.S. dollar as their functional currency, net nonmonetary assets are translated at historical rates and net monetary assets are translated at current rates. Translation adjustments are included in the determination of net income.

================================================================================

                                  Income Taxes

The Company accounts for income taxes in accordance with FASB Statement No. 109, "Accounting for Income Taxes." Tax provisions and credits are recorded at statutory rates for taxable items included in the consolidated statements of income regardless of the period in which such items are reported for tax purposes. Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities for which income tax benefits will be realized in future years.

================================================================================

                           Net Income Per Common Share

Net income per common share is computed based on the weighted average number of common and common equivalent shares outstanding and the dilutive effect of equity put options, if applicable.

================================================================================

                                Reclassification

Certain amounts in prior years have been reclassified to conform to the 1996 presentation.
================================================================================

                                       35
                           REEBOK INTERNATIONAL LTD.

                                    NOTES
                  Notes to Consolidated Financial Statements
              Dollar amounts in thousands, except per share data


2                 DUTCH AUCTION SELF-TENDER STOCK REPURCHASE

On July 28, 1996, the Board of Directors authorized the purchase by the Company of up to 24.0 million shares of the Company's common stock pursuant to a Dutch Auction self-tender offer. The tender offer price range was from $30.00 to $36.00 net per share in cash. The self-tender offer commenced on July 30, 1996 and expired on August 27, 1996. As a result of the self-tender offer, the Company repurchased approximately 17.0 million common shares at a price of $36.00 per share. Prior to the tender offer, the Company had 72.5 million common shares outstanding. As a result of the tender offer share repurchase, the Company had 55.8 million common shares outstanding at December 31, 1996. In conjunction with this repurchase and as described in Notes 6 and 8, the Company entered into a new credit agreement underwritten by a syndicate of major banks.

3                   BUSINESS ACQUISITIONS AND DIVESTITURES

On May 23, 1996, the Company finalized a long-term exclusive footwear licensing arrangement with Ralph Lauren to design, develop, manufacture, market and distribute men's, women's and children's footwear under the Ralph Lauren label. The agreement requires payment of certain annual minimum amounts for royalties and other compensation. The territory for the license initially includes North America and is expected to expand worldwide as existing Ralph Lauren licenses expire, subject to reaching agreement with Ralph Lauren as to business plans for the additional territories. In conjunction with the licensing arrangement, Reebok's subsidiary, The Rockport Company, Inc., acquired Ralph Lauren's prior licensee for the U.S. and Canada, Ralph Lauren Footwear, Inc.
      On June 7, 1996, the Company completed the sale of substantially all of the operating assets and business of its subsidiary, Avia Group International, Inc.

4                           PROPERTY AND EQUIPMENT

Property and equipment consist of the following:
DECEMBER 31 ,                             1996         1995
=================================================================
Land                                    $ 29,283     $ 32,226
Buildings                                 75,044       67,233
Machinery and equipment                  204,354      189,731
Leasehold improvements                    48,757       46,654
-----------------------------------------------------------------
                                         357,438      335,844
Less accumulated depreciation
  and amortization                       172,146      143,811
-----------------------------------------------------------------
                                        $185,292     $192,033
=================================================================


5                                INTANGIBLES

Intangibles consist of the following:
DECEMBER 31,                              1996         1995
=================================================================
Excess of purchase price
over fair value of assets acquired
(net of accumulated amortization of
$6,326 in 1996 and $130,925 in 1995)    $ 27,696     $ 20,698
Other intangible assets:
Purchased technology                      52,827       52,827
Company tradename and trademarks          49,092       49,144
Other                                     13,693       13,693
-----------------------------------------------------------------
                                         115,612      115,664
Less accumulated amortization             73,608       71,926
-----------------------------------------------------------------
                                          42,004       43,738
-----------------------------------------------------------------
                                        $ 69,700     $ 64,436
=================================================================


6                           SHORT-TERM BORROWINGS

The Company has various arrangements with numerous banks which provide an aggregate of approximately $938,167 of uncommitted facilities, substantially all of which are available to the Company's foreign subsidiaries. Of this amount, $394,767 is available for short-term borrowings and bank overdrafts, with the remainder available for letters of credit for inventory purchases. In addition to amounts reported as notes payable to banks, approximately $252,315 was outstanding for open letters of credit for inventory purchases at December 31, 1996.

      On August 23, 1996, in conjunction with the repurchase of its shares pursuant to the Dutch Auction self-tender offer, the Company entered into a new credit agreement underwritten by a syndicate of major banks. The agreement includes a $750,000 revolving credit facility, expiring on August 31, 2002 which replaced the Company's previous $300,000 credit line. The balance of the facility is a $640,000 six-year term loan (see Note 8.) The revolving credit facility is available to finance the short-term working capital needs of the Company as well as support the issuance of letters of credit for inventory purchases, if required. At December 31, 1996, there were no borrowings outstanding under the revolving credit portion of this agreement. As part of the agreement, the Company is required to pay certain commitment fees on the unused portion of the revolving credit facility as well as comply with various financial and other covenants.

                                       36
                           REEBOK INTERNATIONAL LTD.

                                     NOTES
                   Notes to Consolidated Financial Statements
               Dollar amounts in thousands, except per share data

     The Company has a commercial paper program through which it can borrow up to $200,000 for periods up to 270 days. The borrowing amount was increased from $125,000 on February 15, 1996. This program is supported, to the extent available, by the unused portion of the $750,000 revolving credit facility. At December 31, 1996, the Company had no commercial paper obligations outstanding.
     The weighted average interest rate on notes payable to banks was 5.5% and 5.8% at December 31, 1996 and 1995, respectively.

7                             LEASING ARRANGEMENTS

The Company leases various offices, warehouses, retail store facilities and certain of its data processing and warehouse equipment under lease arrangements expiring between 1997 and 2007.

Minimum annual rentals for the five years subsequent to December 31, 1996 and in the aggregate are as follows:
=============================================================
1997                                                 $ 34,087
1998                                                   26,571
1999                                                   21,779
2000                                                   16,392
2001                                                   11,376
2002 and thereafter                                    20,469
-------------------------------------------------------------
Total minimum lease obligations                      $130,674
=============================================================

     Total rent expense for all operating leases amounted to $46,751, $40,602 and $29,167 for the years ended December 31, 1996, 1995 and 1994, respectively.

8                                  LONG-TERM DEBT

Long-term debt consists of the following:
DECEMBER 31,                                           1996        1995
================================================================================
Variable Rate Term Loan, final payment
    due August 31, 2002 with interest
    payable quarterly                               $640,000
Medium-term notes, bearing interest
    at rates approximating 6.75%, due
    May 15, 2000, with interest payable
    semiannually on May 15 and
    November 15                                      100,000   $100,000
6.75% debentures due September 15,
    2005, with interest payable
    semiannually on March 15 and
    September 15                                      98,803     98,729
Medium-term notes, bearing
    interest at rates approximating
    6%, due July 15, 1998, with interest
    payable semiannually on
    February 15 and August 15                         30,000     30,000
Medium-term notes, bearing
    interest at rates approximating 6%,
    due February 11, 1998, with interest
    payable semiannually on February
    15 and August 15                                  20,000     20,000

Bank and other notes payable                          17,980      6,395
--------------------------------------------------------------------------------
                                                     906,783    255,124
Less current portion                                  52,684        946
--------------------------------------------------------------------------------
                                                    $854,099   $254,178
================================================================================

                                       37
                           REEBOK INTERNATIONAL LTD.

                                     NOTES
                   Notes to Consolidated Financial Statements
               Dollar amounts in thousands, except per share data

     On August 23, 1996, the Company entered into a $1,700,000 credit agreement underwritten by a syndicate of major banks of which $950,000 was available in the form of a six-year term loan facility for the purpose of financing the Company's acquisition of common stock pursuant to the Dutch Auction self-tender offer (see Note 2.) Based on the number of shares tendered, the Company borrowed $640,000 from this facility. The undrawn portion of $310,000 was immediately canceled upon funding of the share repurchase. The credit agreement includes various covenants including restrictions on asset acquisitions, capital expenditures and future indebtedness and the requirement to maintain a minimum interest coverage ratio. Under the terms of the agreement there are various options under which the interest is calculated. At December 31, 1996, the effective rate of interest on the variable term loan was approximately 6.20%. In addition, the Company is amortizing fees and expenses associated with the credit agreement over the life of the agreement.
     Maturities of long-term debt during the five-year period ending December 31, 2001 are $52,684 in 1997, $135,250 in 1998, $113,066 in 1999, $201,000 in
2000 and $141,500 in 2001.

9                            EMPLOYEE BENEFIT PLANS

The Company sponsors defined contribution retirement plans covering substantially all of its domestic employees and certain employees of its foreign subsidiaries. Contributions are determined at the discretion of the Board of Directors. Aggregate contributions made by the Company to the plans and charged to operations in 1996, 1995 and 1994 were $11,755, $11,644 and $13,660, respectively.

10                                STOCK PLANS

The Company has stock option plans which provide for the grant of options to purchase shares of the Company's common stock to key employees, other persons or entities who make significant contributions to the success of the Company, and eligible members of the Company's Board of Directors. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," ("Statement 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, as long as the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.
        Under the 1994 Equity Incentive Plan, options may be incentive stock options or "non-qualified options" under applicable provisions of the Internal Revenue Code. The exercise price of any stock option granted may not be less than fair market value at the date of grant except in the case of grants to participants who are not executive officers of the Company and in certain other limited circumstances. The exercise period cannot exceed ten years from the date of grant. The vesting schedule for options granted under the 1994 Equity Incentive Plan is determined by the Compensation Committee of the Board of Directors. The Company also has an option plan for its Directors. Under this plan a fixed amount of options are granted annually to all non-employee Directors. Grants of options under the Directors plan vest in equal annual installments over three years.

     Proforma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996, respectively: risk-free interest rates ranging from 5.19% to 7.65%; dividend yields of .89% and .68%; volatility factor of the expected market price of the Company's common stock of .27 in both years; and a weighted-average expected life of 4.2 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

                                       38
                            REEBOK INTERNATIONAL LTD.

                                     NOTES
                   Notes to Consolidated Financial Statements
               Dollar amounts in thousands, except per share data

The Company's proforma information is as follows:
DECEMBER 31,                                        1996             1995
================================================================================
Proforma net income                               $134,017         $163,404
Proforma earnings per share                       $   1.96         $   2.06
Weighted average exercise price
    of options granted                            $  31.32         $  34.90
Weighted average fair value of
    options outstanding at the end
    of the period                                 $  10.76         $  11.63
================================================================================

     Exercise prices for options outstanding ranged from $8.75 - $41.63. Within that range 2,933,609 options were outstanding between $8.75 and $20.46, and 6,982,097 options were outstanding between $20.47, and $41.63. The weighted average contractual life of the options is seven years.
     Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its proforma effect will not be fully reflected until 2001.

The following schedule summarizes the changes in stock options during the three years ended December 31, 1996:

                                      Number of Shares Under Option
                                  Non-Qualified             Option
                                  Stock Options          Price Per Share
================================================================================
OUTSTANDING AT
DECEMBER 31, 1993                    6,406,968           8.75-41.74
Granted                                212,797          28.88-38.88
Exercised                             (352,255)          8.75-33.25
Canceled                              (387,935)         11.38-41.74
--------------------------------------------------------------------------------
OUTSTANDING AT
DECEMBER 31, 1994                    5,879,575           8.75-39.77
Granted                              1,361,502          28.75-36.75
Exercised                             (361,400)          8.75-33.25
Canceled                              (722,760)         11.38-39.77
--------------------------------------------------------------------------------
OUTSTANDING AT
DECEMBER 31, 1995                    6,156,917           8.75-38.88
Granted                              4,436,947          26.75-41.63
Exercised                             (272,153)          8.75-37.02
Canceled                              (406,005)         11.38-37.02
--------------------------------------------------------------------------------
OUTSTANDING AT
DECEMBER 31, 1996                    9,915,706           8.75-41.63
================================================================================

     Shares granted in 1996 include a July grant to certain senior executives made in conjunction with the Dutch Auction. The options do not begin to vest until the end of 1998, and vesting extends for a period of up to five years ending in December 2002. These option grants provide that if an optionee sells before the end of 1998 any shares acquired through the exercise of options which were held prior to the Dutch Auction, the optionee will forfeit an identical number of shares subject to option under the July 1996 grant. In addition, during 1996 the Company reinstituted December as the month in which it grants its annual stock options to employees. The 1995 and 1994 annual employee option grants were issued in February 1996 and March 1995, respectively.

     At December 31, 1996 and 1995, options to purchase 3,983,278 and 3,956,545 shares of common stock were exercisable, and 1,225,051 and 3,369,311 shares, respectively, were available for future grants under the Company's stock option plans.

     The Company's 1994 Equity Incentive Plan also permits the Company to grant restricted stock to key employees and other persons or entities who make significant contributions to the success of the Company. The restrictions and vesting schedule for restricted stock granted under this plan are determined by the Compensation Committee of the Board of Directors.

     The Company has two employee stock purchase plans. Under the 1987 Employee Stock Purchase Plan, eligible employees are granted options to purchase shares of the Company's common stock through voluntary payroll deductions during two option periods, running from January 1 to June 30 and from July 1 to December 31, at a price equal to the lower of 85% of market value at the beginning or end of each period. Under the 1992 Employee Stock Purchase Plan, for certain foreign based employees, eligible employees are granted options to purchase shares of the Company's common stock during two option periods, running from January 1 to June 30 and from July 1 to December 31, at the market price at the beginning of the period. The option becomes exercisable 90 days following the date of grant and expires on the last day of the option period. During 1996, 1995 and 1994, respectively, 157,134, 161,377 and 158,965 shares were issued pursuant to these plans.

     In June 1990, the Company adopted a shareholders' rights plan and declared a dividend distribution of one common stock purchase right ("Right") for each share of common stock outstanding. Each Right entitles the holder to purchase one share of the Company's common stock at a price of $60 per share, subject to adjustment. The Rights will be exercisable only if a person or group of affiliated or associated persons acquires beneficial ownership of 10% or more of the outstanding shares of the Company's common stock or commences a tender or exchange offer that would result in a person or group owning 10% or more of the outstanding common stock, or in the event that the Company is subsequently acquired in a merger or other business combination.

                                       39
                           REEBOK INTERNATIONAL LTD.

                                     NOTES
                   Notes to Consolidated Financial Statements
               Dollar amounts in thousands, except per share data

When the Rights become exercisable, each holder would have the right to purchase, at the then-current exercise price, common stock of the surviving company having a market value of two times the exercise price of the Right. The Company can redeem the Rights at $.01 per Right at any time prior to expiration on June 14, 2000.

     At December 31, 1996, 11,772,677 shares of common stock were reserved for issuance under the Company's various stock plans and 67,612,747 shares were reserved for issuance under the shareholders' rights plan.

11                          ACQUISITION OF COMMON STOCK

On October 19, 1995, the Board of Directors authorized the repurchase of up to an additional $200,000 in Reebok common stock in open market or privately-negotiated transactions. This authorization was in addition to the share repurchase programs of $200,000 each adopted by the Company in July 1992, July 1993 and October 1994. As of December 31, 1996, the Company had approximately $129,800 available for future repurchases of common stock under these programs. The Company does not expect to make open market purchases in the near term and will focus on repaying the incremental debt incurred as a result of the Dutch Auction (see Note 2.)

12                              EQUITY PUT OPTIONS

During 1996 and 1995, the Company issued equity put options as part of its ongoing share repurchase program. These options provided the Company with an additional source to supplement open market purchases of its common stock. The options were priced based on the market value of the Company's stock at the date of issuance. The redemption value of the options, which represents the option price times the number of shares under option, is presented in the accompanying consolidated balance sheets as "Outstanding redemption value of equity put options." At December 31, 1996, no shares of outstanding common stock are subject to repurchase under the terms and conditions of these options.

13                            FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company to estimate the fair value of its financial instruments. Cash and cash equivalents and notes payable to banks: the carrying amounts reported in the balance sheet approximate fair value. Long-term debt: the fair value of the Company's medium-term notes and debentures is estimated based on quoted market prices. The fair value of other long-term debt is estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements. Unrealized gains or losses on foreign currency exchange contracts: the fair value of the Company's foreign currency exchange contracts is estimated based on current foreign exchange rates. Interest rate swaps: the fair value of the Company's interest rate swaps is estimated based on current interest rates.

The carrying amounts and fair value of the Company's financial instruments are as follows:
                                Carrying Amount                 Fair Value
--------------------------------------------------------------------------------
DECEMBER 31,                  1996          1995           1996           1995
================================================================================
Long-term debt              $906,783      $255,124       $881,372       $261,860
Unrealized gains
  (losses) on
  foreign currency
  exchange contracts
  and options                    173        (1,108)         1,394         (1,108)
Interest rate swaps                                         1,420
================================================================================

                     Foreign Exchange Forwards and Options

The Company enters into forward currency exchange contracts and options to hedge its exposure for merchandise purchased in U.S. dollars that will be sold to customers in other currencies. Realized and unrealized gains and losses on these contracts are included in net income except that gains and losses on contracts which hedge specific foreign currency commitments are deferred and accounted for as a part of the transaction.

        The Company also uses forward currency exchange contracts and options to hedge significant intercompany assets and liabilities denominated in other than the functional currency. Contracts used to hedge intercompany balances are marked to market, and the resulting transaction gain or loss is included in the determination of net income. Foreign currency gains or losses included in net income for the years ended December 31, 1996, 1995 and 1994 were not significant. The Company has used forward exchange contracts and options as an element of its risk management strategy for several years.

     At December 31, 1996, the Company had forward currency exchange contracts, all having maturities of less than one year, with a notional amount aggregating $368,666.

                                       40
                           REEBOK INTERNATIONAL LTD.

                                     NOTES
                   Notes to Consolidated Financial Statements
               Dollar amounts in thousands, except per share data

The contracts involved twelve different foreign currencies. No single currency represented more than 24% of the aggregate notional amount. The notional amount of contracts intended to hedge merchandise purchases was $158,340. Deferred gains (losses) on these contracts were not material at December 31, 1996 and 1995.

                              Interest Rate Swaps

        The Company uses interest rate swap agreements to manage its exposure to interest rate movements by effectively converting a portion of its variable rate long-term debt from floating to fixed rates. These agreements involve the exchange of variable rate payments for fixed rate payments without the effect of leverage and without the exchange of the underlying principal amount. Interest rate differentials paid or received under these swap agreements are recognized over the life of the contracts as adjustments to interest expense.

        During the fourth quarter of 1996, the Company entered into several amortizing interest rate swaps with a group of financial institutions having an initial notional value of $320,000 and expiring on December 31, 2000. The notional amount of the swaps is reduced each year in accordance with the expected repayment schedule of the Company's Variable Rate Term Loan. The terms of the swaps require the Company to make fixed rate payments on a quarterly basis whereas the Company will receive variable rate payments based on the three-month U.S. dollar LIBOR. At December 31, 1996, the notional amount of interest rate swaps outstanding was $320,000.

                         Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and hedging instruments. The Company places cash equivalents with major financial institutions and, by policy, limits the amount of credit exposure to any one financial institution.

        The Company is exposed to credit-related losses in the event of non-performance by counterparties to hedging instruments. The counterparties to these contracts are major financial institutions. The Company continually monitors its positions and the credit ratings of its counterparties and places dollar and term limits on the amount of contracts it enters into with any one party.

14                                INCOME TAXES

The components of income before income taxes and minority interest are as follows:

DECEMBER 31,                          1996            1995          1994
================================================================================
Domestic                           $(12,720)      $ 14,292       $171,166
Foreign                             250,388        261,682        246,202
--------------------------------------------------------------------------------
                                   $237,668       $275,974       $417,368
================================================================================

The provision for income taxes consists of the following:

================================================================================
DECEMBER 31,                          1996           1995          1994
================================================================================
Current:
Federal                           $   1,961      $   3,998      $  66,879
State                                 4,534         13,878         16,607
Foreign                              83,921         83,450         83,840
--------------------------------------------------------------------------------
                                     90,416        101,326        167,326
--------------------------------------------------------------------------------
Deferred:
Federal                              (1,705)        (1,594)        (3,038)
State                                  (689)        (3,112)          (303)
Foreign                              (3,939)         3,133         (9,991)
--------------------------------------------------------------------------------
                                     (6,333)        (1,573)       (13,332)
--------------------------------------------------------------------------------
                                  $  84,083      $  99,753      $ 153,994
================================================================================

     Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $517,309, $410,402 and $316,099 at December 31, 1996, 1995 and
1994, respectively. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and foreign withholding taxes, less an adjustment for applicable foreign tax credits. Determination of the amount of U.S. income tax liability that would be incurred is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credits would be available to reduce some portion of any U.S. income tax liability.

Income taxes computed at the federal statutory rate differ from amounts provided as follows:

DECEMBER 31,                                 1996       1995         1994
================================================================================
Tax at statutory rate                       35.0%       35.0%       35.0%
State taxes, less federal tax effect         1.7         2.7         2.6
Effect of tax rates of foreign
    subsidiaries and joint ventures         (1.6)       (2.0)       (1.3)
Amortization of intangibles                  0.4         0.4         0.5
Other, net                                  (0.1)        0.1         0.1
--------------------------------------------------------------------------------
Provision for income taxes                  35.4%       36.2%       36.9%
================================================================================

                                       41
                           REEBOK INTERNATIONAL LTD.

                                     NOTES
                   Notes to Consolidated Financial Statements
               Dollar amounts in thousands, except per share data


     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred taxes are attributable to the following temporary differences at

DECEMBER 31,                             1996               1995
================================================================================
Inventory                              $35,212           $ 36,219
Accounts receivable                     23,085             25,810
Liabilities                              9,661              5,958
Depreciation                             5,528              5,216
Other, net                               3,786             (2,264)
--------------------------------------------------------------------------------
Total                                 $ 77,272           $ 70,939
================================================================================


15                        OPERATIONS BY GEOGRAPHIC AREA

Net sales to unaffiliated customers, net income and identifiable assets by geographic area are summarized below:

DECEMBER 31,                          1996           1995           1994
================================================================================
Net sales:
United States                     $1,935,724     $2,027,080     $1,974,904
United Kingdom                       566,196        492,843        506,658
Europe                               623,209        642,622        536,629
Other countries                      353,475        318,905        262,227
--------------------------------------------------------------------------------
                                  $3,478,604     $3,481,450     $3,280,418
================================================================================

Net income:
United States                     $   29,155     $   36,176     $  126,916
United Kingdom                        54,937         69,277         62,949
Europe                                15,943         20,648         44,290
Other countries                       38,915         38,697         20,323
--------------------------------------------------------------------------------
                                  $  138,950     $  164,798     $  254,478
================================================================================

Identifiable assets:
United States                     $  887,217     $  813,935     $  963,462
United Kingdom                       391,865        291,825        282,795
Europe                               282,057        311,903        230,912
Other countries                      225,045        233,956        172,292
--------------------------------------------------------------------------------
                                  $1,786,184     $1,651,619     $1,649,461
================================================================================

     There are various differences between income before income taxes and minority interest for domestic and foreign operations as shown in Note 14 and net income shown above.

16                                CONTINGENCIES

On August 29, 1995, the Company obtained a favorable ruling on its motion for summary judgment in the lawsuit entitled Stutz Motor Car of America, Inc. v. Reebok International Ltd., (filed on July 1, 1993 in the Central District of Los Angeles County Superior Court as Case Number BC074579 and removed to the United States District Court for the Central District of California where it was assigned Civil Action Number 93-4433LGB) and, as a result, the case was dismissed. The Plaintiff has appealed the decision. The Company believes that the Plaintiff's appeal is without merit and is confident that the District Court decision will be upheld.

     The Company's settlement with the National Association of Attorneys General ("NAAG") relating to the investigation by NAAG against the Company was approved by the Federal Court of the Southern District of New York on October 20, 1995. The Court's order approving the settlement was appealed to the Second Circuit Court of Appeals on January 9, 1996 by counsel purporting to represent a class of Reebok and Rockport consumers. On September 9, 1996, the Second Circuit Court upheld the decision of the District Court and approved the NAAG settlement. The Plaintiff's right to appeal the Second Circuit decision expired on January 13, 1997.

17                               SPECIAL CHARGES

The Company recorded special charges totaling $72,098 in 1995. In the second quarter of 1995, the Company recorded a special charge of $18,034, principally related to facilities consolidation and severance and other costs associated with the streamlining of certain segments of the Company's operations. The after-tax effect of this charge was $11,235, or $0.14 per share. In connection with the sale of the Company's Avia subsidiary, the Company recorded a special charge of $54,064 in the fourth quarter of 1995 to adjust the carrying value of Avia to its estimated fair value on sale. The after-tax effect of this write-down was $33,699, or $0.44 per share. Actual amounts recorded in 1996 did not differ materially from the Company's estimates.

18                               CASH DIVIDENDS

Concurrent with the Dutch Auction self-tender stock repurchase described in Note 2, the Company's Board of Directors elected to suspend subsequent declarations of quarterly cash dividends on the Company's common stock. Accordingly, the last dividend declared was for shareholders of record as of September 11, 1996, who received a dividend payment of $0.075 per share on October 2, 1996. Suspension of the dividend will conserve substantial cash which the Company plans to utilize to reduce debt incurred as a result of its share repurchase.

                                       42
                           REEBOK INTERNATIONAL LTD.

                                    REPORTS
               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
Reebok International Ltd.
Stoughton, Massachusetts

We have audited the accompanying consolidated balance sheets of Reebok International Ltd. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reebok International Ltd. and subsidiaries at December 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP
------------------------

Boston, Massachusetts
January 30, 1997




REPORT OF MANAGEMENT

                              Financial Statements

The management of Reebok International Ltd. and its subsidiaries has prepared the accompanying financial statements and is responsible for their integrity and fair presentation. The statements, which include amounts that are based on management's best estimates and judgments, have been prepared in conformity with generally accepted accounting principles and are free of material misstatement. Management has also prepared other information in the annual report and is responsible for its accuracy and consistency with the financial statements.
================================================================================
                            Internal Control System

Reebok International Ltd. and its subsidiaries maintain a system of internal control over financial reporting, which is designed to provide reasonable assurance to the Company's management and Board of Directors as to the integrity and fair presentation of the financial statements. Management continually monitors the system of internal control for compliance, and actions are taken to correct deficiencies as they are identified. Even an effective internal control system, no matter how well designed, has inherent limitations
- including the possibility of the circumvention or overriding of controls - and therefore can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control system effectiveness may vary over time.

     The Company maintains an internal auditing program that monitors and assesses the effectiveness of the internal control system and recommends possible improvements thereto. The Company's accompanying financial statements have been audited by Ernst & Young LLP, independent auditors, whose audit was made in accordance with generally accepted auditing standards and included a review of the system of internal accounting controls to the extent necessary to determine the audit procedures required to support their opinion on the consolidated financial statements. Management believes that, as of December 31, 1996, the Company's system of internal control is adequate to accomplish the objectives discussed herein.

Reebok International Ltd.,


/s/ Paul Fireman                     /s/ Kenneth Watchmaker
-----------------------              ----------------------------
Paul Fireman                         Kenneth Watchmaker
Chairman, President and              Executive Vice President and
Chief Executive Officer              Chief Financial Officer


                                       43
                           REEBOK INTERNATIONAL LTD.

                        QUARTERLY RESULTS OF OPERATIONS


Amounts in thousands, except per share data

                                      First       Second         Third        Fourth
YEAR ENDED DECEMBER 1996             Quarter     Quarter        Quarter       Quarter
======================================================================================
Net sales                           $902,923     $817,572     $  970,080     $788,029
Gross profit                         351,132      312,268        380,530      290,252
Net income                            48,415       19,813         50,612       20,110
Net income per common share              .64          .27            .75          .35
Cash dividends per common share         .075         .075           .075         .000
======================================================================================
                                      First       Second         Third        Fourth
YEAR ENDED DECEMBER 1995             Quarter     Quarter        Quarter       Quarter
======================================================================================
Net sales                           $935,478     $788,692     $1,005,980     $751,300
Gross profit                         378,079      316,847        391,145      281,295
Net income                            65,917       21,404         76,202        1,275
Net income per common share              .80          .26            .96          .02
Cash dividends per common share         .075         .075           .075         .075
======================================================================================


On June 7, 1996, Reebok completed the sale of substantially all of the operating assets of its subsidiary Avia. Accordingly, subsequent to that date, the operations of Avia are no longer included in the Company's financial results.

     Net income for the second quarter of 1995 includes an after-tax special charge of $11,235 ($0.14 per share.) Net income for the fourth quarter of 1995 includes an after-tax special charge of $33,699 ($0.44 per share.)



                                       44
                           REEBOK INTERNATIONAL LTD.

                              DIRECTORS & OFFICERS
------------------
BOARD OF DIRECTORS
------------------

PAUL FIREMAN
Chairman, President
& Chief Executive Officer
Reebok International Ltd.


PAUL R. DUNCAN
Executive Vice President
Reebok International Ltd.


WILLIAM F. GLAVIN
President, Babson College


MANNIE L. JACKSON
Chairman &
Chief Executive Officer
Harlem Globetrotters
International, Inc.


BERTRAM M. LEE, SR.
Chairman of the Board
Albimar Communications, Inc.


RICHARD G. LESSER
Executive Vice President
& Chief Operating Officer
TJX Companies, Inc.


WILLIAM M. MARCUS
Executive Vice President
& Treasurer
American Biltrite, Inc.


ROBERT MEERS
Executive Vice President
President & CEO
Reebok Division


GEOFFREY NUNES
Senior Vice President
& General Counsel
Millipore Corporation


JOHN A. QUELCH
Sebastian S.
Kresge Professor of
Marketing at the
Graduate School of
Business Administration
Harvard University

------------------
CORPORATE OFFICERS
------------------

PAUL FIREMAN
Chairman, President
& Chief Executive Officer


PAUL R. DUNCAN
Executive Vice President


ROBERT MEERS
Executive Vice President
President & CEO
Reebok Division


KENNETH WATCHMAKER
Executive Vice President
& Chief Financial Officer


ANGEL R. MARTINEZ
Executive Vice President
President & Chief Executive Officer
The Rockport Company, Inc.


BARRY NAGLER
Vice President
& General Counsel


LEO S. VANNONI
Treasurer





                                       45
                           REEBOK INTERNATIONAL LTD.

                             CORPORATE INFORMATION

AUDITORS
Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116


TRANSFER AGENT
AND REGISTRAR

The First National Bank of Boston is the Transfer Agent and Registrar for the Company's common stock and maintains the shareholder accounting records. The Transfer Agent should be contacted on questions of changes in address, name or ownership, lost certificates and consolidation of accounts. When corresponding with the Transfer Agent, shareholders should state the exact name(s) in which the stock is registered and certificate number(s), as well as old and new information about the account.


The First National
Bank of Boston
c/o Boston EquiServe, L.P.
Shareholder Correspondence
Mail Stop 45-02-64
Post Office Box 644
Boston, MA 02102-0644
(617) 575-3400


FORM 10-K
For a copy of the Form
10-K Annual Report filed with the
Securities and Exchange
Commission, write to:
Office of Investor Relations
Reebok International Ltd.
100 Technology Center Drive
Stoughton, MA 02072


WEB SITE
http://www.reebok.com


CORPORATE HEADQUARTERS
Reebok International Ltd.
100 Technology Center Drive
Stoughton, MA 02072


ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10:00 a.m., local time, on Thursday, May 1, 1997 at the First National Bank of Boston, First Floor Auditorium, 100 Federal Street, Boston, Massachusetts.

Shareholders of record on March 11, 1997 are entitled to vote at the meeting.


STOCK INFORMATION

The Company's common stock is quoted on the New York Stock Exchange under the symbol RBK. The following table, derived from data supplied by the NYSE, sets forth the quarterly high and low stock prices during 1996 and 1995.

                             1996                    1995
                    High             Low            High        Low
        ------------------------------------------------------------
        First     31 3/8            25 3/8        39 5/8      33 5/8
        Second    33 3/4            26            37 1/2      31 1/8
        Third     36 7/8            29 1/4        37 7/8      32 7/8
        Fourth    45 1/4            32 1/2        36 1/4      24 1/8



The number of record holders of the Company's common stock at December 31, 1996 was 7,179.


REEBOK, the Vector Logo , the Human Rights Logo and HEXALITE are registered trademarks, and DMX, HYDROMOVE and 3D ULTRALITE are trademarks of Reebok International.

ROCKPORT and DRESSPORTS are registered trademarks, and XCS and The Walking Sandal are trademarks of The Rockport Company, Inc.

GREG NORMAN is a registered trademark, and the Greg Norman Logo is a trademark of Great White Shark Enterprises, Inc.

RALPH LAUREN and POLO SPORT are registered trademarks of Polo Ralph Lauren, L.P.

Copy Right 1997 Reebok International Ltd. All rights reserved. Portions of this annual report are printed on recycled paper.

                                       46
                           REEBOK INTERNATIONAL LTD.