Form 10-K405, Exhibit 13
period 1997-12-31
REEBOK INTERNATIONAL LTD
filed 1998-03-25
CIK 770949

                                                                    EXHIBIT 13.1


                   FINANCIAL RESULTS AND CORPORATE INFORMATION





FINANCIAL DATA
SELECTED FINANCIAL DATA                               19
QUARTERLY RESULTS OF OPERATIONS                       38



MD&A
MANAGEMENT'S DISCUSSION AND
   ANALYSIS OF RESULTS OF OPERATIONS
   AND FINANCIAL CONDITION                            20



FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS                           25
CONSOLIDATED STATEMENTS OF INCOME                     26
CONSOLIDATED STATEMENTS
   OF STOCKHOLDERS' EQUITY                            27
CONSOLIDATED STATEMENTS OF CASH FLOWS                 28



NOTES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS            29



REPORTS
REPORT OF INDEPENDENT AUDITORS                        37
REPORT OF MANAGEMENT                                  37



CORPORATE INFORMATION
DIRECTORS AND OFFICERS                                39
SHAREHOLDER INFORMATION                               40




SELECTED FINANCIAL DATA




AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA

YEAR ENDED DECEMBER 31,                  1997          1996          1995          1994          1993
=====================================================================================================
Net sales                          $3,643,599    $3,478,604    $3,481,450    $3,280,418    $2,893,900
Income before income taxes
   and minority interest              158,085       237,668       275,974       417,368       371,508
Net income                            135,119       138,950       164,798       254,478       223,415
Basic earnings per share                 2.41          2.06          2.10          3.09          2.58
Diluted earnings per share               2.32          2.03          2.07          3.02          2.53
Cash dividends per common share            --          .225          .300          .300          .300
                                   ------------------------------------------------------------------




DECEMBER 31,                             1997          1996          1995          1994          1993
=====================================================================================================
Working capital                    $  887,367    $  946,127    $  900,922    $  831,856    $  730,757
Total assets                        1,756,097     1,786,184     1,651,619     1,649,461     1,391,711
Long-term debt                        639,355       854,099       254,178       131,799       134,207
Stockholders' equity                  507,157       381,234       895,289       990,505       846,617
                                   ------------------------------------------------------------------


The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." For further discussion regarding the calculation of earnings per share, see Note 1 to the Consolidated Financial Statements.

      On June 7, 1996, Reebok completed the sale of substantially all of the operating assets and business of its subsidiary, Avia Group International, Inc. ("Avia"); accordingly, subsequent to that date, the operations of Avia are no longer included in the Company's financial results. 1997 results include an income tax benefit of $40,000 related to the conclusion in 1997 of outstanding tax matters associated with the sale of Avia. 1997 also includes total special after-tax charges of $39,161 relating to restructuring activities in the Company's global operations.

      Financial data for 1995 includes total special after-tax charges of $44,934, of which $33,699 relates to the sale of Avia and $11,235 relates to facilities consolidation, severance and other related costs associated with the streamlining of certain segments of the Company's operations.

      Financial data for 1993 includes a special after-tax charge of $7,037 related to the sale of Ellesse U.S.A., Inc. and Boston Whaler, Inc.



REEBOK INTERNATIONAL LTD.                                                     19

                      MANAGEMENT'S DISCUSSION AND ANALYSIS



                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION



THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS. PROSPECTIVE INFORMATION IS BASED ON MANAGEMENT'S THEN CURRENT EXPECTATIONS OR FORECASTS. SUCH INFORMATION IS SUBJECT TO THE RISK THAT SUCH EXPECTATIONS OR FORECASTS, OR THE ASSUMPTIONS UNDERLYING SUCH EXPECTATIONS OR FORECASTS, BECOME INACCURATE. FACTORS THAT COULD AFFECT THE COMPANY'S ACTUAL RESULTS AND COULD CAUSE SUCH RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE BY OR ON BEHALF OF THE COMPANY INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW AND THOSE DESCRIBED IN THE COMPANY'S 1997 ANNUAL REPORT ON FORM 10-K UNDER THE HEADING "ISSUES AND UNCERTAINTIES".



      OPERATING RESULTS 1997



Net sales for the year ended December 31, 1997 were $3.644 billion, a 4.7% increase from the year ended December 31, 1996 sales of $3.479 billion, which included $49.4 million of sales from the Company's Avia subsidiary that was sold in June 1996. The Reebok Division's worldwide sales (including Greg Norman) were $3.131 billion in 1997, a 5.0% increase from comparable sales of $2.982 billion in 1996. The stronger U.S. dollar has adversely impacted Reebok Brand worldwide sales comparisons with the prior year. On a constant dollar basis, sales for the Reebok Brand worldwide increased 8.3% in 1997 as compared to 1996. The Reebok Division's U.S. footwear sales increased 3.0% to $1.229 billion in 1997 from $1.193 billion in 1996. The increase in the Reebok Division's U.S. footwear sales is attributed primarily to increases in the running, walking and men's cross-training categories. The increase in sales in these categories was partially offset by decreases in Reebok's basketball, outdoor and women's fitness categories. The underlying quality of Reebok footwear sales in the U.S. improved from last year. Sales to athletic specialty accounts increased approximately 31%, and the amount of off-price sales declined from 7.6% of total Reebok footwear sales in 1996 to 3.2% of total Reebok footwear sales in 1997. The Reebok Division's U.S. apparel sales increased by 37.2% to $431.9 million from $314.9 million in 1996. The increase resulted primarily from increases in branded core basics, licensed and graphic categories. The Reebok Division's International sales (including footwear and apparel) were $1.471 billion in 1997, approximately equal to the Division's International sales in 1996 of $1.474 billion. The International sales comparison was negatively impacted by changes in foreign currency exchange rates. On a constant dollar basis, for the year ended December 31, 1997, the International sales gain was 6.4%. All International regions generated sales increases over the prior year on a constant dollar basis. For International sales, increases in the running, classic and walking categories were offset by decreases in the basketball and tennis categories. Generally in the industry there is a slowdown in branded athletic footwear and apparel at retail, and there is a significant amount of promotional product offered across all distribution channels. As a result of this situation and the expected ongoing negative impact from currency fluctuations, it will be difficult to increase reported sales for the Reebok Brand in 1998.



      Rockport's sales for 1997 increased by 14.5% to $512.5 million from $447.6 million in 1996. Exclusive of the Ralph Lauren footwear business, which was acquired in May 1996, Rockport's sales increased 7.3% in 1997. International revenues, which grew by 46.0%, accounted for approximately 21.0% of Rockport's sales (excluding Ralph Lauren Footwear) in 1997, as compared to 16.0% in 1996. Increased sales in the walking and men's categories were partially offset by decreased sales in the women's lifestyle category. The decrease in the women's lifestyle category was the result of a strategic initiative to re-focus the women's business around an outdoor, adventure and travel positioning and reduce the product offerings in the refined women's dress shoe segment. Rockport continues to attract younger customers to the brand with the introduction of a wider selection of dress and casual products. The Ralph Lauren footwear business performed well in 1997 and is beginning to generate sales growth in its traditional segments, reflecting the benefits of improved product design and development and increased distribution. Rockport plans to expand the current product line of Ralph Lauren Polo Sport athletic footwear during 1998 with additional products which will be available at retail during 1999.

      The Company's gross margin declined from 38.4% in 1996 to 37.0% in 1997. Margins are being negatively impacted by both start-up costs and initially higher manufacturing costs on the Company's new technology products (DMX 2000 and 3D Ultralite). In addition, the decline reflects a significant impact from currency fluctuations as a result of the stronger U.S. dollar and a decrease in full-margin at-once business as a result of an over-inventoried promotional retail environment. The Company estimates that 100 basis points of the margin decline is due to currency. Looking forward, the Company expects margins to continue to be under pressure through at least the first half of 1998. However, the Company believes that if the technology product line expands and gains greater critical mass and with improving production capabilities, the new technology products are capable of generating margin improvement.

      Selling, general and administrative expenses decreased as a percentage of sales from 30.6% in 1996 to 29.4% in 1997. The reduction is primarily due to the absence of certain advertising and marketing expenses associated with the 1996 Summer Olympics. In addition, non-brand building general and administrative infrastructure expenses declined. Research, design and development expenses increased 27.0% for the year and retail operating expenses increased in support of new store openings. At December 31, 1997, the Company operated 157 Reebok, Rockport and Greg Norman retail stores in the U.S. as compared to 141 at the end of 1996.

      As described in Note 2 to the Consolidated Financial Statements, the Company recorded special pre-tax charges of $58.2 million relating to restructuring activities in the Company's global operations. The restructuring should enable the Company to achieve operating efficiencies, including improved inventory management, credit management, purchasing power and customer service and should provide the organization with access to a single global data base of company, supplier and customer information. The restruc-




20                                                     REEBOK INTERNATIONAL LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS



                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION



turing initiatives should also improve logistics, allow the Company to focus its spending on those key athletes and teams who are more closely aligned with its brand positioning and produce cost savings once completed during 1999.

      Interest expense increased as a result of the additional debt the Company incurred to finance the shares acquired during the 1996 Dutch Auction share repurchase.

      As described in Note 14 to the Consolidated Financial Statements, the Internal Revenue Service notified the Company in August 1997 that it had approved the Company's tax treatment of certain losses related to the sale of its Avia subsidiary. Accordingly, the Company recorded a tax benefit in the quarter ended September 30, 1997 totaling $40.0 million. Excluding the favorable impact of this special income tax credit, the Company's effective tax rate was 33.2% in 1997, as compared with 35.4% in 1996. The decrease in the rate is attributable to a change in the mix of the earnings between domestic and international subsidiaries. The Company expects its effective tax rate in 1998 to be further reduced to 31.0% - 32.0% as a result of the change in geographic mix of earnings and ongoing efforts to improve cash flow through various tax planning initiatives.

      The $10.5 million increase in other expense in 1997 relates primarily to currency losses due to the stronger U.S. dollar.

      Year-to-year earnings per share comparisons benefited from the Company's share repurchase programs including the Dutch Auction share repurchase which was completed in August 1996. Weighted average common shares outstanding (dilutive) for the year ended December 31, 1997 declined by 15.0% to 58.3 million shares, as compared to 68.6 million shares for the year ended December 31, 1996.

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

      For several years, imports from China to the U.S., including footwear, have been threatened with higher or prohibitive tariff rates, either through statutory action or intervention by the Executive Branch, due to concern over China's trade policies, human rights, foreign weapons sales practices and its foreign policy. Further debate on these issues is expected to continue in 1998. However, the Company does not currently anticipate that restrictions on imports from China will be imposed by the U.S. during 1998. If adverse action is taken with respect to imports from China, it could have an adverse effect on some or all of the Company's product lines, which could result in a negative financial impact. The Company has put in place contingency plans which should allow it to diversify some of its sourcing to countries other than China if any such adverse action occurred. In addition, the Company does not believe that it would be more adversely impacted by any such adverse action than its major competitors. The actual effect of any such action will, however, depend on a number of factors, including how reliant the Company, as compared to its competitors, is on production in China and the effectiveness of the contingency plans put in place.

      The European Union ("EU") imposed import quotas on certain footwear from China in 1994. The effect of such quota scheme on Reebok has not been significant because the quota scheme provides an exemption for certain higher-priced special technology athletic footwear, which exemption is available for most REEBOK products. This exemption does not, however, cover most of Rockport's products. Nevertheless, the volume of quota available to Reebok and Rockport in 1998 is expected to be sufficient to meet the anticipated sales for ROCKPORT products in EU member countries. If, however, such quota is not sufficient, there could be an adverse effect on Rockport's international sales.

      In addition, the EU has imposed antidumping duties against certain textile upper footwear from China and Indonesia. A broad exemption from the dumping duties is provided for athletic textile footwear which covers most REEBOK models. If the athletic footwear exemption remains in its current form, few REEBOK product lines will be affected by the duties; however, ROCKPORT products would be subject to these duties. Nevertheless, the Company believes that those REEBOK and ROCKPORT products affected by the duties can generally be sourced from other countries not subject to such duties. If, however, the Company was unable to implement such alternative sourcing arrangements, certain of its product lines could be adversely affected by these duties.

      The EU also has imposed antidumping duties on certain leather upper footwear from China, Thailand and Indonesia. These duties will apply only to low cost footwear, below the import prices of most Reebok and Rockport products. Thus the Company does not anticipate that its products will be impacted by such duties.

      The EU continues to review the athletic footwear exemption which applies to both the quota scheme and antidumping duties discussed above. The Company, through relevant trade associations, is working to prevent imposition of a more limited athletic footwear exemption. Should revisions be adopted narrowing such exemption, certain of the Company's product lines could be affected adversely, although the Company does not believe that its products would be more severely affected than those of its major competitors.

      Various other countries have taken or are considering steps to restrict footwear imports or impose additional customs duties or other impediments, which actions affect the Company as well as other footwear importers. The Company, in conjunction with other footwear importers, is aggressively challenging such restrictions. Such restrictions have in some cases had a significant adverse effect on the Company's sales in some of such countries, most notably Argentina, although they have not had a material adverse effect on the Company as a whole.



REEBOK INTERNATIONAL LTD.                                                     21

                      MANAGEMENT'S DISCUSSION AND ANALYSIS



                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION



      OPERATING RESULTS 1996



Net sales for the year ended December 31, 1996 were $3.479 billion, approximately equal to the net sales for the year ended December 31, 1995 of $3.482 billion. Excluding Avia sales, net sales for the year ended December 31, 1996 were $3.429 billion, 2.3% higher than the $3.352 billion for the same period in 1995. The Reebok Division's worldwide sales were $2.982 billion in 1996 and $2.984 billion in 1995. Growth in this Division's U.S. apparel sales as well as growth in their International sales was offset by a decrease in U.S. footwear sales. U.S. footwear sales of the Reebok Division decreased 12.7% to $1.193 billion from $1.367 billion in 1995. The decrease was due primarily to decreases in substantially all categories other than walking and soccer which had increases in sales. U.S. apparel sales of the Reebok Division increased by 42.0% to $314.9 million from $221.7 million in 1995. The increase resulted from increases in licensed and branded apparel, particularly in T-shirts, all purpose bottoms, warm-ups, tops and outerwear. International sales of the Reebok Division (including footwear and apparel) were $1.474 billion in 1996, an increase of 5.7% from $1.395 billion in 1995. Strong apparel sales and increases in footwear sales of basketball, walking and classic products were partially offset by decreases in the running, cross-training and outdoor footwear categories. The stronger U.S. dollar adversely impacted sales comparisons with the prior year. On a constant dollar basis for the year ended December 31, 1996, the International sales gain was 8.8%. On a local currency basis, thereby eliminating the impact of changes in foreign currency exchange rates, the United Kingdom, Japan, Korea and South Africa had increases in sales whereas there were decreases in sales in France, Canada and Belgium and in the Division's sales to certain Latin American distributors.

      Rockport's sales for 1996 increased by 21.6% to $447.6 million from $368.1 million in 1995. This increase reflects an emphasis on Rockport's walking technology and the successful introduction of new products in 1996. Increased sales in the men's casual dress and performance walking categories were partially offset by decreased sales in the women's lifestyle and outdoor categories. Rockport's 1996 results include the Ralph Lauren footwear business. In May 1996, Rockport entered into a licensing arrangement for the North American license for Ralph Lauren footwear and also acquired Ralph Lauren Footwear, Inc., the former North American footwear licensee for Ralph Lauren. Rockport is expected to acquire the Ralph Lauren footwear licensing rights for the rest of the world over the next several years. Sales of Ralph Lauren footwear were $31.9 million in 1996 for the seven month period from May 1996 (the date of acquisition) through December 1996. Rockport's International business increased by 21.0% in 1996. Exclusive of sales of Ralph Lauren footwear, Rockport's International sales accounted for 16% of its total sales during 1996.

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

      Gross margins declined from 39.3% in 1995 to 38.4% in 1996. The decline in margins includes the effect of costs incurred with respect to new products and technologies. These costs include the impact of start-up tooling, shorter production runs and increased air freight. The margin decline also reflects a substantial shift in the overall mix of the U.S. business due to increased apparel sales and decreased footwear sales. U.S. apparel sales in 1996 accounted for 20.8% of the Reebok business in the U.S. as compared to 14.0% in 1995. Since U.S. apparel sales contribute lower gross margins than the U.S. footwear business, the shift in domestic mix negatively impacts overall gross margins. International margins were negatively impacted in 1996 as compared with the prior year due to a strong U.S. dollar as against most international currencies.

      Selling, general and administrative expenses increased as a percentage of sales from 28.7% in 1995 to 30.6% in 1996. Advertising and marketing expenses increased by $66.2 million during 1996 with approximately $30.0 million of that increase attributable to Reebok's Olympic participation. Continued investment in brand-building expenses, including product development, retail presence, sports marketing and on-field presence also contributed to the increase. In addition, retail operating expenses increased in support of the U.S. retail store expansion. At December 31, 1996, the Company operated 141 U.S. Reebok, Rockport and Greg Norman retail stores as compared to 117 at the end of 1995. Primarily all of these U.S. retail stores are located in factory direct outlet malls.

      Amortization of intangibles decreased due to the write-down in the fourth quarter of 1995 of the carrying value of Avia to estimated fair value on sale.

      Minority interest represents the minority shareholders' proportionate share of the net income of certain of the Company's consolidated subsidiaries.

      Interest expense increased from $25.7 million in 1995 to $42.2 million in 1996 as a result of increased borrowings to fund the purchase of approximately
17.0 million shares of the Company's common stock in connection with the Company's Dutch Auction self-tender offer which was completed in August 1996.

      Year-to-year earnings per share comparisons benefited from the Company's share repurchase programs and the repurchase of shares pursuant to the Dutch Auction. Weighted average common shares outstanding (dilutive) for the year ended December 31, 1996 declined to 68.6 million, compared to 79.5 million shares for the year ended December 31, 1995.



      REEBOK BRAND BACKLOG



The Reebok Brand backlog (including Greg Norman apparel) of open customer orders for the period January 1, 1998 through June 30, 1998 was essentially flat as compared to the same period last year. On a constant dollar basis, the Reebok Brand back-



22                                                     REEBOK INTERNATIONAL LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS



                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION



log increased 3.4%. North American backlog for the Reebok Brand, which includes the U.S. and Canada, increased 2.8% and the International backlog decreased 5.7%. On a constant dollar basis, the International backlog increased 4.4%. Reebok U.S. footwear backlog increased 2.1% and Reebok U.S. apparel backlog (including Greg Norman apparel) decreased 1.7% as compared to the same period last year. Management believes the slowdown in the Reebok Division's domestic footwear and apparel bookings is the result of retailers becoming more cautious in placing future orders, given current market conditions. The Company continues to see improvement in the shape of the Reebok Brand U.S. footwear order book, with athletic specialty backlog up 57% for the next six months and the volume channel down 11%. The percentage changes in open backlog are not necessarily indicative of future sales trends. The reasons for this are that many orders are cancelable, sales by company-owned retail stores can vary from year-to-year and the ratio of orders booked early to at-once shipments can vary from period to period. For example, the percentage of Reebok U.S. footwear futures to total Reebok U.S. footwear sales was approximately 87% in 1997 as compared to 78% in 1996.



      LIQUIDITY AND SOURCES OF CAPITAL



The Company's financial position remains strong. Working capital was $887.4 million at December 31, 1997 and $946.1 million at December 31, 1996. The current ratio at December 31, 1997 was 2.5 to 1 compared to 2.8 to 1 at December 31, 1996. The decline in the current ratio is primarily the result of the medium-term notes of $50.0 million due in 1998, which were previously classified as long-term debt, being classified as a current liability at December 31, 1997 and the pre-payment of $100.0 million of long-term debt during 1997.

      Accounts receivable decreased by $28.8 million from December 31, 1996, a decrease of 4.8%. This is the result of the Reebok Division reducing the average days sales outstanding in U.S. receivables by 7 days as compared to last year end. Inventory increased by $19.2 million, or 3.5% from December 31, 1996. U.S. footwear inventories of the Reebok Brand increased 24% at year end in dollars versus a year ago but only 5% in pairs, reflecting higher average per unit costs due to the inclusion of a greater percentage of technology products and a greater percentage of on-time delivery from the Far East factories as they began to catch up with demand, given the general slowdown in the industry. Reebok U.S. apparel inventories were down 23.7% and Reebok retail outlet inventories were down 12% despite adding ten additional stores over the course of the year and achieving same store sales increases of 7.3% in 1997.

      During the year ended December 31, 1997, cash and cash equivalents decreased $22.6 million and outstanding borrowings decreased by $138.7 million. The Company elected to make pre-payments of $50.0 million in February 1997 and $50.0 million in May 1997 on its long-term debt facility used to fund the Dutch Auction share repurchase in August 1996. Cash provided by operations during 1997 was $126.9 million, as compared to cash provided by operations of $280.3 million during 1996. The change in operating cash flow year-to-year is attributable to improved inventory management practices which had a significant impact in reducing 1996 inventory levels from the prior year thereby generating significant cash in that year. Cash generated from operations, together with the Company's existing credit lines and other financial resources, is expected to adequately finance the Company's current and planned 1998 cash requirements. However, the Company's actual experience may differ from the expectations set forth in the preceding sentence. Factors that might lead to a difference include, but are not limited to, future events that might have the effect of reducing the Company's available cash balances (such as unexpected operating losses or increased capital or other expenditures), as well as future events that might reduce or eliminate the availability of external financial resources.

      As a result of the current industry conditions and the Company's near-term business outlook, the Company has announced plans to further restructure its operations in order to manage its business more efficiently in the near-term. Key initiatives will include simplifying and flattening the organizational structure by eliminating management layers, combining and redefining business units and centralizing operations. The intention is to focus the business on fewer near-term opportunities, postpone certain longer-term investments, and simplify the process flows to gain greater efficiencies. As a result of this effort, the Company expects to take a special charge in the first quarter of 1998 of between $25 million to $35 million on a pre-tax basis. The on-going effect of the restructuring will be to reduce operating costs to a level more commensurate with the anticipated short-term business outlook.

      The Company has conducted a comprehensive global review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has developed an implementation plan to address the issue. During 1997, the Company started its global implementation of SAP software which will replace substantially all legacy systems. The Company presently believes that, with modifications to existing software and converting to SAP software, the year 2000 issue will not pose significant operational problems for the Company's computer systems as so modified and converted. The Company expects the global implementation of SAP to be substantially completed by 1999 and the implementation is currently on schedule. However, if such modifications and conversions are not completed timely or effectively, the year 2000 problem could have a material impact on the operations of the Company.

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



REEBOK INTERNATIONAL LTD.                                                     23

                      MANAGEMENT'S DISCUSSION AND ANALYSIS



                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION



      The Company also uses forward currency exchange contracts and options to hedge significant intercompany assets and liabilities denominated in other than the functional currency. Contracts used to hedge intercompany balances are marked to market and the resulting transaction gain or loss is included in the determination of net income.

      Foreign currency losses realized from settlements of transactions included in net income for the year ended December 31, 1997 were $8.1 million. Realized gains and losses from settlements of transactions for the years ended December 31, 1996 and 1995 were not significant. The Company has used forward exchange contracts and options as an element of its risk management strategy for several years.

      At December 31, 1997, the Company had forward currency exchange contracts and options, all having maturities of less than one year, with a notional amount aggregating $357.9 million. The contracts involved twelve different foreign currencies. No single currency represented more than 20% of the aggregate notional amount. The notional amount of the contracts intended to hedge merchandise purchases was $165.3 million. Deferred gains (losses) on these contracts were not material at December 31, 1997 and 1996.

      The Company uses interest rate swap agreements to manage its exposure to interest rate movements by effectively converting a portion of its variable rate long-term debt from floating to fixed rates. These agreements involve the exchange of variable rate payments for fixed rate payments without the effect of leverage and without the exchange of the underlying principal amount. Interest rate differentials paid or received under these swap agreements are recognized over the life of the contracts as adjustments to interest expense. At December 31, 1997, the notional amount of interest rate swaps outstanding was $245.0 million.

      Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and hedging instruments. The Company places cash equivalents with high credit major financial institutions and, by policy, limits the amount of credit exposure to any one financial institution.

      The Company is exposed to credit-related losses in the event of non-performance by counterparties to hedging instruments. The counterparties to these contracts are major financial institutions. The Company continually monitors its positions and the credit ratings of its counterparties and places dollar and term limits on the amount of contracts it enters into with any one party.




24                                                     REEBOK INTERNATIONAL LTD.

                           CONSOLIDATED BALANCE SHEETS

                     AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA




DECEMBER 31                                                                 1997            1996
================================================================================================
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                         $   209,766     $   232,365
   Accounts receivable, net of allowance for
      doubtful accounts (1997, $44,003; 1996, $43,527)                   561,729         590,504
   Inventory                                                             563,735         544,522
   Deferred income taxes                                                  75,186          69,422
   Prepaid expenses and other current assets                              54,404          26,275
                                                                     ---------------------------
      Total current assets                                             1,464,820       1,463,088
                                                                     ---------------------------


Property and equipment, net                                              156,959         185,292


NON-CURRENT ASSETS:
   Intangibles, net of amortization                                       65,784          69,700
   Deferred income taxes                                                  19,371           7,850
   Other                                                                  49,163          60,254
                                                                     ---------------------------
                                                                         134,318         137,804
                                                                     ---------------------------
   Total Assets                                                      $ 1,756,097     $ 1,786,184
                                                                     ===========================




LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Notes payable to banks                                            $    40,665     $    32,977
   Current portion of long-term debt                                     121,000          52,684
   Accounts payable                                                      192,142         196,368
   Accrued expenses                                                      219,386         169,344
   Income taxes payable                                                    4,260          65,588
                                                                     ---------------------------
      Total current liabilities                                          577,453         516,961
                                                                     ---------------------------


Long-term debt, net of current portion                                   639,355         854,099
Minority interest                                                         32,132          33,890


STOCKHOLDERS' EQUITY:
   Common stock, par value $.01; authorized 250,000,000 shares;
      issued 93,115,835 shares in 1997, 92,556,295 shares in 1996            931             926
   Retained earnings                                                   1,145,271         992,563
   Less 36,716,227 shares in treasury at cost                           (617,620)       (617,620)
   Unearned compensation                                                    (140)           (283)
   Foreign currency translation adjustment                               (21,285)          5,648
                                                                     ---------------------------
                                                                         507,157         381,234
                                                                     ---------------------------
   Total Liabilities and Stockholders' Equity                        $ 1,756,097     $ 1,786,184
                                                                     ===========================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


REEBOK INTERNATIONAL LTD.                                                     25

                        CONSOLIDATED STATEMENTS OF INCOME

                   AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA




YEAR ENDED DECEMBER 31                                     1997            1996            1995
===============================================================================================
Net sales                                           $ 3,643,599     $ 3,478,604     $ 3,481,450
Other income (expense)                                   (6,158)          4,325           3,126
                                                    -------------------------------------------
                                                      3,637,441       3,482,929       3,484,576
                                                    -------------------------------------------


COSTS AND EXPENSES:
   Cost of sales                                      2,294,049       2,144,422       2,114,084
   Selling, general and administrative expenses       1,069,433       1,065,792         999,731
   Special charges                                       58,161                          72,098
   Amortization of intangibles                            4,157           3,410           4,067
   Interest expense                                      64,366          42,246          25,725
   Interest income                                      (10,810)        (10,609)         (7,103)
                                                    -------------------------------------------
                                                      3,479,356       3,245,261       3,208,602
                                                    -------------------------------------------


Income before income taxes and minority interest        158,085         237,668         275,974


Income taxes                                             12,490          84,083          99,753
                                                    -------------------------------------------


Income before minority interest                         145,595         153,585         176,221


Minority interest                                        10,476          14,635          11,423
                                                    -------------------------------------------


Net income                                          $   135,119     $   138,950     $   164,798
                                                    ===========================================


Basic earnings per share                            $      2.41     $      2.06     $      2.10
                                                    ===========================================


Diluted earnings per share                          $      2.32     $      2.03     $      2.07
                                                    ===========================================


Dividends per common share                          $        --     $     0.225     $     0.300
                                                    ===========================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

26                                                     REEBOK INTERNATIONAL LTD.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                           DOLLAR AMOUNTS IN THOUSANDS

                                                                     ---------------------------------------------------------------
                                                                                                                           Foreign
                                                Common Stock         Additional                                           Currency
                                          ------------------------    Paid-in     Retained      Treasury     Unearned    Translation
                                             Shares      Par Value    Capital     Earnings        Stock    Compensation   Adjustment
====================================================================================================================================
                                          ------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                117,155,611     $1,172     $ 167,953   $1,428,058    $(603,241)    $(2,598)     $   (839)
                                          ------------------------------------------------------------------------------------------
Net income                                                                          164,798
Adjustment for foreign
   currency translation                                                                                                     12,475
Issuance of shares to certain employees        43,545                    1,558                                (1,558)
Amortization of unearned compensation                                                                          1,008
Shares repurchased and retired             (6,639,600)       (66)     (182,569)     (42,835)
Shares retired                                (67,200)        (1)       (1,385)        (554)                   1,940
Shares issued under employee
   stock purchase plans                       161,377          2         4,253
Shares issued upon exercise
   of stock options                           361,400          4         6,004
Put option contracts outstanding                             (15)                   (39,108)
Premium received from unexercised
   equity put options                                                    3,233
Income tax reductions relating to
   exercise of stock options                                               953
Dividends declared                                                                  (23,353)

                                          ------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                111,015,133      1,096             0    1,487,006     (603,241)     (1,208)       11,636
                                          ------------------------------------------------------------------------------------------
Net income                                                                          138,950
Adjustment for foreign
   currency translation                                                                                                     (5,988)
Treasury shares repurchased                                                                      (14,379)
Issuance of shares to certain employees        43,278                                 1,505                      (55)
Amortization of unearned compensation                                                                            292
Shares repurchased and retired            (18,931,403)      (190)                  (672,900)                     688
Shares issued under employee
   stock purchase plans                       157,134          2                      4,042
Shares issued upon exercise
   of stock options                           272,153          3                      6,930
Put option contracts expired                                  15                     39,825
Income tax reductions relating to
   exercise of stock options                                                          2,385
Dividends declared                                                                  (15,180)

                                          ------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                 92,556,295        926             0      992,563     (617,620)       (283)        5,648
                                          ------------------------------------------------------------------------------------------
Net income                                                                          135,119
Adjustment for foreign
   currency translation                                                                                                    (26,933)
Issuance of shares to certain employees         9,532                                   431                     (431)
Amortization of unearned compensation                                                                            566
Shares repurchased and retired                   (313)                                                             8
Shares issued under employee
   stock purchase plans                       151,210          1                      4,362
Shares issued upon exercise
   of stock options                           399,111          4                     10,040
Income tax reductions relating to
   exercise of stock options                                                          2,756

                                          ------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                 93,115,835     $  931     $       0   $1,145,271    $(617,620)    $  (140)     $(21,285)
                                          ------------------------------------------------------------------------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.



REEBOK INTERNATIONAL LTD.                                                     27

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                              AMOUNTS IN THOUSANDS




YEAR ENDED DECEMBER 31                                               1997          1996          1995
=====================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                   $ 135,119     $ 138,950     $ 164,798
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation and amortization                                47,423        42,927        39,579
      Minority interest                                            10,476        14,635        11,423
      Deferred income taxes                                       (17,285)       (6,333)       (1,573)
      Special charges                                              55,697                      62,743
      Changes in operating assets and liabilities, exclusive
         of those arising from business acquisitions:
         Accounts receivable                                      (13,915)     (107,082)       16,157
         Inventory                                                (47,937)       77,286       (29,531)
         Prepaid expenses                                         (28,613)       22,650         7,841
         Other                                                     24,458        11,042       (18,830)
         Accounts payable and accrued expenses                     20,759        67,769       (25,327)
         Income taxes payable                                     (59,257)       18,419       (55,553)
                                                                -------------------------------------
   Total adjustments                                               (8,194)      141,313         6,929
                                                                -------------------------------------
Net cash provided by operating activities                         126,925       280,263       171,727
                                                                -------------------------------------


CASH FLOWS FROM INVESTING ACTIVITIES:
   Payments to acquire property and equipment                     (23,910)      (29,999)      (63,610)
   Proceeds from business divestitures                                            6,887
                                                                -------------------------------------
Net cash used for investing activities                            (23,910)      (23,112)      (63,610)
                                                                -------------------------------------


CASH FLOWS FROM FINANCING ACTIVITIES:
   Net borrowings (payments) of notes payable to banks             27,296       (36,947)        2,426
   Proceeds from issuance of common stock to employees             17,163        13,362        11,216
   Dividends paid                                                               (20,922)      (23,679)
   Repayments of long-term debt                                  (156,966)       (1,290)     (112,445)
   Net proceeds from long-term debt                                             632,108       230,000
   Proceeds from premium on equity put options                                      717         3,233
   Dividends to minority shareholders                              (3,900)       (7,426)       (2,885)
   Repurchases of common stock                                                 (686,266)     (225,470)
                                                                -------------------------------------
Net cash used for financing activities                           (116,407)     (106,664)     (117,604)
                                                                -------------------------------------


Effect of exchange rate changes on cash                            (9,207)        1,485         5,944
                                                                -------------------------------------


Net increase (decrease) in cash and cash equivalents              (22,599)      151,972        (3,543)
Cash and cash equivalents at beginning of year                    232,365        80,393        83,936
                                                                -------------------------------------
Cash and cash equivalents at end of year                        $ 209,766     $ 232,365     $  80,393
                                                                -------------------------------------


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Interest paid                                                $  59,683     $  38,738     $  23,962
   Income taxes paid                                              115,985        77,213       152,690
                                                                -------------------------------------




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

28                                                     REEBOK INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA


      1
      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


BUSINESS ACTIVITY
The Company and its subsidiaries design and market sports and fitness products, including footwear and apparel, as well as footwear and apparel for non-athletic "casual" use, under various trademarks, including REEBOK, the GREG NORMAN Logo and ROCKPORT and footwear under RALPH LAUREN and POLO SPORT.

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

RECOGNITION OF REVENUES
Sales are recognized upon shipment of products.

ADVERTISING
Advertising production costs are expensed the first time the advertisement is run. Media (TV and print) placement costs are expensed in the month the advertising appears. Advertising expense (including cooperative advertising) amounted to $164,870, $201,584 and $157,573 for the years ended December 31, 1997, 1996 and 1995, respectively.

ACCOUNTING FOR STOCK-BASED COMPENSATION
In 1996, the Company adopted Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"). As permitted by Statement 123, the Company continues to account for its stock-based plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and provides pro forma disclosures of the compensation expense determined under the fair value provisions of Statement 123.

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

FOREIGN CURRENCY TRANSLATION
Assets and liabilities of most of the Company's foreign subsidiaries are translated at current exchange rates. Revenues, costs and expenses are translated at the average exchange rates for the period. Translation adjustments resulting from changes in exchange rates are reported as a separate component of stockholders' equity. Other foreign currency transaction gains and losses are included in the determination of net income.

      For those foreign subsidiaries operating in a highly inflationary economy or having the U.S. dollar as their functional currency, net nonmonetary assets are translated at historical rates and net monetary assets are translated at current rates. Translation adjustments are included in the determination of net income.

INCOME TAXES
The Company accounts for income taxes in accordance with FASB Statement No. 109, "Accounting for Income Taxes" ("Statement 109"). Tax provisions and credits are recorded at statutory rates for taxable items included in the consolidated statements of income regardless of the period for which such items are reported for tax purposes. Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities.

NET INCOME PER COMMON SHARE
In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" ("Statement 128"). Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and have been restated, to conform to Statement 128 requirements.

RECENTLY ISSUED ACCOUNTING STANDARDS
During 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" ("Statement 130"). The Company will adopt the provisions of Statement 130 during fiscal 1998. At that time, the Company will be required to disclose comprehensive income. Comprehensive income is generally defined as all changes in stockholders' equity exclusive of transactions with owners such as capital investments and dividends.

      In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("Statement 131"), which is required to be adopted for years beginning after December 15, 1997. Management of the Company does not expect the adoption of Statement 131 to have a material impact on the Company's financial statement disclosures.


                                                                              29
REEBOK INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


               DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA


RECLASSIFICATION
Certain amounts in prior years have been reclassified to conform to the 1997 presentation.

      2
      SPECIAL CHARGES

The financial results for 1997 include special pre-tax charges of $58,161 ($39,200 after tax or $0.67 per diluted share) relating to restructuring activities in the Company's global operations. The restructuring charge relates to facilities consolidation and elimination, asset write-downs, personnel related expenses and the termination or restructuring of certain underperforming marketing contracts that no longer reflect the Company's brand positioning. The restructuring activities include reducing the number of European warehouses from 19 to 3; establishing a shared services company that will centralize European administrative operations; and implementing a global management information system. The charge will cover certain one-time costs, of which approximately 70% will affect cash. In connection with the plan, the Company may incur other additional costs that are not recognizable at this time or cannot be reasonably estimated. The components of the charge are as follows:


                                       1997          BALANCE
                    ORIGINAL    UTILIZATION    DEC. 31, 1997
                    --------    -----------    -------------
Marketing
  contracts        $  25,000     $     --          $  25,000
Fixed asset
  write-downs         16,500        (9,600)            6,900
Employee
  retention and
  severance            9,200          (800)            8,400
Termination
  of leases            6,500          (700)            5,800
Other                    961           --                961
                   ---------    ----------         ---------
                   $  58,161    ($  11,100)        $  47,061
                   =========    ==========         =========


      The fixed asset write-downs relate to assets that will be abandoned or sold.

      The restructuring should enable the Company to achieve operating efficiencies, including improved inventory management, credit management, purchasing power and customer service and should provide the organization with access to a single global data base of company, supplier and customer information. The restructuring initiative should also improve logistics, allow the Company to focus its spending on those key athletes and teams who are more closely aligned with its brand positioning and produce cost savings once completed during 1999.

      In 1995, the Company recorded a special pre-tax charge of $72,098 ($44,934 after tax or $0.56 per diluted share) principally related to the adjustment of the carrying value of Avia to its estimated fair value on sale. Actual amounts recorded in 1996 did not differ materially from the Company's estimates.


      3
      DUTCH AUCTION SELF-TENDER STOCK REPURCHASE


On July 28, 1996, the Board of Directors authorized the purchase by the Company of up to 24.0 million shares of the Company's common stock pursuant to a Dutch Auction self-tender offer. The tender offer price range was from $30.00 to $36.00 net per share in cash. The self-tender offer commenced on July 30, 1996 and expired on August 27, 1996. As a result of the self-tender offer, the Company repurchased approximately 17.0 million common shares at a price of $36.00 per share. Concurrent with the Dutch Auction share repurchase, the Company's Board of Directors elected to suspend subsequent declarations of quarterly cash dividends on the Company's stock. Accordingly, the last dividend declared was for shareholders of record as of September 11, 1996. Suspension of the dividend will conserve substantial cash which the Company plans to utilize to reduce debt incurred as a result of the share repurchase.


      4
      PROPERTY AND EQUIPMENT


PROPERTY AND EQUIPMENT CONSIST OF THE FOLLOWING:

DECEMBER 31                           1997           1996
-----------                           ----           ----
Land                            $    9,037    $    29,283
Buildings                           75,380         75,044
Machinery and equipment            221,114        204,354
Leasehold improvements              48,663         48,757
                                ----------    -----------
                                   354,194        357,438
Less accumulated depreciation
   and amortization                197,235        172,146
                                ----------    -----------
                                $  156,959    $   185,292
                                ==========    ===========


      5
      INTANGIBLES


INTANGIBLES CONSIST OF THE FOLLOWING:

DECEMBER 31                               1997           1996
-----------                               ----           ----
Excess of purchase price over
   fair value of assets acquired
   (net of accumulated
   amortization of $8,098 in
   1997 and $6,326 in 1996)         $   25,481    $    27,696
Other intangible assets:
   Purchased technology                 52,827         52,827
   Company tradename
      and trademarks                    47,254         49,092
Other                                   13,699         13,693
                                    ----------    -----------
                                       113,780        115,612
Less accumulated amortization           73,477         73,608
                                    ----------    -----------
                                        40,303         42,004
                                    ----------    -----------
                                    $   65,784    $    69,700
                                    ==========    ===========


30
                                                       REEBOK INTERNATIONAL LTD.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


               DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA

      6
      SHORT-TERM BORROWINGS


The Company has various arrangements with numerous banks which provide an aggregate of approximately $1,053,000 of uncommitted facilities, substantially all of which are available to the Company's foreign subsidiaries. Of this amount, $407,328 is available for short-term borrowings and bank overdrafts, with the remainder available for letters of credit for inventory purchases. In addition to amounts reported as notes payable to banks, approximately $317,718 was outstanding for open letters of credit for inventory purchases at December 31, 1997.

      On August 23, 1996, in conjunction with the repurchase of its shares pursuant to the Dutch Auction self-tender offer, the Company entered into a new credit agreement underwritten by a syndicate of major banks. The agreement included a $750,000 revolving credit facility, expiring on August 31, 2002 which replaced the Company's previous $300 million credit line. The balance of the facility was a $640,000 six-year term loan (see Note 8).

      On July 1, 1997, the Company amended and restated the credit agreement. The amendment reduced the revolving credit portion of the facility from $750,000 to $400,000. The revolving credit facility is available to finance the short-term working capital needs of the Company as well as support the issuance of letters of credit for inventory purchases, if required. At December 31, 1997 and December 31, 1996, there were no borrowings outstanding under the revolving credit portion of this agreement. As part of the agreement, the Company is required to pay certain commitment fees on the unused portion of the revolving credit facility as well as comply with various financial and other covenants. As part of the amendment, the commitment fees the Company is required to pay on the unused portion of the revolving credit facility as well as the borrowing margins over the London Interbank Offer Rate on the used portion of the revolving credit facility were reduced. The amendment further removed or relaxed various covenants. All other material terms and conditions of the credit agreement remained unchanged.

      The Company utilizes a commercial paper program under which it can borrow up to $200,000 for periods not to exceed 270 days. This program is supported, to the extent available, by the unused portion of the $400,000 revolving credit facility. At December 31, 1997, the Company had no commercial paper obligations outstanding.

      The weighted average interest rate on notes payable to banks was 7.1% and 5.5% at December 31, 1997 and 1996, respectively.

      7
      LEASING ARRANGEMENTS


The Company leases various offices, warehouses, retail store facilities and certain of its data processing and warehouse equipment under lease arrangements expiring between 1998 and 2007. Minimum annual rentals under operating leases for the five years subsequent to December 31, 1997 and in the aggregate are as follows:


1998                                          $    35,809
1999                                               30,196
2000                                               20,319
2001                                               12,268
2002                                                8,308
2003 and thereafter                                15,756
                                              -----------
Total minimum lease obligations               $   122,656
                                              ===========


      Total rent expense for all operating leases amounted to $45,827, $46,751 and $40,602 for the years ended December 31, 1997, 1996 and 1995, respectively.


      8
      LONG-TERM DEBT


LONG-TERM DEBT CONSISTS OF THE FOLLOWING:

DECEMBER 31                               1997           1996
-----------                               ----           ----
Variable Rate Term Loan due
   August 31, 2002 with
   interest payable quarterly      $   497,398    $   640,000
Medium-term notes, bearing
   interest at rates
   approximating 6.75%, due
   May 15, 2000, with interest
   payable semiannually on
   May 15 and November 15              100,000        100,000
6.75% debentures due
   September 15, 2005, with
   interest payable
   semiannually on March 15
   and September 15                     98,953         98,803
Medium-term notes, bearing
   interest at rates
   approximating 6%, due
   July 15, 1998, with interest
   payable semiannually on
   February 15 and August 15            30,000         30,000
Medium-term notes, bearing
   interest at rates
   approximating 6%, due
   February 11, 1998, with
   interest payable
   semiannually on February 15
   and August 15                        20,000         20,000
Bank and other notes payable            14,004         17,980
                                   -----------    -----------
                                       760,355        906,783
Less current portion                   121,000         52,684
                                   -----------    -----------
                                   $   639,355    $   854,099
                                   ===========    ===========

REEBOK INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


               DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA


      On August 23, 1996, the Company entered into a $1,700,000 credit agreement underwritten by a syndicate of major banks of which $950,000 was available in the form of a six-year term loan facility for the purpose of financing the Company's acquisition of common stock pursuant to the Dutch Auction self-tender offer (see Note 3). Based on the number of shares tendered, the Company borrowed $640,000 from this facility. The undrawn portion of $310,000 was immediately canceled upon funding of the share repurchase. The credit agreement included various covenants including restrictions on asset acquisitions, capital expenditures and future indebtedness, and the requirement to maintain a minimum interest coverage ratio. Under the terms of the agreement there are various options under which the interest is calculated. On July 1, 1997, the Company amended and restated the credit agreement. This amendment left the remaining portion of the six-year term loan of $522,398 (as of December 31, 1997) on substantially the same payment schedule, after adjusting for the $100,000 in optional prepayments made in 1997. The amendment also removed or relaxed covenants pertaining to restrictions on asset acquisitions and sales, capital expenditures, future indebtedness and investments and reduced the borrowing margins charged by the banks on the variable rate term loan. All other material terms and conditions of the credit agreement remain unchanged.

      At December 31, 1997 and December 31, 1996, the effective rate of interest on the variable term loan was approximately 6.19% and 6.20%, respectively. In addition, the Company is amortizing fees and expenses associated with the credit agreement over the life of the agreement.

      Maturities of long-term debt during the five-year period ending December 31, 2002 are $121,000 in 1998, $95,576 in 1999, $185,000 in 2000, $110,000 in
2001 and $147,398 in 2002.


      9
      EMPLOYEE BENEFIT PLANS


The Company sponsors defined contribution retirement plans covering substantially all of its domestic employees and certain employees of its foreign subsidiaries. Contributions are determined at the discretion of the Board of Directors. Aggregate contributions made by the Company to the plans and charged to operations in 1997, 1996 and 1995 were $13,696, $11,755 and $11,644, respectively.


      10
      STOCK PLANS


The Company has stock plans which provide for the grant of options to purchase shares of the Company's common stock to key employees, other persons or entities who make significant contributions to the success of the Company, and eligible members of the Company's Board of Directors. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, as long as the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

      Under the 1994 Equity Incentive Plan, options may be incentive stock options or "non-qualified options" under applicable provisions of the Internal Revenue Code. The exercise price of any stock option granted may not be less than fair market value at the date of grant except in the case of grants to participants who are not executive officers of the Company and in certain other limited circumstances. The exercise period cannot exceed ten years from the date of grant. The vesting schedule for options granted under the 1994 Equity Incentive Plan is determined by the Compensation Committee of the Board of Directors. The 1994 Equity Incentive Plan also permits the Company to grant restricted stock to key employees and other persons or entities who make significant contributions to the success of the Company. The restrictions and vesting schedule for restricted stock granted under this Plan are determined by the Compensation Committee of the Board of Directors. The Company also has an option plan for its Directors. Under this plan, a fixed amount of options are granted annually to all non-employee Directors. Grants of options under the Directors plan vest in equal annual installments over three years.

      The Company has two employee stock purchase plans. Under the 1987 Employee Stock Purchase Plan, eligible employees are granted options to purchase shares of the Company's common stock through voluntary payroll deductions during two option periods, running from January 1 to June 30 and from July 1 to December 31, at a price equal to the lower of 85% of market value at the beginning or end of each period. Under the 1992 Employee Stock Purchase Plan, for certain foreign-based employees, eligible employees are granted options to purchase shares of the Company's common stock during two option periods, running from January 1 to June 30 and from July 1 to December 31, at the market price at the beginning of the period. The option becomes exercisable 90 days following the date of grant and expires on the last day of the option period. Accordingly, no options are outstanding at December 31, 1997 and 1996. During 1997, 1996 and 1995, respectively, 151,210, 157,134 and 161,377 shares were issued pursuant to these plans.

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

      At December 31, 1997, 13,705,700 shares of common stock were reserved for issuance under the Company's various stock plans and 70,105,308 shares were reserved for issuance under the shareholders' rights plan.

                                                       REEBOK INTERNATIONAL LTD.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


               DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA


THE FOLLOWING SCHEDULE SUMMARIZES THE CHANGES IN STOCK OPTIONS DURING THE THREE YEARS ENDED DECEMBER 31, 1997:

                                 NUMBER OF SHARES UNDER OPTION
                                 -----------------------------
                                                             WEIGHTED
                                                              AVERAGE
                       NON-QUALIFIED              OPTION     EXERCISE
                       STOCK OPTIONS     PRICE PER SHARE        PRICE
                       -------------     ---------------        -----
Outstanding at
  December 31,
  1994                   5,879,575     $   8.75 - $39.77    $   22.83
Granted                  1,361,502        28.75 -  36.75        34.90
Exercised                 (361,400)        8.75 -  33.25        16.75
Canceled                  (722,760)       11.38 -  39.77        30.57
                        ----------     -----------------    ---------
Outstanding at
  December 31,
  1995                   6,156,917         8.75 - $38.88        24.96
Granted                  4,436,947        26.75 -  41.63        31.32
Exercised                 (272,153)        8.75 -  37.02        25.41
Canceled                  (406,005)       11.38 -  37.02        31.10
                        ----------     -----------------    ---------
Outstanding at
  December 31,
  1996                   9,915,706         8.75 - $41.63        27.54
Granted                  1,205,704        33.75 -  49.25        35.51
Exercised                 (399,111)        8.75 -  36.75        25.72
Canceled                  (534,680)       24.00 -  41.63        33.14
                        ----------     -----------------    ---------
Outstanding at
  December 31,
  1997                  10,187,619     $  10.63 - $49.25    $   28.26
                        ==========     ========   ======    =========


      At December 31, 1997, the exercise prices for outstanding options ranged from $10.63 - $49.25. Within that range, 2,771,254 options were outstanding between $10.63 and $19.37. All of these options were exercisable at December 31, 1997. The weighted average exercise price and average remaining contractual life of these options is $17.43 and 2.5 years, respectively. Additionally, 7,416,365 options were outstanding between $20.46 and $49.25. Included in this range are 1,552,954 options exercisable at a weighted average exercise price of $30.23. The weighted average exercise price and average remaining contractual life of these outstanding options is $32.33 and 8 years, respectively.

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

      At December 31, 1997, 1996 and 1995, options to purchase 4,324,208, 3,983,278 and 3,956,545 shares of common stock were exercisable, and 3,032,790, 1,225,051 and 3,369,311 shares, respectively, were available for future grants under the Company's stock equity plans.

      Pro forma information regarding net income and earnings per share is required by Statement 123, which requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995, 1996 and 1997, respectively: risk-free interest rates ranging from 5.2% to 7.7%; dividend yields of .89%, .68% and .0%; volatility factors of the expected market price of the Company's common stock of .27 in 1995 and 1996 and .35 in 1997; and a weighted-average expected life of the option of 4.2 years.

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

THE COMPANY'S PRO FORMA INFORMATION FOLLOWS (IN THOUSANDS, EXCEPT FOR EARNINGS PER SHARE INFORMATION):

                            1997           1996          1995
                            ----           ----          ----
Pro forma net
  income              $  127,506     $  134,017    $   163,404
Pro forma basic
  earnings
  per share           $     2.31     $     2.03    $      2.09
Pro forma
  diluted
  earnings
  per share           $     2.23     $     2.00    $      2.07


      The weighted average fair value of options granted in 1997, 1996 and 1995 is $13.09, $10.76 and $11.63, respectively.

      Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 2001.


      11
      ACQUISITION OF COMMON STOCK

On October 19, 1995, the Board of Directors authorized the repurchase of up to an additional $200,000 in Reebok common stock in open market or privately-negotiated transactions. This authorization was in addition to the share repurchase programs of $200,000 each adopted by the Company in July 1992, July 1993 and October 1994. As of December 31, 1997, the Company had approximately $129,800 available for future repurchases of common stock under these programs.

      During 1996 and 1995, the Company issued equity put options as part of its share repurchase program. These options provided the Company with an additional source to supplement open market purchases of its common stock. At December 31, 1997 and 1996, no shares of outstanding common stock are subject to repurchase under the terms and conditions of these options.

REEBOK INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


               DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA

      12
      BUSINESS ACQUISITIONS AND DIVESTITURES


On May 23, 1996, the Company finalized a long-term exclusive footwear licensing arrangement with Ralph Lauren to design, develop, manufacture, market and distribute men's, women's and children's footwear under the Ralph Lauren label. The agreement requires payment of certain annual minimum amounts for royalties and other compensation. The territory for the license initially includes North America and is expected to expand worldwide as existing Ralph Lauren licenses expire subject to reaching agreement with Ralph Lauren as to business plans for the additional territories. In conjunction with the licensing arrangement, Reebok's subsidiary, The Rockport Company, Inc., acquired Ralph Lauren's prior licensee for the U.S. and Canada, Ralph Lauren Footwear, Inc.

      On June 7, 1996, Reebok completed the sale of substantially all of the operating assets and business of its subsidiary, Avia Group International, Inc.


      13
      FINANCIAL INSTRUMENTS


The following methods and assumptions were used by the Company to estimate the fair value of its financial instruments:

      Cash and cash equivalents and notes payable to banks: the carrying amounts reported in the balance sheet approximate fair value. Long-term debt: the fair value of the Company's medium-term notes and debentures is estimated based on quoted market prices. The fair value of other long-term debt is estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements. Unrealized gains or losses on foreign currency exchange contracts and options: the fair value of the Company's foreign currency exchange contracts is estimated based on current foreign exchange rates. Fair market value of interest rate swaps: the fair value of the Company's interest rate swaps is estimated based on current interest rates.

THE CARRYING AMOUNTS AND FAIR VALUE OF THE COMPANY'S FINANCIAL INSTRUMENTS ARE AS FOLLOWS:

                              CARRYING AMOUNT               FAIR VALUE
                              ---------------               ----------
DECEMBER 31                    1997         1996         1997         1996
-----------                    ----         ----         ----         ----
Long-term debt             $760,355    $ 906,783    $ 759,049     $881,372
Unrealized gains on
  foreign currency
  exchange contracts
  and options                 4,619          173        6,256        1,394
Interest rate swaps               0            0          344        1,420


FOREIGN EXCHANGE FORWARDS AND OPTIONS
The Company enters into forward currency exchange contracts and options to hedge its exposure for merchandise purchased in U.S. dollars that will be sold to customers in other currencies. Realized and unrealized gains and losses on these contracts are included in net income except that gains and losses on contracts which hedge specific foreign currency commitments are deferred and accounted for as a part of the transaction. The Company also uses forward currency exchange contracts and options to hedge significant intercompany assets and liabilities denominated in other than the functional currency. Contracts used to hedge intercompany balances are marked to market and the resulting transaction gain or loss is included in the determination of net income.

      Foreign currency losses realized from settlements of transactions included in net income for the year ended December 31, 1997 were $8.1 million. Realized gains and losses from settlements of transactions for the years ended December 31, 1996 and 1995 were not significant. The Company has used forward exchange contracts and options as an element of its risk management strategy for several years.

      At December 31, 1997, the Company had option and forward currency exchange contracts, all having maturities of less than one year, with a notional amount aggregating $357,913. The contracts involved 12 different foreign currencies. No single currency represented more than 20% of the aggregate notional amount. The notional amount of contracts intended to hedge merchandise purchases was $165,324. Deferred gains (losses) on these contracts were not material at December 31, 1997 and 1996.


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

      During the fourth quarter of 1996, the Company entered into several amortizing interest rate swaps with a group of financial institutions having an initial notional value of $320,000 and expiring on December 31, 2000. The notional amount of the swaps is reduced each year in accordance with the expected repayment schedule of the Company's variable rate term loan. The terms of the swaps require the Company to make fixed rate payments on a quarterly basis whereas the Company will receive variable rate payments based on the three month U.S. dollar LIBOR. At December 31, 1997 and 1996, the notional amount of interest rate swaps outstanding was $245,000 and $320,000, respectively. In January 1998, the Company entered into additional interest rate swaps in the amount of $150,000 with respect to the variable rate term loan.


CONCENTRATIONS OF CREDIT RISK
Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and hedging instruments.

      The Company places cash equivalents with high credit financial institutions and, by policy, limits the amount of credit exposure to any one financial institution.

      The Company is exposed to credit-related losses in the event of non-performance by counterparties to hedging instruments. The counterparties to these contracts are major financial institutions. The Company continually monitors its positions and the credit ratings of its counterparties and places dollar and term limits on the amount of contracts it enters into with any one party.

                                                       REEBOK INTERNATIONAL LTD.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


               DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA


      14
      INCOME TAXES


THE COMPONENTS OF INCOME BEFORE INCOME TAXES AND MINORITY INTEREST ARE AS
FOLLOWS:

                        1997           1996          1995
                        ----           ----          ----
Domestic          $  (32,783)   $  (12,720)   $    14,292
Foreign              190,868        250,388       261,682
                  ----------    -----------   -----------
                  $  158,085    $   237,668   $   275,974
                  ==========    ===========   ===========

THE PROVISION FOR INCOME TAXES CONSISTS OF THE FOLLOWING:

                        1997           1996          1995
                        ----           ----          ----
CURRENT:
Federal           $  (34,314)   $     1,961   $     3,998
State                   (324)         4,534        13,878
Foreign               64,413         83,921        83,450
                  ----------    -----------   -----------
                      29,775         90,416       101,326
                  ==========    ===========   ===========

DEFERRED:
Federal               (8,940)        (1,705)       (1,594)
State                 (1,900)          (689)       (3,112)
Foreign               (6,445)        (3,939)        3,133
                 -----------   ------------   -----------
                     (17,285)        (6,333)       (1,573)
                 -----------   ------------   -----------
                 $    12,490   $     84,083   $    99,753
                 ===========   ============   ===========


      During 1992, the Company recorded a write-down in the carrying value of its Avia subsidiary in the amount of $100,000 with no corresponding tax benefit recognized in that year due to the uncertainty concerning the ultimate deductibility of the charge. In June 1996, substantially all of the operating assets and business of Avia were sold. After the sale, in December 1996, the Company requested a pre-filing determination from the Internal Revenue Service ("IRS") regarding the deductibility of certain losses pertaining to the sale of Avia. In August 1997, the IRS notified the Company that it had approved the Company's tax treatment concerning the deductibility of the Avia losses and accordingly, a corresponding reduction in income taxes totaling $40,000 was recorded in the third quarter of 1997 and is reflected in the current federal and state provisions.

      Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $405,265, $517,309 and $410,402 at December 31, 1997, 1996 and
1995, respectively. Those earnings are considered to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends or otherwise, a portion would be subject to both U.S. income taxes and foreign withholding taxes, less an adjustment for applicable foreign tax credits. Determination of the amount of U.S. income tax liability that would be incurred is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credits would be available to reduce some portion of any U.S. income tax liability.


INCOME TAXES COMPUTED AT THE FEDERAL STATUTORY RATE DIFFER FROM AMOUNTS PROVIDED AS FOLLOWS:

                          1997           1996          1995
                          ----           ----          ----
Tax at statutory
  rate                    35.0%          35.0%         35.0%
State taxes,
  less federal
  tax effect               1.5            1.7           2.7
Effect of tax
  rates of foreign
  subsidiaries and
  joint ventures          (4.3)          (1.6)         (2.0)
Tax benefit from
  Avia losses            (25.3)
Amortization of
  intangibles              0.4            0.4           0.4
Other, net                 0.6           (0.1)          0.1
                          ----           ----          ----
Provision for
  income taxes             7.9%          35.4%         36.2%
                          ====           ====          ====

      Net deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.


DEFERRED TAX ASSETS ARE ATTRIBUTABLE TO THE FOLLOWING TEMPORARY DIFFERENCES AT

DECEMBER 31                            1997          1996
-----------                            ----          ----
Inventory                        $  30,238      $  35,212
Accounts receivable                 24,973         23,085
Liabilities                         26,714          9,661
Depreciation                         6,117          5,528
Other, net                           6,515          3,786
                                 ---------      ---------
Total                            $  94,557      $  77,272
                                 =========      =========

REEBOK INTERNATIONAL LTD.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


               DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA


      15
      EARNINGS PER SHARE


THE FOLLOWING TABLE SETS FORTH THE COMPUTATION OF BASIC AND DILUTED EARNINGS PER
SHARE:

                              1997           1996          1995
                              ----           ----          ----
NUMERATOR:
Net Income              $  135,119    $   138,950   $   164,798
                        ----------    -----------   -----------
DENOMINATOR:
Denominator for
  basic earnings
  per share --
  weighted-
  average shares            56,162         67,370        78,317
Dilutive
  employee
  stock options              2,147          1,247         1,170
                        ----------    -----------   -----------
Denominator for
  diluted
  earnings per
  share --
  adjusted
  weighted-
  average shares
  and assumed
  conversions              58,309         68,617        79,487
                       ----------    -----------   -----------
Basic earnings
  per share            $     2.41    $      2.06   $      2.10
                       ----------    -----------   -----------
Diluted earnings
  per share            $     2.32    $      2.03   $      2.07
                       ==========    ===========   ===========

      16
      OPERATIONS BY GEOGRAPHIC AREA


NET SALES TO UNAFFILIATED CUSTOMERS, NET INCOME AND IDENTIFIABLE ASSETS BY GEOGRAPHIC AREA ARE SUMMARIZED BELOW:

                                1997             1996            1995
                                ----             ----            ----
NET SALES:
United States           $  2,000,883    $   1,935,724    $  2,027,080
United Kingdom               661,358          566,196         492,843
Europe                       510,981          623,209         642,622
Other countries              470,377          353,475         318,905
                        ------------    -------------    ------------
                        $  3,643,599    $   3,478,604    $  3,481,450
                        ============    =============    ============

NET INCOME:
United States           $     83,894    $      41,522    $     52,314
United Kingdom                50,441           60,050          74,175
Europe                          (567)          21,854          28,138
Other countries                1,351           15,524          10,171
                        ------------    -------------    ------------
                        $    135,119    $     138,950    $    164,798
                        ============    =============    ============

IDENTIFIABLE
ASSETS:
United States           $    938,027    $     887,217    $    813,935
United Kingdom               372,526          391,865         291,825
Europe                       278,606          282,057         311,903
Other countries              166,938          225,045         233,956
                        ------------    -------------    ------------
                        $  1,756,097    $   1,786,184    $  1,651,619
                        ============    =============    ============

      There are various differences between income before income taxes and minority interest for domestic and foreign operations as shown in Note 14 and net income shown above. Sales or transfers between geographic areas are not material.


      17
      CONTINGENCIES

The Company is involved in various legal proceedings generally incidental to its business. These include a lawsuit filed by a former distributor in Brazil in which the plaintiff has asserted a claim for damages in excess of $50,000. While it is not feasible to predict or determine the outcome of these proceedings, management does not believe that they should result in a materially adverse effect on the Company's financial position, results of operations or liquidity.

                                                       REEBOK INTERNATIONAL LTD.

                                     REPORTS

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS
REEBOK INTERNATIONAL LTD.
STOUGHTON, MASSACHUSETTS

We have audited the accompanying consolidated balance sheets of Reebok International Ltd. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reebok International Ltd. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP
---------------------


BOSTON, MASSACHUSETTS
FEBRUARY 2, 1998


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


INTERNAL CONTROL SYSTEM
Reebok International Ltd. and its subsidiaries maintain a system of internal control over financial reporting, which is designed to provide reasonable assurance to the Company's management and Board of Directors as to the integrity and fair presentation of the financial statements. Management continually monitors the system of internal control for compliance, and actions are taken to correct deficiencies as they are identified. Even an effective internal control system, no matter how well designed, has inherent limitations -- including the possibility of the circumvention or overriding of controls -- and therefore can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control system effectiveness may vary over time.

      The Company maintains an internal auditing program that monitors and assesses the effectiveness of the internal control system and recommends possible improvements thereto. The Company's accompanying financial statements have been audited by Ernst & Young LLP, independent auditors, whose audit was made in accordance with generally accepted auditing standards and included a review of the system of internal accounting controls to the extent necessary to determine the audit procedures required to support their opinion on the consolidated financial statements. Management believes that, as of December 31, 1997, the Company's system of internal control is adequate to accomplish the objectives discussed herein.


REEBOK INTERNATIONAL LTD.,



/s/ Paul Fireman                 /s/ Kenneth Watchmaker
-------------------              ----------------------
PAUL FIREMAN                     KENNETH WATCHMAKER
CHAIRMAN,                        EXECUTIVE VICE PRESIDENT
PRESIDENT AND CHIEF              AND CHIEF FINANCIAL OFFICER
EXECUTIVE OFFICER

REEBOK INTERNATIONAL LTD.

                         QUARTERLY RESULTS OF OPERATIONS


                                   (UNAUDITED)
                   AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA

                                           FIRST           SECOND             THIRD           FOURTH
YEAR ENDED DECEMBER 1997                 QUARTER          QUARTER           QUARTER          QUARTER
------------------------                 -------          -------           -------          -------
Net sales                              $ 930,041         $841,059        $1,009,053        $ 863,446
Gross profit                             356,229          323,511           370,211          299,599
Net income                                40,184           20,322            73,968              645
Basic earnings per share                     .72              .36              1.32              .01
Diluted earnings per share                   .69              .35              1.26              .01
                                       ---------         --------        ----------        ---------

YEAR ENDED DECEMBER 1996
------------------------
Net sales                              $ 902,923         $817,572        $  970,080        $ 788,029
Gross profit                             351,132          312,268           380,530          290,252
Net income                                48,415           19,813            50,612           20,110
Basic earnings per share                     .65              .27               .76              .36
Diluted earnings per share                   .64              .27               .75              .35
Cash dividends per common share             .075             .075              .075             .000
                                       ---------         --------        ----------        ---------

      Net income for the fourth quarter of 1997 includes a special charge of $18,000 after taxes, or $0.31 per diluted share, for the restructuring of a number of marketing contracts.

      Net income for the third quarter of 1997 includes a tax credit of $40,000, or $0.68 per diluted share, as well as a special charge of $21,161 after taxes, or $0.36 per diluted share, for facilities consolidation and elimination, asset adjustments and personnel-related expenses associated with global restructuring activities.

      On June 7, 1996, Reebok completed the sale of substantially all of the operating assets of its subsidiary Avia. Accordingly, subsequent to that date, the operations of Avia are no longer included in the Company's financial results.

      The earnings per share amounts are presented to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." For further discussion regarding the calculation of earnings per share, see Note 1 to the Consolidated Financial Statements.

                                                       REEBOK INTERNATIONAL LTD.

                               DIRECTORS & OFFICERS


BOARD OF DIRECTORS


PAUL FIREMAN
Chairman, President & Chief Executive Officer
Reebok International Ltd.


PAUL R. DUNCAN
Executive Vice President
Reebok International Ltd.


M. KATHERINE DWYER
President
Revlon Consumer Products, USA
Revlon, Inc.


WILLIAM F. GLAVIN
President Emeritus
Babson College


MANNIE L. JACKSON
Chairman & Chief Executive Officer
Harlem Globetrotters International, Inc.


BERTRAM M. LEE, SR.
Chairman of the Board
Albimar Communications, Inc.


RICHARD G. LESSER
Executive Vice President & Chief Operating Officer
TJX Companies, Inc.


WILLIAM M. MARCUS
Executive Vice President & Treasurer
American Biltrite, Inc.


ROBERT MEERS
Executive Vice President
Reebok International Ltd.
President & Chief Executive Officer
Reebok Division


GEOFFERY NUNES
Retired Senior Vice President & General Counsel
Millipore Corporation


CORPORATE OFFICERS


PAUL FIREMAN
Chairman, President & Chief Executive Officer


PAUL R. DUNCAN
Executive Vice President


ANGEL R. MARTINEZ
Executive Vice President
President & Chief Executive Officer
The Rockport Company, Inc.


ROBERT MEERS
Executive Vice President
President & Chief Executive Officer
Reebok Division


KENNETH WATCHMAKER
Executive Vice President
Chief Financial Officer


BARRY NAGLER
Senior Vice President
General Counsel


LEO S. VANNONI
Treasurer

REEBOK INTERNATIONAL LTD.

                             SHAREHOLDER INFORMATION

INDEPENDENT AUDITORS
Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

TRANSFER AGENT AND REGISTRAR
BankBoston, N.A. is the Transfer Agent and Registrar for the Company's common stock and maintains the shareholder accounting records. The Transfer Agent should be contacted on questions of changes in address, name or ownership, lost certificates and consolidation of accounts. When corresponding with the Transfer Agent, shareholders should state the exact name(s) in which the stock is registered and certificate number as well as old and new information about the account.


BankBoston, N.A.
c/o Boston EquiServe
Post Office Box 8040
Boston, MA 02266-8040
Phone: (781) 575-3400
Facsimile: (781) 828-8813
Toll-free number outside Massachusetts: (800) 733-5001 http://www.equiserve.com


FORM 10-K
For a copy of the Form 10-K Annual Report, filed with the Securities and Exchange Commission, write to:


Office of Investor Relations
Reebok International Ltd.
100 Technology Center Drive
Stoughton, MA 02072


WEB SITE
http://www.reebok.com


CORPORATE HEADQUARTERS
Reebok International Ltd.
100 Technology Center Drive
Stoughton, MA 02072


ANNUAL MEETING
The Annual Meeting of Stockholders will be held at 10:00 a.m., local time, on Tuesday, May 5, 1998 at BankBoston, Second Floor Long Lane Conference Room, 100 Federal Street, Boston, Massachusetts.


Shareholders of record on March 11, 1998 are entitled to vote at the meeting.


STOCK INFORMATION
The Company's common stock is quoted on the New York Stock Exchange under the symbol RBK. The following table, derived from data supplied by the NYSE, sets forth the quarterly high and low sales prices during 1997 and 1996.


                         1997                  1996
                         ----                  ----
                    HIGH       LOW         HIGH        LOW
                    ----       ---         ----        ---
First              52 7/8     40 5/8      31 3/8      25 3/8
Second             49 7/8     37 1/8      33 3/4      26
Third              52 1/4     43 5/8      36 7/8      29 1/4
Fourth             49 1/2     27 5/8      45 1/4      32 1/2


The number of record holders of the Company's common stock at February 20, 1998 was 7,050.



REEBOK, the Vector Logo [REEBOK LOGO], THE PUMP, DMX, the Human Rights Logo and HEXALITE are registered trademarks, and HYDROMOVE, ATTACK LIFE, PRO FUNCTION and 3D ULTRALITE are trademarks of Reebok.


ROCKPORT is a registered trademark and UNCOMPROMISE is a trademark of The Rockport Company, Inc.


GREG NORMAN is a registered trademark and the Greg Norman Logo is a trademark of Great White Shark Enterprises, Inc.


RALPH LAUREN and POLO SPORT are registered trademarks of Polo/Ralph Lauren Corporation.


(C)1998 Reebok International Ltd. All Rights Reserved.
[RECYCLE LOGO] Portions of this Annual Report are printed on recycled paper.


DESIGN: BELK MIGNOGNA ASSOCIATES, NEW YORK
PHOTOGRAPHY: (PAGES 1 - 5) DAVIES + STARR, (PAGES 14, 16) ROB HOWARD
QUOTE OPPOSITE PAGE 12: (C)1997 THE ECONOMIST NEWSPAPER GROUP, INC. REPRINTED WITH PERMISSION. FURTHER REPRODUCTION PROHIBITED.


40


                                                       REEBOK INTERNATIONAL LTD.