Form 10-K405, Exhibit 13
period 1998-12-31
REEBOK INTERNATIONAL LTD
filed 1999-03-24
CIK 770949

                           FINANCIAL DATA
                           Selected Financial Data  37
                           Quarterly Results of Operations  66

                           MD&A
                           Management's Discussion and Analysis of Results of Operations and Financial Condition 38

                           FINANCIAL STATEMENTS
                           Consolidated Balance Sheets  46
                           Consolidated Statements of Income  47
                           Consolidated Statements of Stockholders' Equity 48 Consolidated Statements of Cash Flows 49

                           NOTES
                           Notes to Consolidated Financial Statements  50

                           REPORTS
                           Report of Independent Auditors  64
                           Report of Management  65

                           CORPORATE INFORMATION
                           Directors & Officers  67
                           Shareholder Information  68





--------------------------------------------------------------------------------
  FINANCIAL RESULTS AND CORPORATE INFORMATION
--------------------------------------------------------------------------------


36.      REEBOK INTERNATIONAL LTD.

SELECTED FINANCIAL DATA
AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA


YEAR ENDED DECEMBER 31,                             1998            1997            1996            1995            1994

Net sales                                     $3,224,592      $3,643,599      $3,478,604      $3,481,450      $3,280,418
Income before income taxes
  and minority interest                           37,030         158,085         237,668         275,974         417,368
Net income                                        23,927         135,119         138,950         164,798         254,478
Basic earnings per share                             .42            2.41            2.06            2.10            3.09
Diluted earnings per share                           .42            2.32            2.03            2.07            3.02
Dividends per common share                            --              --            .225            .300            .300
                                              ----------      ----------      ----------      ----------      ----------


DECEMBER 31,                                        1998            1997            1996            1995            1994

Working capital                               $  749,512      $  887,367      $  946,127      $  900,922      $  831,856
Total assets                                   1,739,624       1,756,097       1,786,184       1,651,619       1,649,461
Long-term debt                                   554,432         639,355         854,099         254,178         131,799
Stockholders' equity                             524,377         507,157         381,234         895,289         990,505
                                              ----------      ----------      ----------      ----------      ----------


Financial data for 1998 includes special after-tax charges of $23,674, or $0.42 per share, in connection with the Company's various business re-engineering efforts and the restructuring or adjustment of certain underperforming marketing contracts.

The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." For further discussion regarding the calculation of earnings per share, see Notes 1 and 16 to the Consolidated Financial Statements.

On June 7, 1996, Reebok completed the sale of substantially all of the operating assets and business of its subsidiary, Avia Group International, Inc. ("Avia"); accordingly, subsequent to that date, the operations of Avia are no longer included in the Company's financial results. 1997 results include an income tax benefit of $40,000, or $0.69 per diluted share, related to the conclusion in 1997 of outstanding tax matters associated with the sale of Avia. 1997 also includes total special after-tax charges of $39,161, or $0.67 per diluted share, relating to restructuring activities in the Company's global operations.

Financial data for 1995 includes total special after-tax charges of $44,934, or $0.56 per diluted share, of which $33,699 relates to the sale of Avia and $11,235 relates to facilities consolidation, severance and other related costs associated with the streamlining of certain segments of the Company's operations.


                                              REEBOK INTERNATIONAL LTD.      37.

MD&A

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

--------------------------------------------------------------------------------

THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS ABOUT THE COMPANY'S REVENUES, EARNINGS, SPENDING, MARGINS, ORDERS, PRODUCTS, ACTIONS, PLANS, STRATEGIES AND OBJECTIVES. ANY SUCH STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS. PROSPECTIVE INFORMATION IS BASED ON MANAGEMENT'S THEN CURRENT EXPECTATIONS OR FORECASTS. SUCH INFORMATION IS SUBJECT TO THE RISK THAT SUCH EXPECTATIONS OR FORECASTS, OR THE ASSUMPTIONS UNDERLYING SUCH EXPECTATIONS OR FORECASTS, BECOME INACCURATE. FACTORS THAT COULD AFFECT THE COMPANY'S ACTUAL RESULTS AND COULD CAUSE SUCH RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE BY OR ON BEHALF OF THE COMPANY INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW AND THOSE DESCRIBED IN THE COMPANY'S 1998 ANNUAL REPORT ON FORM 10-K UNDER THE HEADING "ISSUES AND UNCERTAINTIES."

--------------------------------------------------------------------------------



OPERATING RESULTS 1998

Net sales for the year ended December 31, 1998 were $3.225 billion, an 11.5% decrease from the year ended December 31, 1997 sales of $3.644 billion. The Reebok Division's worldwide sales (including the sales of the Greg Norman Collection) were $2.691 billion in 1998, a 14.1% decrease from sales of $3.131 billion in 1997. U.S. footwear sales of the Reebok Brand decreased 13.6% to $1.062 billion in 1998 from $1.229 billion in 1997. U.S. footwear sales of the Reebok Brand were adversely impacted by over-capacity in the market due to significant retail expansion during a period of softening consumer demand. This has resulted in inventory backups and heavy promotional activity to move the excess quantities. Despite the sales decline, U.S. footwear sales of the Reebok Brand generated a 44% sales increase in its running category and increases in its kids and outdoor categories as compared with 1997. U.S. footwear sales in other categories declined in 1998. U.S. apparel sales of the Reebok Brand decreased by 16.1% to $362.2 million from $431.9 million in 1997. Increased sales of apparel in the Company's retail outlet stores and its Greg Norman Collection were more than offset by declines in Reebok branded and licensed apparel. The Company is in the process of repositioning the Reebok U.S. apparel business by upgrading its product offerings and exiting many of its unprofitable licensed apparel contracts. International sales of the Reebok Brand (including footwear and apparel) were $1.267 billion in 1998, a decrease of 13.8% from International sales of $1.471 billion in 1997. The European region reported a sales increase during 1998, whereas all other International regions reported sales declines. The Company's sales performance is being adversely affected by economic conditions in Asia Pacific, Latin America and Russia. As compared to 1997,


38.      REEBOK INTERNATIONAL LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION


sales in Asia Pacific declined 47% or approximately $150 million for the year and footwear sales to unconsolidated Latin American distributors declined by 50% or approximately $60 million. During 1998, operations in Latin America, Asia Pacific and Russia negatively impacted the Company's earnings by approximately $50.0 million on a pre-tax basis, as compared to 1997. Another factor affecting International sales comparisons is currency, particularly in Russia and Asia Pacific. Fluctuations in foreign currency exchange rates accounted for approximately a 3% decline in sales in 1998. Most of the Reebok Brand's International footwear categories declined during the year, however, the classic and kids categories had sales increases.

Rockport's sales for 1998 (including sales of the Ralph Lauren Footwear Brand) increased by 4.2% to $533.9 million from $512.5 million in 1997. International revenues, which grew by 8.2%, accounted for approximately 20.0% of Rockport's sales (excluding sales of Ralph Lauren Footwear) in both 1998 and 1997. Increased sales in the walking, outdoor and men's categories were partially offset by decreased sales in the women's category. The Company has been strategically repositioning its Rockport women's products in an effort to expand that segment of the business. For 1998, women's products represented only 20% of Rockport's sales. During 1998, Rockport expanded its branded retail presence by opening a number of shop-in-shop and retail concept areas. The Ralph Lauren Footwear Brand had a sales increase of approximately 15.0% in 1998 as compared to 1997, with all of the increase coming from the Polo Sport segment. During 1999, the Company intends to expand the Polo Sport segment of the Ralph Lauren/Polo Sport footwear business and to debut a separate Lauren product segment.

The Company's overall gross margin was 36.8% of sales which is comparable to last year's rate of 37.0%. During the second half of 1998, U.S. footwear pricing margins for the Reebok Brand were restored to levels that the Company was achieving prior to the introduction of its technology products, which is an improvement over last year. This is the result of manufacturing efficiencies the Company has achieved with technology products and from sourcing changes initiated to take advantage of currency opportunities in the Far East. This improvement was offset by a greater percentage of the Company's business being off-price due to the promotional activity in the market. International margins continue to be adversely affected by the strong U.S. dollar.

Selling, general and administrative expenses for the year ended December 31, 1998 were $1.043 billion, or 32.4% of sales, as compared to $1.069 billion, or 29.4% of sales for 1997. While overall spending declined, the increased spending as a percentage of sales is attributable to additional expansion of retail presence for all of the Company's brands and investments in research, design, development and production. Also included in 1998 results were severance expenses relating to the reorganization of certain business units and start-up expenses for the Company's new European logistics and shared service companies and global information system re-engineering efforts. These start-up expenses, many of which are redundant in nature, amounted to approximately $43.5 million for 1998. Of this amount, $34.1 million is included in selling, general and administrative expenses and $9.4 million is included in cost of sales. The Company expects to incur additional start-up expenses during most of 1999 or until such time as these business re-engineering efforts are fully implemented. The Company has benefited from the various cost reduction programs initiated last year, as all other selling, general and administrative expenses declined from last year's levels.

As described in Note 2 to the Consolidated Financial Statements, in the first quarter of 1998, the Company recorded a special pre-tax charge of $35.0 million, amounting to approximately $23.7 million after taxes or $0.42 per share, relating to restructuring activities in the Company's global operations. The charge included personnel related expenses and other charges associated with certain underperforming marketing contracts. The business re-engineering should enable the Company to achieve greater operating efficiencies. The underperforming marketing contracts have been terminated or restructured to focus the Company's spending on those key athletes and teams who are more closely aligned with its core brand positioning.

Interest expense decreased in 1998 as compared to 1997 as a result of debt repayments. Other expense was $19.2 million for the twelve months, an increase of $13.0 million from last year. This increase is primarily due to the currency devaluation in Russia and the Company's write-down of its investment in its Brazilian joint venture.

The effective income tax rate was 32.2% for 1998 as compared to 33.2% for 1997 (exclusive of certain one-time tax benefits received in 1997). Looking forward, dependent on the geographic mix of earnings in 1999, the Company expects that the full year 1999 rate will be approximately 36.0%. However, the rate could fluctuate from quarter to quarter depending on where the Company earns income geographically, and, if the Company incurs non-benefitable losses in certain economically troubled regions, the rate could increase further.


                                              REEBOK INTERNATIONAL LTD.      39.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION


At December 31, 1998, the Company had recorded net deferred tax assets of $177.6 million, of which $69.7 million is attributable to the expected utilization of tax net operating loss carryforwards. The remainder, $107.9 million, is attributable to tax credit carryforwards and the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Although realization is not assured, management believes that the net deferred tax assets will be realized. The estimate of future taxable income relates to operations of the Company which have, in the past, generated a level of taxable income in excess of amounts of future taxable income necessary to realize the deferred tax assets. In addition, the Company has tax planning strategies which can utilize a portion of the tax net operating loss carryforwards and thereby reduce the likelihood that they will expire unused. However, if the Company's estimates of future taxable income are not realized in the near-term, the net carrying value of the deferred tax assets could be reduced thereby impacting future net income.


OPERATING RESULTS 1997

Net sales for the year ended December 31, 1997 were $3.644 billion, a 4.7% increase from the year ended December 31, 1996 sales of $3.479 billion, which included $49.4 million of sales from the Company's Avia subsidiary that was sold in June 1996. The Reebok Division's worldwide sales (including sales of the Greg Norman Collection) were $3.131 billion in 1997, a 5.0% increase from comparable sales of $2.982 billion in 1996. The stronger U.S. dollar has adversely impacted Reebok Brand worldwide sales comparisons with the prior year. On a constant dollar basis, sales for the Reebok Brand worldwide increased 8.3% in 1997 as compared to 1996. The Reebok Division's U.S. footwear sales increased 3.0% to $1.229 billion in 1997 from $1.193 billion in 1996. The increase in the Reebok Division's U.S. footwear sales is attributed primarily to increases in the running, walking, and men's cross-training categories. The increase in sales in these categories was partially offset by decreases in Reebok's basketball, outdoor and women's fitness categories. The underlying quality of Reebok footwear sales in the U.S. improved from last year. Sales to athletic specialty accounts increased approximately 31%, and the amount of off-price sales declined from 7.6% of total Reebok footwear sales in 1996, to 3.2% of total Reebok footwear sales in 1997. The Reebok Division's U.S. apparel sales increased by 37.2% to $431.9 million from $314.9 million in 1996. The increase resulted primarily from increases in branded core basics, licensed and graphic categories. The Reebok Division's International sales (including footwear and apparel) were $1.471 billion in 1997, approximately equal to the Division's International sales in 1996 of $1.474 billion. The International sales comparison was negatively impacted by changes in foreign currency exchange rates. On a constant dollar basis, for the year ended December 31, 1997, the International sales gain was 6.4%. All International regions generated sales increases over the prior year on a constant dollar basis. For International sales, increases in the running, classic and walking categories were offset by decreases in the basketball and tennis categories. Generally in the industry there is a slowdown in branded athletic footwear and apparel at retail and there is a significant amount of promotional product offered across all distribution channels. As a result of this situation and the expected ongoing negative impact from currency fluctuations, the Company expects it will be difficult to increase sales in 1998.

Rockport's sales for 1997 increased by 14.5% to $512.5 million from $447.6 million in 1996. Exclusive of the Ralph Lauren footwear business, which was acquired in May 1996, Rockport's sales increased 7.3% in 1997. International revenues, which grew by 46.0%, accounted for approximately 21.0% of Rockport's sales (excluding Ralph Lauren Footwear) in 1997, as compared to 16.0% in 1996. Increased sales in the walking and men's categories were partially offset by decreased sales in the women's lifestyle category. The decrease in the women's lifestyle category was the result of a strategic initiative to re-focus the women's business around an outdoor, adventure and travel positioning and reduce the product offerings in the refined women's dress shoe segment. Rockport continues to attract younger customers to the brand with the introduction of a wider selection of dress and casual products. The Ralph Lauren footwear business performed well in 1997 and is beginning to generate sales growth in its traditional segments, reflecting the benefits of improved product design and development and increased distribution. Rockport plans to expand the current product line of Ralph Lauren/Polo Sport athletic footwear during 1998 with additional products which will be available at retail during 1999.

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


40.      REEBOK INTERNATIONAL LTD.

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

As described in Note 2 to the Consolidated Financial Statements, the Company recorded special pre-tax charges of $58.2 million relating to restructuring activities in the Company's global operations. The restructuring should enable the Company to achieve operating efficiencies, including improved inventory management, credit management, purchasing power and customer service and should provide the organization with access to a single global data base of company, supplier and customer information. The restructuring initiatives should also improve logistics, allow the Company to focus its spending on those key athletes and teams who are more closely aligned with its brand positioning and produce cost savings once completed during 1999.

Interest expense increased as a result of the additional debt the Company incurred to finance the shares acquired during the 1996 Dutch Auction share repurchase.

As described in Note 15 to the Consolidated Financial Statements, the Internal Revenue Service notified the Company in August 1997 that it had approved the Company's tax treatment of certain losses related to the sale of its Avia subsidiary. Accordingly, the Company recorded a tax benefit in the quarter ended September 30, 1997 totaling $40.0 million. Excluding the favorable impact of this special income tax credit, the Company's effective tax rate was 33.2% in 1997, as compared with 35.4% in 1996. The decrease in the rate is attributable to a change in the mix of the earnings between domestic and international subsidiaries. The Company expects its effective tax rate in 1998 to be further reduced to 31.0%-32.0% as a result of the change in geographic mix of earnings and ongoing efforts to improve cash ow through various tax planning initiatives.

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


REEBOK BRAND BACKLOG

The Reebok Brand backlog (including Greg Norman Collection apparel) of open customer orders scheduled for delivery during the period from January 1, 1999 through June 30, 1999 declined 10.8% as compared to the same period last year. North American backlog for the Reebok Brand, which includes the U.S. and Canada, decreased 19.8% and the International backlog increased 5.1%. Reebok U.S. footwear backlog decreased 18.0% and Reebok U.S. apparel backlog (including Greg Norman Collection apparel) decreased 24.7% as compared to the same period last year. U.S. backlog comparisons are against a period last year that had not yet been significantly impacted by the industry slowdown which began in late 1997. That retail slowdown, which continued during 1998, resulted in higher retail cancellations and returns during the year. In addition, the Company believes retailers are leaving more open-to-buy dollars available for at-once business. These changes in business conditions suggest that the percentage changes in open backlog are not necessarily indicative of future sales trends. In addition, many orders are cancelable, sales by Company-owned retail stores can vary from year-to-year, many markets in Latin America and Asia Pacific are not included in the open orders since sales are made by independent distributors and the ratio of orders booked early to at-once shipments can vary from period to period.


                                              REEBOK INTERNATIONAL LTD.      41.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION


LIQUIDITY AND SOURCES OF CAPITAL

The Company's financial position remains strong. Working capital was $749.5 million at December 31, 1998 and $887.4 million at December 31, 1997. The current ratio at December 31, 1998 was 2.2 to 1 compared to 2.5 to 1 at December 31, 1997. The decline in the current ratio is primarily the result of lower earnings and the payment of long-term debt and increased capital expenditures.

Accounts receivable decreased by $43.9 million from December 31, 1997, a decrease of 7.8%. This is the result of the Reebok Division reducing the average days sales outstanding in U.S. receivables by 2 days as compared to last year end, as well as the decrease in sales. Inventory decreased by $28.5 million, or 5.1% from December 31, 1997. U.S. footwear inventories of the Reebok Brand decreased 14.7% at year end as compared to 1997. Reebok U.S. apparel inventories were down 34.8% and Reebok retail outlet inventories were down 8.8% despite adding twenty-eight additional outlet stores over the course of the year and absorbing additional excess inventories generated by the Company.

During the year ended December 31, 1998, cash and cash equivalents decreased $29.7 million and outstanding borrowings decreased by $111.9 million. In September 1998, in cooperation with its bank group, the Company amended certain of its credit arrangements to relax its debt to operating cash flow ratio covenant through June, 2000. All other material terms and conditions of the credit arrangements remain unchanged. Cash provided by operations during 1998 was $151.8 million, as compared to cash provided by operations of $126.9 million during 1997, a $24.9 million improvement despite lower earnings. The change in operating cash flow year-to-year is attributable to improved inventory management practices and improved cash collections in the U.S. Cash generated from operations, together with the Company's existing credit lines and other financial resources, is expected to adequately finance the Company's current and planned 1999 cash requirements. However, the Company's actual experience may differ from the expectations set forth in the preceding sentence. Factors that might lead to a difference include, but are not limited to, the matters discussed in the Company's 1998 Annual Report on Form 10-K under the heading "Issues and Uncertainties," as well as future events that might have the effect of reducing the Company's available cash balances (such as unexpected operating losses or increased capital or other expenditures, as well as increases in the Company's inventory or accounts receivable), or future events that might reduce or eliminate the availability of external financial resources.


CONTINGENCIES

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

For several years, imports from China to the U.S., including footwear, have been threatened with higher or prohibitive tariff rates, either through statutory action or intervention by the Executive Branch, due to concern over China's trade policies, human rights, foreign weapons sales practices and its foreign policy. Further debate on these issues is expected to continue in 1999. However, the Company does not currently anticipate that restrictions on imports from China will be imposed by the U.S. during 1999. If adverse action is taken with respect to imports from China, it could have an adverse effect on some or all of the Company's product lines, which could result in a negative financial impact. The Company has put in place contingency plans which should allow it to diversify some of its sourcing to countries other than China if any such adverse action occurs. In addition, the Company does not believe that it would be more negatively impacted by any such adverse action than its major competitors. The actual effect of any such action will, however, depend on a number of factors, including how reliant the Company, as compared to its competitors, is on production in China and the effectiveness of the contingency plans put in place.

The European Union ("EU") imposed import quotas on certain footwear from China in 1994. The effect of such quota scheme on Reebok has not been significant because the quota scheme provides an exemption for certain higher-priced special technology athletic footwear, which exemption is available for most REEBOK products. This exemption does not, however, cover most of Rockport's products and thus could result in an adverse effect on Rockport's international sales.




42.      REEBOK INTERNATIONAL LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION


As a result, Rockport is pursuing alternative sources for its products to reduce such effect. However, there can be no guarantee that Rockport will be successful in implementing such alternative sourcing arrangements.

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

The EU also has imposed antidumping duties on certain leather upper footwear from China, Thailand and Indonesia. These duties apply only to low cost footwear, below the import prices of most Reebok and Rockport products. Thus the Company's products have not been significantly impacted by such duties.

The EU continues to review the athletic footwear exemption which applies to both the quota scheme and antidumping duties discussed above. The Company, through relevant trade associations, is working to prevent imposition of a more limited athletic footwear exception. Should revisions be adopted narrowing such exemption, certain of the Company's product lines could be affected adversely, although the Company does not believe that its products would be more severely affected than those of its major competitors.

Various other countries have taken or are considering steps to restrict footwear imports or impose additional customs duties or other impediments, which actions affect the Company as well as other footwear importers. The Company, in conjunction with other footwear importers, is aggressively challenging such restrictions and is attempting to develop new production capacity in countries not subject to those restrictions. Nevertheless, such restrictions have in some cases had a significant adverse effect on the Company's sales in some of such countries, most notably Argentina, although they have not had a material adverse effect on the Company as a whole.

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

Foreign currency losses realized from settlements of transactions included in net income for the years ended December 31, 1998 and 1997 were $12.0 million and $8.1 million, respectively. The Company has used forward exchange contracts and options as an element of its risk management strategy for several years.

At December 31, 1998, the Company had forward currency exchange contracts and options, all having maturities of less than one year, with a notional amount aggregating $323.1 million. The contracts involved twelve different foreign currencies. One currency represented 23% of the aggregate notional amount. The notional amount of the contracts intended to hedge merchandise purchases was $160.6 million. Deferred gains (losses) on these contracts were not material at December 31, 1998 or 1997.

The Company uses interest rate swap agreements to manage its exposure to interest rate movements by effectively converting a portion of its variable rate long-term debt from floating to fixed rates. These agreements involve the exchange of variable rate payments for fixed rate payments without the effect of leverage and without the exchange of the underlying principal amount. Interest rate differentials paid or received under these swap agreements are recognized over the life of the contracts as adjustments to interest expense. At December 31, 1998, the notional amount of interest rate swaps outstanding was $295.0 million.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, accounts receivable and hedging instruments. The Company places cash equivalents with high credit major


                                              REEBOK INTERNATIONAL LTD.      43.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION


financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Credit risk on trade receivables is somewhat minimized as a result of the Company's worldwide customer base and the fact that no one customer represents 10% or more of the Company's net sales.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to hedging instruments. The counterparties to these contracts are major financial institutions. The Company continually monitors its positions and the credit ratings of its counterparties and places dollar and term limits on the amount of contracts it enters into with any one party.


YEAR 2000 READINESS DISCLOSURE

The year 2000 issue, which is common to most corporations, concerns the inability of information technology (IT) systems, including computer software programs, as well as non-IT systems, to properly recognize and process date sensitive information related to the year 2000 and beyond. This could potentially cause a system failure or miscalculation that could disrupt operations.

In order to determine the Company's readiness for the year 2000, the Company has conducted a global review of both its IT and non-IT systems to identify the systems that could be affected by the technical problems associated with the year 2000. As part of this review, a management team was selected to inventory all IT (mainframe, network and desktop hardware and software), and non-IT embedded systems (security, fire prevention, elevators, climate control systems, etc.) to address the year 2000 issue, including an assessment of the costs required to effect such a plan. The team is currently in the process of evaluating these inventoried items to determine a remediation method and implementation plan. The IT evaluation is substantially complete and the non-IT evaluation for all major subsidiaries was substantially completed at the end of December 1998. While the Company believes that most of its critical non-IT systems will function without substantial year 2000 compliance problems, the Company will continue to review, test and remediate (if necessary) such systems.

In 1993 the Company developed a strategic information systems plan which provided for the adoption of a new global information systems infrastructure which would substantially improve the Company's systems capability. This new global system will replace most legacy systems with year 2000 compliant software and will thus also address the year 2000 issue. The Company began investments in this new global strategic system in 1994, with investments continuing each year thereafter and expected to continue through the year 2000. The global SAP system being adopted by the Company did not previously have an appropriate application for the footwear and apparel industry. Thus the Company, together with its software vendor and another company in the apparel industry, developed a new software application for the footwear and apparel industry which is now being implemented by the Company.

The Company believes that, with modifications to existing software and converting to SAP software and other packaged software, the year 2000 will not pose significant operational problems for the Company's computer systems. However, if the modifications and conversions are not implemented or completed in a timely or effective manner, the year 2000 problem could have a material adverse impact on the operations and financial condition of the Company. In addition, in converting to SAP software, the Company is relying on its software partner to develop and support new software applications and there could be problems in successfully developing and implementing such new applications. The Company is the first in the apparel and footwear industry to implement this new software application and, because of the year 2000 time restraints, the schedule for implementation is accelerated. Thus, there are substantial risks that problems could arise in implementation or that the system may not be fully effective by the end of 1999. The SAP system has been installed and implementation has been substantially completed in two of the Company's business units, as well as, in certain other functional areas. The system is now being configured for rollout to other operating units. The Company also plans to do testing of its year 2000 readiness during 1999 for operations not included in the expected SAP implementation. The Company's Rockport subsidiary will not be converted to the new SAP system by the end of 1999. Accordingly, modifications to its existing software are being made to make it year 2000 compliant.


44.      REEBOK INTERNATIONAL LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION


Because the Company's conversion to SAP software will replace much of the Company's software with year 2000 compliant systems, it is difficult to segregate the incremental costs associated with the year 2000 issue. The Company expects that the total costs of converting to the global SAP system will be approximately $75 million, of which approximately $50 million has been spent to date. Capitalized costs which are included in this estimate are expected to be approximately $30 million. These costs do not include internal staffing costs. These estimates assume that the Company will not incur significant year 2000 related costs on behalf of its suppliers, customers or other third parties.

The Company is also focusing on major suppliers and customers to assess their compliance with the year 2000. This effort is being handled internally and is currently in process. The Company will be assessing its largest customers and vendors to determine that their operations are year 2000 compliant. The Company is also developing plans to test year 2000 compliance with significant suppliers during 1999 and will use the results of such tests to determine if contingency plans are necessary and to prepare such plans. The Company is dependent on its suppliers, joint venture partners, independent distributors and customers to implement appropriate changes to their computer systems to address the year 2000 issue. The failure of such third parties to effectively address such an issue could have a material adverse effect on the Company's business.

Contingency plans for year 2000-related interruptions are being developed and will include, but not be limited to, the development of emergency backup and recovery procedures, remediation of existing systems parallel with implementation of the new systems, and replacing electronic applications with manual processes. These contingency plans are, however, subject to variables and uncertainties. There can be no assurance that the Company will correctly anticipate the level, impact or duration of potential non-compliance or that its contingency plans will be sufficient to mitigate the impact of any potential failures.

Estimates of time and cost and risk assessments are based on currently available information. Developments that could affect such estimates and assessments include, but are not limited to, the ability to hold to the schedule defined for SAP and other package conversions; the ability to remediate all relevant computer code for those limited applications targeted to be remediated; co-operation and remediation success of the Company's suppliers and customers; and the ability to implement suitable contingency plans in the event of year 2000 system failures at the Company or its suppliers or customers.


                                              REEBOK INTERNATIONAL LTD.      45.

CONSOLIDATED BALANCE SHEETS
AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA



DECEMBER 31                                                            1998          1997

ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                      $  180,070    $  209,766
  Accounts receivable, net of allowance for
    doubtful accounts (1998, $47,383; 1997, $44,003)                517,830       561,729
  Inventory                                                         535,168       563,735
  Deferred income taxes                                              78,419        75,186
  Prepaid expenses and other current assets                          50,309        54,404
                                                                 ----------    ----------
    Total current assets                                          1,361,796     1,464,820
                                                                 ----------    ----------

Property and equipment, net                                         172,585       156,959
Other non-current assets:
  Intangibles, net of amortization                                   68,648        65,784
  Deferred income taxes                                              99,212        19,371
  Other                                                              37,383        49,163
                                                                 ----------    ----------
                                                                    205,243       134,318
                                                                 ----------    ----------

  Total Assets                                                   $1,739,624    $1,756,097
                                                                 ==========    ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable to banks                                         $   48,070    $   40,665
  Current portion of long-term debt                                  86,640       121,000
  Accounts payable                                                  203,144       192,142
  Accrued expenses                                                  191,833       219,386
  Income taxes payable                                               82,597         4,260
                                                                 ----------    ----------
    Total current liabilities                                       612,284       577,453
                                                                 ----------    ----------

Long-term debt, net of current portion                              554,432       639,355
Minority interest                                                    31,972        32,132
Commitments and contingencies
Outstanding redemption value of equity put options                   16,559

STOCKHOLDERS' EQUITY:
  Common stock, par value $.01; authorized 250,000,000 shares;
    issued 93,306,642 shares in 1998, 93,115,835 shares in 1997         933           931
  Retained earnings                                               1,156,739     1,145,271
  Less 36,716,227 shares in treasury at cost                       (617,620)     (617,620)
  Unearned compensation                                                 (26)         (140)
  Accumulated other comprehensive income (expense)                  (15,649)      (21,285)
                                                                 ----------    ----------
                                                                    524,377       507,157
                                                                 ----------    ----------
  Total Liabilities and Stockholders' Equity                     $1,739,624    $1,756,097
                                                                 ==========    ==========



--------------------------------------------------------------------------------
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


46.      REEBOK INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF INCOME
AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA


YEAR ENDED DECEMBER 31                                   1998          1997          1996

Net sales                                          $3,224,592    $3,643,599    $3,478,604
Other income (expense)                                (19,167)       (6,158)        4,325
                                                   ----------    ----------    ----------
                                                    3,205,425     3,637,441     3,482,929
                                                   ----------    ----------    ----------

Costs and expenses:
  Cost of sales                                     2,037,465     2,294,049     2,144,422
  Selling, general and administrative expenses      1,043,199     1,069,433     1,065,792
  Special charges                                      35,000        58,161
  Amortization of intangibles                           3,432         4,157         3,410
  Interest expense                                     60,671        64,366        42,246
  Interest income                                     (11,372)      (10,810)      (10,609)
                                                   ----------    ----------    ----------
                                                    3,168,395     3,479,356     3,245,261
                                                   ----------    ----------    ----------

Income before income taxes and minority interest       37,030       158,085       237,668

Income taxes                                           11,925        12,490        84,083
                                                   ----------    ----------    ----------
Income before minority interest                        25,105       145,595       153,585

Minority interest                                       1,178        10,476        14,635
                                                   ----------    ----------    ----------
Net income                                         $   23,927    $  135,119    $  138,950
                                                   ==========    ==========    ==========


Basic earnings per share                           $      .42    $     2.41    $     2.06
                                                   ==========    ==========    ==========

Diluted earnings per share                         $      .42    $     2.32    $     2.03
                                                   ==========    ==========    ==========


Dividends per common share                         $       --    $       --    $    0.225
                                                   ==========    ==========    ==========



--------------------------------------------------------------------------------
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


                                              REEBOK INTERNATIONAL LTD.      47.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
DOLLAR AMOUNTS IN THOUSANDS


                                                                                                                     ACCUMULATED
                                                                   COMMON                                 UNEARNED      OTHER
                                                                   STOCK        RETAINED      TREASURY    COMPEN-   COMPREHENSIVE
                                        SHARES        TOTAL   (PAR VALUE $.01)  EARNINGS       STOCK       SATION  INCOME (EXPENSE)

BALANCE, DECEMBER 31, 1995            111,015,133   $ 895,289      $1,096      $1,487,006    $(603,241)   $(1,208)    $ 11,636
                                      ===========   =========      ======      ==========    =========    =======     ========
Comprehensive income:
  Net income                                          138,950                     138,950
  Adjustment for foreign
      currency translation                             (5,988)                                                          (5,988)
                                                    ---------
    Comprehensive income                              132,962
  Treasury shares repurchased                         (14,379)                                 (14,379)
  Issuance of shares to
    certain employees                      43,278       1,450                       1,505                     (55)
  Amortization of unearned
    compensation                                          292                                                 292
  Shares repurchased and retired      (18,931,403)   (672,402)       (190)       (672,900)                    688
  Shares issued under employee
    stock purchase plans                  157,134       4,044           2           4,042
  Shares issued upon exercise
    of stock options                      272,153       6,933           3           6,930
  Put option contracts expired                         39,840          15          39,825
  Income tax reductions relating to
    exercise of stock options                           2,385                       2,385
  Dividends declared                                  (15,180)                    (15,180)
                                      -----------   ---------      ------      ----------    ---------    -------     --------
BALANCE, DECEMBER 31, 1996             92,556,295     381,234         926         992,563     (617,620)      (283)       5,648
                                      ===========   =========      ======      ==========    =========    =======     ========
Comprehensive income:
  Net income                                          135,119                     135,119
  Adjustment for foreign
      currency translation                            (26,933)                                                         (26,933)
                                                    ---------
    Comprehensive income                              108,186
  Issuance of shares to
    certain employees                       9,532                                     431                    (431)
  Amortization of unearned
    compensation                                          566                                                 566
  Shares repurchased and retired             (313)          8                                                   8
  Shares issued under employee
    stock purchase plans                  151,210       4,363           1           4,362
  Shares issued upon exercise
    of stock options                      399,111      10,044           4          10,040
  Income tax reductions relating to
    exercise of stock options                           2,756                       2,756
                                      -----------   ---------      ------      ----------    ---------    -------     --------
BALANCE, DECEMBER 31, 1997             93,115,835     507,157         931       1,145,271     (617,620)      (140)     (21,285)
                                      ===========   =========      ======      ==========    =========    =======     ========
Comprehensive income:
  Net income                                           23,927                      23,927
  Adjustment for foreign
      currency translation                              5,636                                                            5,636
                                                    ---------
    Comprehensive income                               29,563
  Issuance of shares to
    certain employees                      14,704                                     458                    (458)
  Amortization of unearned
    compensation                                          387                                                 387
  Shares repurchased and retired         (114,920)     (3,181)         (1)         (3,365)                    185
  Shares issued under employee
    stock purchase plans                  223,583       3,821           2           3,819
  Shares issued upon exercise
    of stock options                       67,440       1,187           1           1,186
  Put option contracts outstanding                    (16,559)                    (16,559)
  Premium received from unexercised
    equity put options                                  2,002                       2,002
                                      -----------   ---------      ------      ----------    ---------    -------     --------
BALANCE, DECEMBER 31, 1998             93,306,642   $ 524,377      $  933      $1,156,739    $(617,620)   $   (26)    $(15,649)
                                      ===========   =========      ======      ==========    =========    =======     ========



--------------------------------------------------------------------------------
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.



48.      REEBOK INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
AMOUNTS IN THOUSANDS


YEAR ENDED DECEMBER 31                                              1998                1997                1996

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                   $  23,927           $ 135,119           $ 138,950
  Adjustments to reconcile net income to
      net cash provided by operating activities:
    Depreciation and amortization                                 48,017              47,423              42,927
    Minority interest                                              1,178              10,476              14,635
    Deferred income taxes                                        (83,074)            (17,285)             (6,333)
    Special charges                                               35,000              58,161
    Changes in operating assets and liabilities,
        exclusive of those arising from
        business acquisitions:
          Accounts receivable                                     63,951             (13,915)           (107,082)
          Inventory                                               39,134             (47,937)             77,286
          Prepaid expenses                                         4,734             (28,613)             22,650
          Other                                                    3,892              24,458              11,042
          Accounts payable and accrued expenses                  (65,616)             18,295              67,769
          Income taxes payable                                    80,634             (59,257)             18,419
                                                               ---------           ---------           ---------
  Total adjustments                                              127,850              (8,194)            141,313
                                                               ---------           ---------           ---------

Net Cash Provided by Operating Activities                        151,777             126,925             280,263
                                                               =========           =========           =========

CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments to acquire property and equipment                     (53,616)            (23,910)            (29,999)
  Proceeds from business divestitures                                                                      6,887
                                                               ---------           ---------           ---------
Net cash used for investing activities                           (53,616)            (23,910)            (23,112)
                                                               =========           =========           =========

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (payments) of notes payable to banks              2,048              27,296             (36,947)
  Proceeds from issuance of common stock
    to employees                                                   5,008              17,163              13,362
  Dividends paid                                                                                         (20,922)
  Repayments of long-term debt                                  (121,016)           (156,966)             (1,290)
  Net proceeds from long-term debt                                                                       632,108
  Proceeds from premium on equity put options                      2,002                                     717
  Dividends to minority shareholders                              (6,649)             (3,900)             (7,426)
  Repurchases of common stock                                     (3,366)                               (686,266)
                                                               ---------           ---------           ---------
Net cash used for financing activities                          (121,973)           (116,407)           (106,664)
                                                               =========           =========           =========
Effect of exchange rate changes on cash                           (5,884)             (9,207)              1,485
                                                               =========           =========           =========
Net increase (decrease) in cash and cash equivalents             (29,696)            (22,599)            151,972
Cash and cash equivalents at beginning of year                   209,766             232,365              80,393
                                                               ---------           ---------           ---------
Cash and cash equivalents at end of year                       $ 180,070           $ 209,766           $ 232,365
                                                               =========           =========           =========

Supplemental disclosures of cash flow information:
  Interest paid                                                $  58,224           $  59,683           $  38,738
  Income taxes paid                                               26,068             115,985              77,213



--------------------------------------------------------------------------------
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.



                                              REEBOK INTERNATIONAL LTD.      49.

NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA







1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY
The Company and its subsidiaries design and market sports and fitness products, including footwear and apparel, as well as footwear and apparel for non-athletic "casual" use, under various trademarks, including REEBOK, the GREG NORMAN Logo, ROCKPORT and footwear under RALPH LAUREN and POLO SPORT.

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




50.      REEBOK INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA



ADVERTISING
Advertising production costs are expensed the first time the advertisement is run. Media (TV and print) placement costs are expensed in the month the advertising appears. Advertising expense (including cooperative advertising) amounted to $143,471, $164,870, and $201,584 for the years ended December 31, 1998, 1997 and 1996, respectively.

ACCOUNTING FOR STOCK-BASED COMPENSATION
The Company accounts for its stock-based plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and provides pro forma disclosures of the compensation expense determined under the fair value provisions of Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation."

CASH EQUIVALENTS
Cash equivalents are defined as highly liquid investments with maturities of three months or less at date of purchase.

INVENTORY VALUATION
Inventory, substantially all finished goods, is recorded at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT AND DEPRECIATION
Property and equipment are stated at cost. Depreciation is computed principally on the straight line method over the assets' estimated lives. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets.

INTANGIBLES
Excess purchase price over the fair value of assets acquired is amortized using the straight line method over periods ranging from 5 to 40 years. Other intangibles are amortized using the straight line method over periods ranging from 3 to 40 years.

FOREIGN CURRENCY TRANSLATION
Assets and liabilities of most of the Company's foreign subsidiaries are translated at current exchange rates. Revenues, costs and expenses are translated at the average exchange rates for the period. Translation adjustments resulting from changes in exchange rates are reported as a component of comprehensive income. The cumulative translation adjustment at December 31, 1998, 1997 and 1996 was ($15,649), ($21,285) and $5,648, respectively. Other foreign currency transaction gains and losses are included in the determination of net income.

For those foreign subsidiaries operating in a highly inflationary economy or having the U.S. dollar as their functional currency, net nonmonetary assets are translated at historical rates and net monetary assets are translated at current rates. Translation adjustments are included in the determination of net income.

INCOME TAXES
The Company accounts for income taxes in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" ("Statement 109"). Tax provisions and credits are recorded at statutory rates for taxable items included in the consolidated statements of income regardless of the period for which such items are reported for tax purposes. Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities.

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




                                              REEBOK INTERNATIONAL LTD.      51.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA



COMPREHENSIVE INCOME
The Company adopted Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income" ("Statement 130") in 1998 which established standards for the reporting and display of comprehensive income and its components in a full set of comparative general-purpose financial statements. The statement became effective for the Company as of December 31, 1998. Statement 130 requires foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income (expense). The adoption of Statement 130 resulted in revised and additional disclosures but had no effect on the financial position, results of operations, or liquidity of the Company. Comprehensive income is reported by the Company in the Consolidated Statements of Stockholders' Equity. The information for 1997 and 1996 has been restated from the prior year's presentation to conform to Statement 130 requirements.

SEGMENT AND RELATED INFORMATION
The Company adopted Financial Accounting Standards Board Statement No. 131 "Disclosures About Segments of an Enterprise and Related Information" ("Statement 131") in 1998. Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements. The information for 1997 and 1996 has been revised from the prior year's presentation to conform to Statement 131 requirements.

RECENTLY ISSUED ACCOUNTING STANDARDS
In March 1998, AcSEC issued Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), which requires capitalization of certain costs to develop or obtain internal-use software. SOP 98-1 is required to be adopted for years beginning after December 15, 1998.

In April 1998, the AcSEC issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"), which requires the costs of start-up activities to be expensed as incurred. SOP 98-5 is required to be adopted for years beginning after December 15, 1998.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"), which is required to be adopted for years beginning after June 15, 1999.

Management of the Company does not expect the adoption of any of these standards to have a material impact on the Company's financial position and results from operations.

RECLASSIFICATION

Certain amounts in prior years have been reclassified to conform to the 1998 presentation.


2.    SPECIAL CHARGES

In the first quarter of 1998, the Company recorded a special charge of $35,000 ($23,674 after tax, or $0.42 per share) in connection with the Company's ongoing business re-engineering efforts. The charge was for personnel related expenses and certain other charges associated with the restructuring or adjustment of underperforming marketing contracts. The business re-engineering, which will result in the termination of approximately 485 full-time positions, should enable the Company to achieve greater operating efficiencies. The underper-forming marketing contracts have been terminated or restructured to focus the Company's spending on those key athletes and teams who are more closely aligned with its brand positioning. The charge consists of certain one-time expenses, substantially all of which will affect cash.

The financial results for 1997 include special pre-tax charges of $58,161 ($39,161 after tax or $0.67 per diluted share) relating to restructuring activities in the Company's global operations. The restructuring charge relates to facilities consolidation and elimination, asset write-downs, personnel related expenses and the termination or restructuring of certain underperforming marketing contracts that no longer reflect the Company's brand positioning. The restructuring activities include reducing the number of European warehouses; establishing a shared services company that will centralize European administrative operations; and implementing a global management information system. The charge will cover certain one-time costs, of which approximately 70% will affect cash. Actual costs incurred in 1998 and 1997 did not differ materially from the Company's estimates.



52.      REEBOK INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA


Details of the special charge activity are as follows:

                                      1997         1997    BALANCE     1998         1998    BALANCE
                                   CHARGES  UTILIZATION   12/31/97  CHARGES  UTILIZATION   12/31/98

Marketing contracts                $25,000     $           $25,000  $18,476     $(28,734)   $14,742
Fixed asset write-downs             16,500       (9,600)     6,900                (1,134)     5,766
Employee retention and severance     9,200         (800)     8,400   14,798      (15,983)     7,215
Termination of leases and other      7,461         (700)     6,761    1,726       (5,912)     2,575
                                   -------     --------    -------  -------     --------    -------
                                   $58,161     $(11,100)   $47,061  $35,000     $(51,763)   $30,298
                                   =======     ========    =======  =======     ========    =======

The fixed asset write-downs relate to assets that will be abandoned or sold.

The restructuring should enable the Company to achieve operating efficiencies, including improved inventory management, credit management, purchasing power and customer service and should provide the organization with access to a single global data base of company, supplier and customer information. The restructuring initiatives should also improve logistics, allow the Company to focus its spending on those key athletes and teams who are more closely aligned with its brand positioning and produce cost savings once completed during 1999.


3.    DUTCH AUCTION SELF-TENDER STOCK REPURCHASE

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


4.    PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

DECEMBER 31                                                   1998          1997
Land                                                      $  8,699      $  9,037
Buildings                                                   68,776        75,380
Machinery and equipment                                    264,642       221,114
Leasehold improvements                                      56,701        48,663
                                                          --------      --------
                                                           398,818       354,194
Less accumulated depreciation and amortization             226,233       197,235
                                                          --------      --------
                                                          $172,585      $156,959
                                                          ========      ========


                                              REEBOK INTERNATIONAL LTD.      53.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA




5.    INTANGIBLES

Intangibles consist of the following:

DECEMBER 31                                                             1998       1997

Excess of purchase price over fair value of assets acquired         $ 38,900   $ 33,579
Other intangible assets:
  Purchased technology                                                52,827     52,827
  Company trade name and trademarks                                   47,678     47,254
  Other                                                               12,969     13,699
                                                                    --------   --------
                                                                     152,374    147,359
Less accumulated amortization                                         83,726     81,575
                                                                    --------   --------
                                                                    $ 68,648   $ 65,784
                                                                    ========   ========

6.    SHORT-TERM BORROWINGS

The Company has various arrangements with numerous banks which provide an aggregate of approximately $974,000 of uncommitted facilities, substantially all of which are available to the Company's foreign subsidiaries. Of this amount, $340,000 is available for short-term borrowings and bank overdrafts, with the remainder available for letters of credit for inventory purchases. In addition to amounts reported as notes payable to banks, approximately $167,000 was outstanding for open letters of credit for inventory purchases at December 31, 1998.

On August 23, 1996, in conjunction with the repurchase of its shares pursuant to the Dutch Auction self-tender offer, the Company entered into a new Credit Agreement underwritten by a syndicate of major banks ("Credit Agreement"). The Credit Agreement included a $750,000 revolving credit facility, expiring on August 31, 2002 which replaced the Company's previous $300 million credit line. The balance of the facility was a $640,000 six-year term loan (see Note 8).

On July 1, 1997, the Company amended and restated the Credit Agreement. The amendment reduced the revolving credit portion of the facility from $750,000 to $400,000. The revolving credit facility is available to finance the short-term working capital needs of the Company as well as support the issuance of letters of credit for inventory purchases, if required. At December 31, 1998 and December 31, 1997, there were no borrowings outstanding under the revolving credit portion of this agreement. As part of the agreement, the Company is required to pay certain commitment fees on the unused portion of the revolving credit facility as well as comply with various financial and other covenants. As part of the amendment, the commitment fees the Company is required to pay on the unused portion of the revolving credit facility as well as the borrowing margins over the London Interbank Offer Rate on the used portion of the revolving credit facility were reduced. The amendment further removed or relaxed various covenants. All other material terms and conditions of the Credit Agreement remained unchanged.

On September 30, 1998 the Company further amended the Credit Agreement. The amendment relaxed certain financial covenants through June 2000, at which time they will return to their original levels.

The Company utilizes a commercial paper program under which it can borrow up to $200,000 for periods not to exceed 270 days. This program is supported, to the extent available, by the unused portion of the $400,000 revolving credit facility. At December 31, 1998, the Company had no commercial paper obligations outstanding.

The weighted-average interest rate on notes payable to banks was 8.5% and 7.1% at December 31, 1998 and 1997, respectively.


7.    LEASING ARRANGEMENTS

The Company leases various offices, warehouses, retail store facilities and certain of its data processing and warehouse equipment under lease arrangements expiring between 1999 and 2006.



54.      REEBOK INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA




In March 1998, the Company entered into an operating lease agreement for a Worldwide Headquarters and North American Operations facility scheduled to open in 2000. Under the agreement, the lessor purchases the property, pays for the construction costs and subsequently leases the facility to the Company. The initial lease term is six years with five two-year renewal options. Lease payments will commence the earlier of occupancy or March 27, 2001 and the expected annual payments are approximately $10,000. In June 1998, the Company entered into an operating lease agreement for the purpose of financing construction costs for a new distribution facility in the Netherlands. Under the agreement, the lessor leased the land pursuant to a ninety nine-year ground lease, paid for the construction costs and subsequently leased the entire facility to the Company. The initial lease term is six years with one five-year renewal option. These leases provide for substantial residual value guarantees by the Company and include purchase options at the original cost of the properties. The maximum amount of the residual value guarantees relative to the assets under these two leases is projected to be $162,000. As part of these agreements, the Company is required to comply with various financial and other covenants.

Minimum annual rentals under operating leases (excluding the Worldwide Headquarters and North American Operations facility lease discussed above) for the five years subsequent to December 31, 1998 and in the aggregate are as follows:

                1999                                           $ 41,622
                2000                                             31,711
                2001                                             23,415
                2002                                             18,943
                2003                                             14,756
                2004 and thereafter                              23,734
                                                               --------
                                                                154,181
                Less: amounts representing sublease income       18,103
                                                               --------
                                                               $136,078
                                                               ========

Total rent expense for all operating leases amounted to $45,771, $45,827, and $46,751 for the years ended December 31, 1998, 1997 and 1996, respectively.


8.    LONG-TERM DEBT

Long-term debt consists of the following:

DECEMBER 31                                                                            1998          1997

Variable Rate Term Loan due August 31, 2002 with interest payable quarterly        $427,398      $497,398
Medium-term notes, bearing interest at rates approximating 6.75%, due May 15, 2000, with interest payable semiannually on May 15
  and November 15                                                                   100,000       100,000
6.75% debentures due September 15, 2005, with interest payable
  semiannually on March 15 and September 15                                          99,103        98,953
Medium-term notes, bearing interest at rates approximating 6%, due
  July 15, 1998, with interest payable semiannually on February 15
  and August 15                                                                                    30,000
Medium-term notes, bearing interest at rates approximating 6%, due February 11, 1998, with interest payable semiannually on February 15
  and August 15                                                                                    20,000
Bank and other notes payable                                                         14,571        14,004
                                                                                   --------      --------
                                                                                    641,072       760,355
Less current portion                                                                 86,640       121,000
                                                                                   --------      --------
                                                                                   $554,432      $639,355
                                                                                   ========      ========



                                              REEBOK INTERNATIONAL LTD.      55.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA



On August 23, 1996, the Company entered into a $1,700,000 Credit Agreement underwritten by a syndicate of major banks of which $950,000 was available in the form of a six-year term loan facility for the purpose of financing the Company's acquisition of common stock pursuant to the Dutch Auction self-tender offer (see Note 3). Based on the number of shares tendered, the Company borrowed $640,000 from this facility. The undrawn portion of $310,000 was immediately canceled upon funding of the share repurchase. The Credit Agreement included various covenants including restrictions on asset acquisitions, capital expenditures and future indebtedness, and the requirement to maintain a minimum interest coverage ratio. Under the terms of the agreement there are various options under which the interest is calculated. On July 1, 1997, the Company amended and restated the Credit Agreement. This amendment left the remaining portion of the six-year term loan of $522,398 (as of July 1, 1997) on substantially the same payment schedule, after adjusting for the $100,000 in optional prepayments made in 1997. The amendment also removed or relaxed covenants pertaining to restrictions on asset acquisitions and sales, capital expenditures, future indebtedness and investments and reduced the borrowing margins charged by the banks on the variable rate term loan. All other material terms and conditions of the Credit Agreement remain unchanged.

On September 30, 1998 the Company further amended the Credit Agreement. The amendment relaxed certain financial covenants through June 2000, at which time they will return to their original levels.

At December 31, 1998 and 1997, the effective rate of interest on the variable term loan was approximately 5.89% and 6.19%, respectively. In addition, the Company is amortizing fees and expenses associated with the Credit Agreement over the life of the agreement.

Maturities of long-term debt during the five-year period ending December 31, 2003 are $86,640 in 1999, $195,833 in 2000, $110,212 in 2001, $147,527 in 2002
and $140 in 2003.


9.    EMPLOYEE BENEFIT PLANS

The Company sponsors defined contribution retirement plans covering substantially all of its domestic employees and certain employees of its foreign subsidiaries. Contributions are determined at the discretion of the Board of Directors. Aggregate contributions made by the Company to the plans and charged to operations in 1998, 1997, and 1996 were $14,394, $13,696 and $11,755, respectively.


10.  STOCK PLANS

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



56.      REEBOK INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA






The Company has two employee stock purchase plans. Under the 1987 Employee Stock Purchase Plan, eligible employees are granted options to purchase shares of the Company's common stock through voluntary payroll deductions during two option periods, running from January 1 to June 30 and from July 1 to December 31, at a price equal to the lower of 85% of market value at the beginning or end of each period. Under the 1992 Employee Stock Purchase Plan, for certain foreign-based employees, eligible employees are granted options to purchase shares of the Company's common stock during two option periods, running from January 1 to June 30 and from July 1 to December 31, at the market price at the beginning of the period. The option becomes exercisable 90 days following the date of grant and expires on the last day of the option period. Accordingly, no options are outstanding at December 31, 1998 and 1997. During 1998, 1997 and 1996, respectively, 223,583, 151,210, and 157,134 shares were issued pursuant to these plans.

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

At December 31, 1998, 13,157,869 shares of common stock were reserved for issuance under the Company's various stock plans and 69,748,284 shares were reserved for issuance under the shareholders' rights plan.

The following schedule summarizes the changes in stock options during the three years ended December 31, 1998:

                                                                                               WEIGHTED
                                                                                                AVERAGE
                                                NON-QUALIFIED                    OPTION        EXERCISE
                                                STOCK OPTIONS           PRICE PER SHARE           PRICE

Outstanding at December 31, 1995                    6,156,917           $ 8.75 - $38.88          $24.96
Granted                                             4,436,947            26.75 -  41.63           31.32
Exercised                                            (272,153)            8.75 -  37.02           25.41
Canceled                                             (406,005)           11.38 -  37.02           31.10
                                                   ----------           ---------------          ------
Outstanding at December 31, 1996                    9,915,706             8.75 -  41.63           27.54
Granted                                             1,205,704            33.75 -  49.25           35.51
Exercised                                            (399,111)            8.75 -  36.75           25.72
Canceled                                             (534,680)           24.00 -  41.63           33.14
                                                   ----------           ---------------          ------
Outstanding at December 31, 1997                   10,187,619            10.63 -  49.25           28.26
Granted                                             4,187,889            12.63 -  31.88           13.69
Exercised                                             (67,440)           10.63 -  28.87           17.60
Canceled                                           (5,066,327)           12.63 -  49.25           32.21
                                                   ----------           ---------------          ------
Outstanding at December 31, 1998                    9,241,741           $11.37 - $48.37          $19.54
                                                   ==========           ===============          ======

At December 31, 1998, the exercise prices for outstanding options ranged from $11.37 to $48.37. Within that range, 6,709,022 options were outstanding between $11.37 and $18.37. Included in this range are 3,069,795 options exercisable at a weighted-average exercise price of $17.23. The weighted-average exercise price and average remaining contractual life of these options is $15.11 and 5.26 years, respectively. Additionally, 2,532,719 options were outstanding between $20.46 and $48.37. Included in this range are 1,150,927 options exercisable at a weighted-average exercise price of $29.81. The weighted-average exercise price and average remaining contractual life of these outstanding options were $31.26 and 6.44 years, respectively.

On October 6, 1998, the Board of Directors approved a stock option exchange and restructuring program pursuant to which certain current employees of the Company that held stock options with exercise prices above market could elect



                                              REEBOK INTERNATIONAL LTD.      57.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA



to exchange all or none of their then outstanding above market employee stock options for a smaller number of new options, with a new four-year vesting schedule. The number of existing outstanding option shares exchanged for the new option shares was at a ratio of 1.25:1. The new options have an exercise price of $12.625 per share which was the current market price as of October 6, 1998. Executive officers of the Company who were also directors and certain other option holders were not eligible to participate in this program. Of the 9,932,000 option shares outstanding under the Company's stock option programs as of October 6, 1998, approximately 3,900,000 option shares (or approximately 40%) were eligible for this exchange and restructuring program. Substantially all of these options were exchanged by employees under the program.

Shares granted in 1996 include a July grant to certain senior executives made in conjunction with the Dutch Auction. The options did not begin to vest until the end of 1998, and vesting extends for a period of up to five years ending in December 2002. Certain of these options were exchanged in 1998 pursuant to the Company's stock option exchange and restructuring program. In addition, during 1996 the Company reinstituted December as the month in which it grants its annual stock options to employees. The 1995 annual employee option grants were issued in February 1996.

At December 31, 1998, 1997 and 1996, options to purchase 4,220,722, 4,324,208, and 3,983,278 shares of common stock were exercisable, and 3,648,581, 3,032,790, and 1,225,051 shares, respectively, were available for future grants under the Company's stock equity plans.

Pro forma information regarding net income and earnings per share is required by Statement 123, which requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rates ranging from 4.2% to 7.7%; dividend yields of .00%, .00% and .68%; volatility factors of the expected market price of the Company's common stock of .52 in 1998, .35 in 1997 and .27 in 1996; and a weighted-average expected life of the option of 3.5 years in 1998 and 4.2 years in 1997 and 1996.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except for earnings per share information):

                                             1998          1997          1996

Pro forma net income                      $27,008      $127,506      $134,017
Pro forma basic earnings per share        $   .49      $   2.31      $   2.03
Pro forma diluted earnings per share      $   .49      $   2.23      $   2.00

The weighted-average fair value of options granted in 1998, 1997 and 1996 is $6.70, $13.09 and $10.76, respectively.

Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 2001.


11.  ACQUISITION OF COMMON STOCK

Under various share repurchase programs from 1992 to 1995, the Board of Directors authorized the repurchase of up to $800,000 in Reebok common stock in the open market or privately-negotiated transactions. As of December 31, 1998, the Company had approximately $126,600 available for future repurchases of common stock under these programs (See note 12).


12.  EQUITY PUT OPTIONS

During 1998, the Company issued equity put options as part of its ongoing share repurchase program. These options provide the Company with an additional source to supplement open market purchases of its common stock. The options were priced based on the market value of the Company's common stock at the date of issuance. The redemption value of the options, which represents the option price multiplied by the number of shares under option, is presented in the



58.      REEBOK INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA




accompanying consolidated balance sheet at December 31, 1998 as "Outstanding redemption value of equity put options." At December 31, 1998, 625,000 shares of outstanding common stock were subject to repurchase under the terms and conditions of these options. In January 1999, the Company purchased the 625,000 shares under the terms of the equity put agreements for a net aggregate purchase price of $16,559. At December 31, 1997, no shares of outstanding common stock were subject to repurchase under the terms and conditions of equity put options.


13.  BUSINESS ACQUISITIONS AND DIVESTITURES

On May 23, 1996, the Company finalized a long-term exclusive footwear licensing arrangement with Ralph Lauren to design, develop, manufacture, market and distribute men's, women's and children's footwear under the Ralph Lauren label. The agreement requires payment of certain annual minimum amounts for royalties and other compensation. The territory for the license initially included North America and is expected to expand worldwide as existing Ralph Lauren licenses expire subject to reaching agreement with Ralph Lauren as to business plans for the additional territories. In conjunction with the licensing arrangement, Reebok's subsidiary, The Rockport Company, Inc. acquired Ralph Lauren's prior licensee for the U.S. and Canada, Ralph Lauren Footwear, Inc.

On June 7, 1996, Reebok completed the sale of substantially all of the operating assets and business of its subsidiary, Avia Group International, Inc.


14.  FINANCIAL INSTRUMENTS

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

The carrying amounts and fair value of the Company's financial instruments are as follows:

                                             CARRYING AMOUNT         FAIR VALUE
                                           -------------------   -------------------
DECEMBER 31                                    1998       1997       1998       1997

Long-term debt                             $641,072   $760,355   $629,789   $759,049
Unrealized gains (losses) on foreign
  currency exchange contracts and options     2,024      4,619     (2,817)     6,256
Interest rate swaps                                                (3,622)       344
                                           ========   ========   ========   ========

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

Foreign currency losses realized from settlements of transactions included in other income (expense) for the years ended December 31, 1998 and 1997 were $12,000 and $8,100, respectively. The Company has used forward exchange contracts and options as an element of its risk management strategy for several years.




                                              REEBOK INTERNATIONAL LTD.      59.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA




At December 31, 1998, the Company had option and forward currency exchange contracts, all having maturities of less than one year, with a notional amount aggregating $323,148. The contracts involved 12 different foreign currencies. No single currency represented more than 23% of the aggregate notional amount. The notional amount of contracts intended to hedge merchandise purchases was $160,586. Deferred gains (losses) on these contracts were not material at December 31, 1998 and 1997.

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

During the fourth quarter of 1996, the Company entered into several amortizing interest rate swaps with a group of financial institutions having an initial notional value of $320,000 and expiring on December 31, 2000. The notional amount of the swaps is reduced each year in accordance with the expected repayment schedule of the Company's variable rate term loan. In January 1998, the Company entered into additional interest rate swaps in the amount of $150,000 with respect to the variable rate term loan. The terms of the swaps require the Company to make fixed rate payments on a quarterly basis whereas the Company will receive variable rate payments based on the three-month U.S. dollar LIBOR. At December 31, 1998 and 1997, the notional amount of interest rate swaps outstanding was $295,000 and $245,000 respectively.

CONCENTRATIONS OF CREDIT RISK
Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, accounts receivable and hedging instruments.

The Company places cash equivalents with high credit financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Credit risk on trade receivables is somewhat minimized as a result of the Company's worldwide customer base and the fact that no one customer represents 10% or more of the Company's net sales.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to hedging instruments. The counterparties to these contracts are major financial institutions. The Company continually monitors its positions and the credit ratings of its counterparties and places dollar and term limits on the amount of contracts it enters into with any one party.


15.  INCOME TAXES

The components of income before income taxes and minority interest are as follows:

                                           1998         1997          1996
Domestic                               $(54,064)    $(32,783)     $(12,720)
Foreign                                  91,094      190,868       250,388
                                       --------     --------      --------
                                       $ 37,030     $158,085      $237,668
                                       ========     ========      ========


60.      REEBOK INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA



The provision for income taxes consists of the following:

                                       1998              1997             1996
Current:
  Federal                          $ 44,090          $(34,314)         $ 1,961
  State                               3,572              (324)           4,534
  Foreign                            47,337            64,413           83,921
                                   --------          --------          -------
                                     94,999            29,775           90,416
                                   --------          --------          -------

Deferred:
  Federal                           (37,811)           (8,940)          (1,705)
  State                             (19,880)           (1,900)            (689)
  Foreign                           (25,383)           (6,445)          (3,939)
                                   --------          --------          -------
                                    (83,074)          (17,285)          (6,333)
                                   --------          --------          -------
                                   $ 11,925          $ 12,490          $84,083
                                   ========          ========          =======

During 1992, the Company recorded a write-down in the carrying value of its Avia subsidiary in the amount of $100,000 with no corresponding tax benefit recognized in that year due to the uncertainty concerning the ultimate deductibility of the charge. In June 1996, substantially all of the operating assets and business of Avia were sold. After the sale, in December 1996, the Company requested a pre-filing determination from the Internal Revenue Service ("IRS") regarding the deductibility of certain losses pertaining to the sale of Avia. In August 1997, the IRS notified the Company that it had approved the Company's tax treatment concerning the deductibility of the Avia losses and accordingly, a corresponding reduction in income taxes totaling $40,000 was recorded in the third quarter of that year.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $409,369, $405,265 and $517,309 at December 31, 1998, 1997 and
1996, respectively. Those earnings are considered to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends or otherwise, some portion of the distribution would be subject to both U.S. income taxes and foreign withholding taxes, less an adjustment for applicable foreign tax credits. Determination of the amount of U.S. income tax liability that would be incurred is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credits would be available to reduce some portion of any U.S. income tax liability.

Income taxes computed at the federal statutory rate differ from amounts provided as follows:

                                          1998         1997        1996

Tax at statutory rate                     35.0%        35.0%       35.0%
State taxes, less federal tax effect       1.5          1.5         1.7
Effect of tax rates of foreign
 subsidiaries and joint ventures          (5.1)        (4.3)       (1.6)
Tax benefit from Avia losses                          (25.3)
Amortization of intangibles                0.7          0.4         0.4
Other, net                                 0.1          0.6        (0.1)
                                          ----          ---        ----
Provision for income taxes                32.2%         7.9%       35.4%
                                          ====          ===        ====

Deferred income taxes reflect the expected utilization of tax net operating loss carryforwards, tax credit carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.




                                              REEBOK INTERNATIONAL LTD.      61.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA



Net deferred tax assets are attributable to the following:

DECEMBER 31                                              1998            1997

Inventory                                            $ 37,175        $ 30,238
Accounts receivable                                    26,641          24,973
Liabilities                                            11,849          26,714
Depreciation                                            8,436           6,117
Accrued special charges                                11,707          14,452
Tax net operating loss carryforwards                   69,707          10,424
Tax credit carryforwards                               16,710
Other, net                                             (4,594)        (18,361)
                                                     --------        --------
Total                                                $177,631        $ 94,557
                                                     ========        ========

At December 31, 1998, the Company had U.S. federal and state and local tax net operating loss carryforwards and foreign tax net operating loss carryforwards for certain foreign subsidiaries, the tax effect of which is approximately $69,707. These carryforwards will expire as follows: $7,029 in 2002, $15,580 in 2003, and $47,098 thereafter. The Company also has available tax credit carryforwards of approximately $16,710, which will expire as follows: $3,145 in 2002, $1,509 in 2003, and $12,056 thereafter.


16.  EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                                                    1998       1997       1996

Numerator:
  Net Income                                                     $23,927   $135,119   $138,950
                                                                 -------   --------   --------

Denominator:
  Denominator for basic earnings per share --
    weighted-average shares                                       56,394     56,162     67,370
  Dilutive employee stock options and equity put options             635      2,147      1,247
                                                                 -------   --------   --------
  Denominator for diluted earnings per share --
    adjusted weighted-average shares and assumed conversions      57,029     58,309     68,617
                                                                 =======   ========   ========

Basic earnings per share                                         $   .42   $   2.41   $   2.06
                                                                 =======   ========   ========

Diluted earnings per share                                       $   .42  $   2.32    $   2.03
                                                                 =======  ========    ========




62.      REEBOK INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA




17.  SEGMENT AND RELATED INFORMATION

The Company designs and markets footwear and apparel products, under various brand names. All products are generally manufactured using similar manufacturing processes. Additionally, these products share similar distribution methods and are marketed and sold to a similar type of customer. Operating results are assessed on an aggregate basis to make decisions about resources to be allocated among the brands.

Consequently, as permitted by the provisions of Statement 131, "Disclosure About Segments of an Enterprise and Related Information," the Company has one reportable segment for financial statement purposes.

Net sales to unaffiliated customers and long-lived assets by geographic area are summarized below:


                                            1998            1997            1996

NET SALES:
  United States                       $1,790,143      $2,000,883      $1,935,724
  United Kingdom                         522,393         661,358         566,196
  Europe                                 585,686         510,981         623,209
  Other countries                        326,370         470,377         353,475
                                      ----------      ----------      ----------
                                      $3,224,592      $3,643,599      $3,478,604
                                      ==========      ==========      ==========

Long-lived assets:
  United States                       $  170,537      $  175,744      $  182,380
  United Kingdom                          28,697          23,565          23,422
  Europe                                  30,138          14,388          16,950
  Other countries                         11,861           9,046          32,240
                                      ----------      ----------      ----------
                                      $  241,233      $  222,743      $  254,992
                                      ==========      ==========      ==========


18.  CONTINGENCIES

The Company is involved in various legal proceedings generally incidental to its business. While it is not feasible to predict or determine the outcome of these proceedings, management does not believe that they should result in a materially adverse effect on the Company's financial position, results of operations or liquidity. Included in these proceedings is a lawsuit filed by a former distributor in Brazil in which the plaintiff asserted a claim for damages in excess of $50,000. In April 1998, a court of first instance in Brazil awarded this distributor damages of approximately $15,000, plus interest and attorneys' fees. The Company appealed the ruling to a three-judge panel of the appellate court which upheld the trial court's decision by a vote of two to one. Because the appellate decision was not unanimous, the case is now being referred to a new panel of five appellate judges from the same court, who will decide the case on a de novo basis which means that the appellate panel will not have any obligation to defer to the factual or legal conclusions of the trial court or the first appellate panel, but the amount awarded must be within the parameters established by the minority and majority decisions of the prior appellate panel (a range from approximately $72 to approximately $15,000, plus interest and attorneys' fees). The Company continues to believe the trial court's decision is in error and will aggressively pursue all rights of appeal available to it. The accompanying consolidated financial statements contain no provision for loss with respect to this Brazilian lawsuit.




                                              REEBOK INTERNATIONAL LTD.      63.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



Board of Directors and Stockholders
Reebok International Ltd.
Stoughton, Massachusetts

We have audited the accompanying consolidated balance sheets of Reebok International Ltd. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reebok International Ltd. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP


Boston, Massachusetts
February 2, 1999




64.      REEBOK INTERNATIONAL LTD.

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


INTERNAL CONTROL SYSTEM
Reebok International Ltd. and its subsidiaries maintain a system of internal control over financial reporting, which is designed to provide reasonable assurance to the Company's management and Board of Directors as to the integrity and fair presentation of the financial statements. Management continually monitors the system of internal control for compliance, and actions are taken to correct deficiencies as they are identified. Even an effective internal control system, no matter how well designed, has inherent limitations including the possibility of the circumvention or overriding of controls and therefore can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control system effectiveness may vary over time.

The Company maintains an internal auditing program that monitors and assesses the effectiveness of the internal controls system and recommends possible improvements thereto. The Company's accompanying financial statements have been audited by Ernst & Young LLP, independent auditors, whose audit was made in accordance with generally accepted auditing standards and included a review of the system of internal accounting controls to the extent necessary to determine the audit procedures required to support their opinion on the consolidated financial statements. Management believes that, as of December 31, 1998, the Company's system of internal control is adequate to accomplish the objectives discussed herein.


Reebok International Ltd.,


/s/ Paul Fireman                        /s/ Kenneth Watchmaker

PAUL FIREMAN                            KENNETH WATCHMAKER
Chairman, President and Chief           Executive Vice President and Chief
 Executive Officer                         Financial Officer




                                              REEBOK INTERNATIONAL LTD.      65.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA


                                               FIRST         SECOND            THIRD          FOURTH
                                              QUARTER        QUARTER          QUARTER         QUARTER

YEAR ENDED DECEMBER 1998

Net sales                                    $880,123       $760,567        $  878,335       $705,567
Gross profit                                  314,051        280,328           331,994        260,754
Net income (loss)                              (3,358)         6,146            28,229         (7,090)
Basic earnings (loss) per share                  (.06)           .11               .50           (.13)
Diluted earnings (loss) per share                (.06)           .11               .50           (.13)
                                             --------       --------        ----------       --------

YEAR ENDED DECEMBER 1997
Net sales                                    $930,041       $841,059        $1,009,053       $863,446
Gross profit                                  356,229        323,511           370,211        299,599
Net income                                     40,184         20,322            73,968            645
Basic earnings per share                          .72            .36              1.32            .01
Diluted earnings per share                        .69            .35              1.26            .01
                                             --------       --------        ----------       --------



Net income for the first quarter of 1998 includes a special charge of $23,674 after taxes, or $0.42 per share, for personnel related expenses and certain other expenses associated with the restructuring or adjustment of underperforming marketing contracts.

Net income for the fourth quarter of 1997 includes a special charge of $18,000 after taxes, or $0.31 per diluted share, for the restructuring of a number of marketing contracts.

Net income for the third quarter of 1997 includes a tax credit of $40,000, or $0.68 per diluted share, as well as a special charge of $21,161 after taxes, or $0.36 per diluted share, for facilities consolidation and elimination, asset adjustments, and personnel related expenses associated with global restructuring activities.



66.      REEBOK INTERNATIONAL LTD.

DIRECTORS & OFFICERS



BOARD OF DIRECTORS                                    CORPORATE OFFICERS



PAUL FIREMAN                                          PAUL FIREMAN
Chairman, President & Chief Executive Officer         Chairman, President & Chief Executive Officer
Reebok International Ltd.
                                                      ANGEL R. MARTINEZ
CARL J. YANKOWSKI                                     Executive Vice President
Executive Vice President                              Chief Marketing Officer
President & Chief Executive Officer                   Reebok Division
Reebok Division
Reebok International Ltd.                             KENNETH WATCHMAKER
                                                      Executive Vice President
PAUL R. DUNCAN                                        Chief Financial Officer
Executive Vice President
Reebok International Ltd.                             CARL J. YANKOWSKI
                                                      Executive Vice President
M. KATHERINE DWYER                                    President & Chief Executive Officer
President                                             Reebok Division
Revlon Consumer Products, USA
Revlon, Inc.                                          JAMES R. JONES, III
                                                      Senior Vice President &
WILLIAM F. GLAVIN                                     Chief Human Resources Officer
President Emeritus
Babson College                                        BARRY NAGLER
                                                      Senior Vice President
MANNIE L. JACKSON                                     General Counsel
Chairman & Chief Executive Officer
Harlem Globetrotters International, Inc.              ANTHONY J. TIBERII
                                                      Senior Vice President
RICHARD G. LESSER                                     President & Chief Executive Officer
Executive Vice President & Chief Operating Officer    The Rockport Company, Inc.
TJX Companies, Inc.
                                                      LEO S. VANNONI
GEOFFERY NUNES                                        Treasurer
Retired Senior Vice President & General Counsel
Millipore Corporation

THOMAS M. RYAN
President & Chief Executive Officer
CVS Corporation





                                              REEBOK INTERNATIONAL LTD.      67.

SHAREHOLDER INFORMATION



INDEPENDENT AUDITORS                       FORM 10-K
Ernst & Young LLP                          For a copy of the Form 10-K Annual
200 Clarendon Street                       Report, filed with the Securities
Boston, MA 02116                           and Exchange Commission, write to:

                                           Office of Investor Relations
                                           Reebok International Ltd.
                                           100 Technology Center Drive
TRANSFER AGENT AND REGISTRAR               Stoughton, MA 02072
BankBoston, N.A. is the Transfer Agent
and Registrar for the Company's common
stock and maintains the shareholder
accounting records. The Transfer Agent
should be contacted on questions of
changes in address, name or ownership,     Web Site
lost certificates and consolidation of     http://www.reebok.com
accounts. When corresponding with the
Transfer Agent, shareholders should
state the exact name(s) in which the
stock is registered and certificate number
as well as old and new information about
the account.                               CORPORATE HEADQUARTERS
                                           Reebok International Ltd.
BankBoston, N.A.                           100 Technology Center Drive
c/o EquiServe                              Stoughton, MA 02072
Shareholder Correspondence                 Phone: (781) 401-5000
Post Office Box 8040
Boston, MA 02266-8040
Phone: (781) 575-3400
Facsimile: (781) 828-8813                  ANNUAL MEETING
Toll-free number outside Massachusetts
(800) 733-5001                             The Annual Meeting of Shareholders
http://www.equiserve.com                   will be held at 10:00 a.m., local
                                           time, on Tuesday, May 4, 1999 at
                                           BankBoston, Long Lane Conference
                                           Room, Second Floor, 100 Federal
                                           Street, Boston, Massachusetts.

                                           Shareholders of record on March 11,
                                           1999 are entitled to vote at the
                                           meeting.

STOCK INFORMATION
The Company's common stock is quoted on the New York Stock Exchange under the symbol RBK. The following table, derived from data supplied by the NYSE, sets forth the quarterly high and low sales prices during 1998 and 1997.

                                              1998                  1997
                                       ------------------     -----------------
                                       High       Low         High       Low
First                                  33 3/16    25 1/2      52 7/8     40 5/8
Second                                 32 1/2     27          49 7/8     37 1/8
Third                                  29 1/4     13 1/8      52 1/4     43 5/8
Fourth                                 18 1/2     12 9/16     49 1/2     27 5/8
                                       ==================     =================

The number of record holders of the Company's common stock at February 19, 1999 was 6,895.





68.      REEBOK INTERNATIONAL LTD.

(C) 1999 Reebok International Ltd. All Rights Reserved.

REEBOK, DMX and the Vector Logo [REEBOK the Vector Logo] are registered trademarks and ATTACK LIFE is a trademark of Reebok.
ROCKPORT, PROWALKER, UNCOMPROMISE and the Lighthouse Logo are registered trademarks and SOUL SENSATION and WALKING PLATFORM are trademarks of The Rockport Company, Inc.
GREG NORMAN and the Greg Norman Logo are registered trademarks of Great White Shark Enterprises, Inc.
RALPH LAUREN, LAUREN BY RALPH LAUREN and POLO SPORT are registered trademarks and RLX and LAUREN are trademarks of Polo/Ralph Lauren.

Design: Belk Mignogna Associates, New York
Photography: (Cover) Graham MacIndoe; (pgs. 21, 29 and 30) Robert Fishman